Exhibit 99.1

2015 ANNUAL REPORT
We create
communities.
We are Stantec.
Stantec
STN
TSX.NYSE

Table of Contents
1 We are Stantec.
18 2015 Financial Summary
20 2015 Financial Highlights
22 Report to Shareholders
24 Board of Directors
159 Locations
BC Shareholder Information
Management’s Discussion and Analysis
M–2 Executive Summary
M–4 Core Business and Strategy
M–9 Key Performance Drivers and Capabilities
M–17 Results
M–54 Outlook
M–61 Critical Accounting Estimates, Developments, and Measures
M–64 Risk Factors
M–71 Controls and Procedures
M–72 Corporate Governance
M–73 Subsequent Events
M–74 Cautionary Note Regarding Forward-Looking Statements
Consolidated Financial Statements
F–1 Management Report
F–2 Independent Auditors’ Report of Registered Public Accounting Firm
F–3 Independent Auditors’ Report on Internal Control over Financial Reporting
F–4 Consolidated Statements of Financial Position
F–5 Consolidated Statements of Income
F–6 Consolidated Statements of Comprehensive Income
F–7 Consolidated Statements of Shareholders’ Equity
F–8 Consolidated Statements of Cash Flows
F–9 Notes to the Consolidated Financial Statements
Employees’ six-word stories tell Stantec’s story.
We can say a lot with six words. In 2013, we challenged our people to share their Stantec stories using only six words. Since then, the Six-Word Story Project has inspired employees across the world. We share some of those stories in this report.

We are
Stantec.
Creating communities is our purpose.
Designing with community in mind is our promise.
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work-professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics-begins at the intersection of community, creativity, and client relationships.
Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.
Stantec is people-connected, creative, talented.
Allison Wenzel, Operational Business Analyst, Calgary, Alberta
Stantec Inc. 1

We live
our values
every day.
2 2015 Stantec Annual Report

We Put People First
Our people are at the core of what we do, and we want them to succeed. By providing challenging work and by developing our leaders, we foster a culture of opportunity, mentorship, diversity, and innovation.
We Do What Is Right
Working with integrity is a promise we make to our clients, colleagues, and shareholders. Our high standard of business practices guides our project management framework, code of ethics, and policies and practices.
We Are Better Together
When we combine our unique strengths and passion, we reach our full potential as an organization and as trusted advisors to our clients.
We Are Driven to Achieve
Achievement at every level begins and ends with a firm commitment to being the best we can be. We are committed to being a top 10 design firm across the sectors, markets, and regions we serve, and we plan to achieve an average compound annual growth rate of 15%.
Doing what’s right. Integrity drives everything.
Jeff Crawford, Marketing Manager, Irvine, California
Stantec Inc. 3

We designed
a strategy for
continuing
our industry-
leading
performance.
4 2015 Stantec Annual Report

Consistently executing our strategy-amid industry change and market flux-is key to our success. This promotes consistent growth and profitability while fostering a culture of excellence.
We seek to become a top 10 global design firm by executing these strategic elements:
Corporate
Design. Focusing on professional consulting and taking on little to no self-performed construction risk
Top-tier positioning. Positioning ourselves among the top-tier service providers in the sectors and geographic locations we serve
Diversification. Pursuing project and client diversification, thereby mitigating risk
Community presence. Using the strength of our local position to bring world-class expertise to the communities in which we live and work
Expanding our reach. Pursuing right-fit acquisitions in North America and selectively exploring international opportunities
Business conduct. Embracing safety and ethical business practices as the foundation for everything we do
Business
Single brand and systems platform. Using one common brand and operating the same systems with generally the same operational policies, practices, and programs
Local and global client focus. Driving a client-focused culture through cross-selling efforts, account management strategies, and local relationships
Balanced leadership model. Organizing and managing through a collaborative, consensus-based approach while supporting our local and global client focus
Technical excellence. Focusing on quality to provide value-added services through integrated quality management systems
Creative solutions. Focusing on creativity to provide value-added services
People. Attracting talent, developing our people, and providing a diverse and inclusive work environment
Local expertise to solve world problems.
Mark Wilson, Principal - Power, Fredericton, New Brunswick
Stantec Inc. 5

We created
a business
model that
responds
to change.
6 2015 Stantec Annual Report

We design our business to position us for consistent performance, even in changing market conditions. We provide services across diverse geographic locations, distinct business operating units and sectors, and all project phases. This means we’re flexible: an increased demand for services in one business operating unit or geographic location offsets a decreased demand in another.
During 2015, our business consisted of three business operating units:
Buildings
Key revenue generators included architecture, buildings engineering, project management, interior design, and functional planning for vertical infrastructure.
Energy & Resources
Core revenue streams were environmental services (which extended to our other two business operating units), industrial engineering services, project management, and construction management services for private sector clients.
Infrastructure
Most revenue in this business operating unit came from design and engineering services and a small portion of project and construction management for transportation, water, and development projects for private and public sector clients.
2,000,000+ families have
visited Stantec-designed
healthcare facilities
170,000+ megawatts of power
generation engineering experience
1,500+ communities are enjoying
the ride, thanks to our devotion to
enhancing their roadway networks
Stantec Inc. 7

Geographic Diversification by
Regional Operating Unit
3%*
INTERNATIONAL
46%*
CANADA
51%*
UNITED STATES
* Percent of 2015 gross revenue
PROJECT LIFE CYCLE
Maintenance
Planning
Design
Construction
Management
Decommissioning
Coworkers safe today, come back tomorrow.
Christine Cho, Executive Assistant, Irvine, California
8 2015 Stantec Annual Report

Sector Diversification by
Business Operating Unit
26%*
BUILDINGS
Science & Technology
Airports & Aviation
Industrial
Education
Healthcare
Commercial
35%*
ENERGY & RESOURCES
Mining
Environmental**
Services
Power
Oil & Gas
39%*
INFRASTRUCTURE
Bridges
Transit & Rail
Water
Community
Development
Roadways
* Percent of 2015 gross revenue
** Environmental Services revenue generated from our Buildings and Infrastructure business operating units.
Stantec Inc. 9

Our wetland professionals have completed thousands of wetland delineations to help clients with project planning and regulatory approvals.
10 2015 Stantec Annual Report

We continue
to evolve.
Four Business Operating Units for 2016
Our business model is evolving to better serve our clients. Environmental Services-previously part of our Energy & Resources business operating unit-is a unique business, and demand for it is growing across our sectors. Therefore, effective January 1, 2016, Environmental Services becomes our fourth business operating unit. Core revenue generators for this business operating unit are front-end environmental services for private sector clients and remediation activities for private and public sector clients.
Stantec Inc. 11

2015 Revenue Realigned
for Four Business Operating Units
26%*
BUILDINGS
Science & Technology
Airports & Aviation
Industrial
Education
Healthcare
Commercial
15%*
ENERGY & RESOURCES
Mining
Power
Oil & Gas
* Percent of 2015 gross revenue
12 2015 Stantec Annual Report

20%*
ENVIRONMENTAL SERVICES
Transportation
Mining
Community
Development
Water
Power
Oil & Gas
Buildings
39%*
INFRASTRUCTURE
Bridges
Transit & Rail
Water
Community
Development
Roadways
* Percent of 2015 gross revenue
Stantec Inc. 13

We focus on design.
Focusing on design differentiates us. Combining our diverse services and cross-selling capabilities with our design focus creates tremendous market potential and offers more controllable risk.
For Stantec, design
Makes us an ideal project partner-we are a professional services firm and take on the design phase only; as a result, we complement our project partners
Has the largest impact on the life-cycle cost of a project, despite being the smallest portion of a project
Offers higher margin opportunities and more controllable risk than pure construction companies and integrated engineering firms
Presents multibillion-dollar market potential
INDUSTRY POSITIONING
Low Margin High
Design
Construction
Operations & Maintenance
Low Risk High
The size of the circles represents the overall life-cycle cost of a project-the bigger the circle, the higher the cost.
14 2015 Stantec Annual Report

We are driven to adapt.
When industry changes, we adapt-thanks to our diverse business model, as well as our experience, knowledge, and technical capabilities. By anticipating our clients’ needs and delivering creative and innovative solutions, we win complex infrastructure and facilities projects.
Key industry drivers and trends that shape our business include the following:
Changing commodity prices and demand in the global economy
Technological advances
Shifting political and regulatory landscapes
An increased need for sustainability in design
Population growth and shifting demographics
Availability of public funding
Aging infrastructure
Resilience planning
Natural disaster recovery
Stantec Inc. 15

We are committed to sustainability.
Sustainability is no longer a differentiator but an expectation. One of our core values-we do what is right-sums up our approach to sustainability. By following policies and practices and holding true to our promise to design with community in mind, we foster a culture of health, safety, and sustainability for employees and other stakeholders.
In 2015, Stantec
Joined the United Nations Global Compact, a consortium of more than 10,000 companies committed to aligning strategies and operations around universally accepted human rights, labor, environment, and anti-corruption principles
Completed five projects with our Envision Sustainability Professionals; two more employees achieved Envision certification in 2015
Organized a group of leaders from many of our businesses to focus on a strategy for implementing our resilient design capabilities
Was awarded a position on the Canadian Climate Disclosure Leadership Index for the sixth year in a row
Further developed our health, safety, and environment (HSE) vision, strategy, and implementation plans by adding expertise to our leadership team and making HSE information easier to access and understand
Incorporated a diversity and inclusion census into our annual employee survey
Donated approximately 1% of our pre-tax earnings to charity
Held our annual Stantec in the Community Day; more than 7,300 employees participated in community support initiatives worldwide
We’re building spaces that will heal.
Abhishek Gupta, Manager - Architecture & Interior, Dubai, United Arab Emirates
16 2015 Stantec Annual Report

The Stantec-designed UCSF Medical Center at Mission Bay in San Francisco is one of the first hospitals in California to achieve LEED Gold certification.
Stantec Inc. 17

We are committed to achieving long-term shareholder value.
18 2015 Stantec Annual Report

2015 Financial Summary
(In thousands of Canadian dollars, except per share amounts and ratios) 15 14 13 12* 11
Gross revenue 2,877,245 2,529,918 2,236,410 1,870,259 1,683,403
Net revenue 2,373,683 2,075,311 1,832,379 1,553,814 1,378,547
EBITDA (1) 306,269 294,665 261,156 220,996 195,727
Income before taxes 211,607 223,200 198,912 164,458 49,676
Net income 156,378 164,498 146,201 121,019 12,662
Current assets 951,392 844,417 726,231 582,966 529,153
Property and equipment 158,085 152,707 133,534 114,994 107,853
Current liabilities 632,054 475,069 406,984 340,780 327,516
Long-term debt 232,301 256,093 200,943 256,408 236,601
Shareholders’ equity 1,323,260 1,086,245 892,634 727,025 627,048
Cash and cash equivalents 67,342 153,704 143,030 40,708 36,111
Gross revenue backlog (2) 2,198,000 1,795,000 1,413,000 1,272,000 1,120,000
Earnings per share - basic (3) 1.66 1.76 1.58 1.32 0.14
Earnings per share - diluted (3) 1.65 1.74 1.57 1.32 0.14
Current ratio 1.51 1.78 1.78 1.71 1.62
Net debt to equity ratio 0.22 0.14 0.11 0.36 0.41
Weighted average number of shares outstanding (3) 94,143,455 93,540,206 92,510,462 91,503,656 91,276,622
Shares outstanding (3) 94,435,898 93,836,258 93,152,264 91,967,788 91,047,170
Shares traded (3) 60,585,646 64,933,061 53,330,260 84,405,722 85,482,228
TSX (In Canadian dollars)
High (3) 38.09 38.14 36.17 20.66 15.17
Low (3) 28.77 29.17 19.15 12.96 10.75
Close (3) 34.32 31.93 32.93 19.88 13.79
NYSE (In US dollars)
High (3) 30.01 34.75 34.03 20.91 15.95
Low (3) 21.57 25.15 19.13 12.87 10.48
Close (3) 24.79 27.42 31.00 20.05 13.63
(1) EBITDA is calculated as income before income taxes, less net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.
(2) This is audited information for 2015, 2014, and 2013 and unaudited otherwise.
(3) For 2011 to 2013, these amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.
* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11.
13.7% 9.9%
5-Year Gross Revenue CAGR* 5-Year Diluted EPS CAGR*
$0.42 161.5%
Annual Dividend per Share 5-Year Total Shareholder Return
* Compound annual growth rate
Stantec Inc. 19

We've been profitable every year since 1954.

REED STREET YARDS

20 2015 Stantec Annual Report

We’ve been
profitable
every year
since 1954.
20 2015 Stantec Annual Report

2015 Financial Highlights
GROSS REVENUE
3,000
2,500
2,000
1,500
1,000
500
0
11 12 13 14 15
EBITDA
350
300
250
200
150
100
50
0
11 12 13 14 15
NET INCOME
180
150
120
90
60
30
0
11 12 13 14 15
Net income before goodwill impairment
Net income
DILUTED EPS
2.0
1.5
1.0
0.5
0
11 12 13 14 15
EPS - Diluted before goodwill impairment
EPS - Diluted
CASH FLOW
300
250
200
150
100
50
0
11 12 13 14 15
Operating cash flow
Free cash flow
GROSS REVENUE BACKLOG
2,500
2,000
1,500
1,000
500
0
11 12 13 14 15
All charts represent millions of Canadian dollars, except for diluted EPS. Diluted EPS for 2011 to 2013 have been adjusted for the November 14, 2014, two-for-one share split. Figures for 2012 are restated for IFRS 10 and 11. Stantec Inc. 21

Report to
Shareholders
Stantec’s secret to success: great people!
Bob Gomes, President & CEO, Edmonton, Alberta
22 2015 Stantec Annual Report

We make a difference in the world by creating communities. This is our purpose. When we say “community,” we mean everyone who has a stake in our work-from the clients we collaborate with to the populations we reach and the thousands of employees who hold true to our promise to design with community in mind. In 2015, we achieved solid revenue growth and maintained a strong balance sheet, despite the economic challenges facing some areas of our business. We owe our success to the dedication of our people, the diversity of our business model, and our commitment to living our values.
Our performance once again demonstrates the strength of our diversified business model. Strong organic gross revenue growth in our Buildings and Infrastructure business operating units partly offsets a retraction in our Energy & Resources business operating unit. This area of our business continues to experience the effects of the global downturn in the oil and gas and mining sectors. Despite these challenges, we are proud of our performance and how well we’ve managed our business. We’ve practiced fiscal responsibility and reduced our exposure to further decline while remaining dedicated to our clients.
Our clients continue to show confidence in Stantec. Our contract backlog grew significantly in 2015, largely due to work awarded in Buildings and Infrastructure, which partly offsets a retraction in Energy & Resources. Foreign exchange and completed acquisitions also contributed to backlog growth.
Acquisitions continue to be a key part of our strategy, allowing us to expand our services, cross-sell to clients, and obtain top-tier positioning. In 2015, we welcomed six companies that complement our services and deepen our expertise. Our acquisition of Dessau’s Canadian engineering operations was a notable achievement. It opens the door to opportunities in Quebec, and we’re proud to say we now offer services from coast to coast to coast in Canada and can serve national clients wherever they operate.
In the United States, where the economy is gaining momentum, our continued focus on strengthening our platform across all business operating units is paying off. We leveraged our growing architecture presence and expanded our existing client relationships and as a result saw growth in buildings work.
We saw strong organic revenue growth in our Buildings business operating unit, led by the Healthcare, Commercial, and Education sectors. For example, we were awarded architectural services under the Temple Independent School District November Bond project in Texas, and we secured two major hospital projects in Quebec. Perhaps this year’s biggest success story comes from our Infrastructure business operating unit-all sectors achieved strong organic gross revenue growth. Our Transportation sector benefited from increased opportunities in the United States, highlighted by our work providing full construction management services for the east section of the Honolulu Authority for Rapid Transportation project in Hawaii. Growth was also strong in our Water and Community Development sectors-in both Canada and the United States.
Looking into 2016, we thank our employees for their continued hard work and dedication, our clients for trusting us with their projects, and our shareholders for their continued confidence in Stantec.
Bob Gomes President & CEO
Stantec Inc. 23

Board of
Directors
The following knowledgeable and qualified professionals guide Stantec’s business while adhering to sound corporate governance practices in three key areas: stewardship, independence, and expertise. We are proud to call them our Board of Directors.
Aram H. Keith
Chair of the Board of Directors
Monarch Beach, California
David L. Emerson
Director
Vancouver, British Columbia
Susan E. Hartman
Director
Evergreen, Colorado
Robert J. Gomes
President & CEO
Edmonton, Alberta
Dr. Delores M. Etter
Director
Dallas, Texas
Donald J. Lowry
Director
Edmonton, Alberta
Douglas K. Ammerman
Director
Laguna Beach, California
Anthony P. Franceschini
Director
Edmonton, Alberta
Ivor M. Ruste
Director
Calgary, Alberta
CORPORATE OFFICERS
Aram H. Keith
Chair of the Board of Directors
Monarch Beach, California
Robert J. Gomes
President & CEO
Edmonton, Alberta
Daniel J. Lefaivre
Executive Vice President & CFO
Edmonton, Alberta
Valentino DiManno
Executive Vice President & CBO
Calgary, Alberta
Scott Murray
Executive Vice President & COO
Lexington, Kentucky
Paul J. D. Alpern
Senior Vice President, Secretary
Edmonton, Alberta
24 2015 Stantec Annual Report

Management’s Discussion and Analysis
December 31, 2015	M-1	Stantec Inc.

Management’s Discussion and Analysis

FEBRUARY 24, 2016

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows for the year ended December 31, 2015, dated February 24, 2016, should be read in conjunction with the Company’s 2015 audited consolidated financial statements and related notes for the year ended December 31, 2015. Our 2015 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All comparative share capital, earnings per share, dividends per share, and share-based payment transaction information have been adjusted for amounts previously reported for the two-for-one share split that occurred on November 14, 2014. Unless otherwise indicated, all amounts shown in this report are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis.

Executive Summary

CORE BUSINESS AND STRATEGY

•	We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics. Our promise is to design with community in mind.

•	Our business objective is to be a top 10 global design firm. We plan to achieve a compound average annual growth rate of 15% through a combination of organic and acquisition growth.

•	To achieve our business objective, we focus on the following: using the strength of our local positioning to bring our world-class expertise to the communities in which we live and work; driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships; focusing on quality and creativity; positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate; and expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture.

Management’s Discussion and Analysis
December 31, 2015	M-2	Stantec Inc.

KEY PERFORMANCE DRIVERS AND CAPABILITIES

•	Our performance is driven by external factors in the infrastructure and facilities industry and by internal strategic drivers and capabilities that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

RESULTS

•	Continued profitability and organic growth. Our gross revenue grew 13.7% in 2015 compared to 2014. Of this gross revenue growth, 12.1% resulted from acquisitions and 7.5% was due to foreign exchange, which was partly offset by a 5.9% retraction in organic revenue. We achieved a 3.9% increase in our EBITDA, our net income was $156.4 million in 2015 compared to $164.5 million in 2014, and diluted earnings per share was $1.65 in 2015 compared to $1.74 in 2014.

Our 2015 EBITDA was impacted by a decrease in gross margin and an increase in our administrative and marketing expenses—due in part to an increase in severance, acquisition and integration, and share-based compensation expenses, as well as a reduction in utilization. In addition, EBITDA was impacted by a non-operating loss related to the sale of our India subsidiary. Net income was also impacted by an increase in the amortization of our intangible assets from acquisitions and software additions. This was offset by a slight reduction in our annual effective income tax rate to 26.1% from 26.3% in 2014. See pages M-19 and M-20 in this Management’s Discussion and Analysis for further EBITDA and net income highlights.

•	Growth through acquisition. Acquisitions completed in 2015 and 2014 contributed $306.0 million to the increase in our gross revenue in 2015 compared to 2014. We completed six acquisitions in 2015 and eight in 2014. These acquisitions strengthened our presence in North America.

•	Strong balance sheet and liquidity. Our balance sheet remains strong. Cash flows from operations in the year supported acquisition growth and continued dividends. As at December 31, 2015, $252.1 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

OUTLOOK

•	We believe that we will achieve approximately 2% organic gross revenue growth in 2016 compared to 2015. We anticipate that our Canadian operations will benefit from increased activity in sectors and geographic regions not tied to the energy market and by sustained government infrastructure spending. We believe this will be offset by continued—but more modest—retractions in our Energy & Resources business operating unit. In the United States, where the economy continues to improve, we expect to achieve moderate organic gross revenue growth, the majority of which will be from the private sector. We anticipate a slight retraction in our International operations, mainly due to a decline in the mining industry. Overall, we expect to see moderate growth in our Buildings and Infrastructure business operating units and stability in Environmental Services, which as of January 1, 2016, became our fourth business operating unit.

Management’s Discussion and Analysis
December 31, 2015	M-3	Stantec Inc.

RISKS

•	Various risk factors could cause our actual results to differ materially from those projected in the Outlook section and forward-looking statements of this report. The material known risks are described in the Risk Factors section of this report. We believe there will be increased activity in sectors and geographic regions that are linked to non-energy export markets as a result of the improving US economy and recent government infrastructure spending announcements in both Canada and the United States. Economic pressures and uncertainties, volatility in the Canadian/US exchange rate, volatility in energy and commodity prices, and changes in public infrastructure funding may adversely impact our current outlook for 2016.

Core Business and Strategy

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

CORE BUSINESS

We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

BUSINESS OBJECTIVE

Our business objective is to be a top 10 global design firm. Currently, we are a top 10 design firm in North America and a top 20 design firm globally. We continue to work diligently to be the top-tier service provider in the sectors and geographic locations we serve. While revenue and size are one way of measuring our position as top-tier, our position in the industry is also measured qualitatively for information that tells us about our position in a sector, local presence, and global expertise. We believe that our continued growth will increase shareholder value and give our employees the opportunity to bring their talent and expertise to top clients with complex projects that span multiple disciplines around the world. We plan to achieve a compound average annual growth rate of 15% through a combination of organic and acquisition growth.

STRATEGY

Comprehensive Planning Year

To establish a clear plan for achieving our business objective—to be a top 10 global design firm—we have a three-year strategic planning process: a comprehensive planning year followed by three execution years. The third execution year is a comprehensive strategic review year. During that year, we develop our long-range (five-year) strategy, performing a more in-depth review of the market environment and industry and challenging the direction of past strategic plans. In the interim execution years, we focus on implementing and executing that long-range strategy. In 2015, we completed a comprehensive strategic review.

Management’s Discussion and Analysis
December 31, 2015	M-4	Stantec Inc.

Historically, our effective and resilient strategy has consistently provided shareholder value. After the 2015 strategic review, we determined that the key elements of our strategy will not fundamentally change over the next three years. However, we acknowledged that the opportunities and risks identified in our last comprehensive review have evolved and accelerated and continue to challenge our industry. Therefore, we need to evolve our strategy and consider certain adjustments.

Vertical integration into construction and participation in project financing by the larger engineering and construction firms is increasing, as is the overall acceptance of risk by large engineering firms in project delivery. Though our business has historically followed a fee-for-service model, we do have processes for evaluating, pursuing, and executing projects using alternative project delivery (APD) methods, such as various forms of design-build and public-private partnerships (P3s), and bundling engineering, procurement, and construction management (EPCM) services. So far, these APD services represent approximately 7% of our overall revenue but are expected to continue to grow. Some clients in select markets and business operating units are requesting approaches that are different from our current APD methods and are moving to more of an EPC delivery model, which places some forms of construction risk not found in our typical consulting and management services arrangements. In the next few years—for select projects, clients, and sectors—we will continue exploring our service delivery approach and risk appetite to better meet our clients’ needs.

Over the past few years, the dynamics of industry mergers and acquisitions have changed, the pace of consolidation has accelerated, and a number of our peers have expanded geographically through global diversification. Historically, our Company has focused our acquisition strategy on growth in design-related services in North America. An analysis of our projected growth and our ability to execute current growth plans shows increasing constraint in the number of suitable firms in our targeted North American marketplace.

Although we plan to continue our current disciplined acquisition approach, over the next few years, we will identify potential international acquisitions and determine whether they are suitable. We will do this by developing relationships, engaging in exploratory discussions, and identifying right-fit opportunities. This could include discussions with North American firms that have a significant international presence.

Purpose, Promise, and Values

Our Company’s purpose, promise, and values form the foundation of our strategy and have not changed from 2014. Our purpose is to create communities, and our promise is to design with community in mind. Our values follow:

•	We put people first
•	We are better together
•	We do what is right
•	We are driven to achieve

Our values provide the principles that govern our employees and how we behave and make decisions. For each action-oriented value, we identify annual initiatives relating to talent management, learning and growth, client relationships, business processes, and operational and financial performance. (Our value statements, the results of our 2015 key initiatives, and our 2016 initiatives are further described in the Key Performance Drivers and Capabilities section of this report.)

Management’s Discussion and Analysis
December 31, 2015	M-5	Stantec Inc.

Strategic Elements

The elements of our strategy have not fundamentally changed. We expanded these elements and divided them into two groups—corporate and business.

Corporate Strategic Pillars

•	Design. Focusing on professional consulting and taking on little to no self-performed construction risk

•	Top-tier positioning. Positioning ourselves among the top-tier service providers in the sectors and geographic locations we serve

•	Diversification. Pursuing project and client diversification, thereby mitigating risk

•	Community presence. Using the strength of our local position to bring world-class expertise to the communities in which we live and work

•	Expanding our reach. Pursuing right-fit acquisitions in North America and selectively exploring international opportunities

•	Business conduct. Embracing safety and ethical business practices as the foundation for everything we do

Business Strategic Pillars

•	Single brand and systems platform. Using one common brand and operating the same systems with generally the same operational policies, practices, and programs

•	Local and global client focus. Driving a client-focused culture through cross-selling efforts, account management strategies, and local relationships

•	Balanced leadership model. Organizing and managing through a collaborative consensus-based approach, while supporting our local and global client focus

•	Technical excellence. Focusing on quality to provide value-added services through integrated quality management systems

•	Creative solutions. Focusing on creativity to provide value-added services

•	People. Attracting talent, developing our people, and providing a diverse and inclusive work environment

Business Model

Our business model is a key element of our strategy. It is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, maintenance, and decommissioning.

Because of this diverse model, we can generally adapt to changes in market conditions by offsetting a decreased demand for services in one business operating unit or geographic location with an increased demand for services in another. We believe this strategy helps us mitigate risk while we continue to increase our revenue and earnings. Also, we work on thousands of projects for hundreds of clients, ensuring that we do not rely on a few large projects for our revenue.

Under the rules of IFRS, we have one reportable segment—Consulting Services—that is an aggregate of our operating segments. Our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from our operating segments. These operating segments are based on our regional geographic areas. In addition, our business operating unit leaders provide strategic direction, mentoring, and technical support to operations across our geographic regions.

Management’s Discussion and Analysis
December 31, 2015	M-6	Stantec Inc.

The following information outlines the three main components of our business model: geographic diversification, business operating units, and life-cycle solutions.

Geographic Diversification

The first element of our business model is geographic diversification. We operate in three geographic regional operating units—Canada, the United States, and International. Our International offices are in the Middle East, the United Kingdom, and the Caribbean. In 2015, we earned 46% of our gross revenue in Canada, 51% in the United States, and 3% in International locations. With this diversification, we are able to leverage global expertise while we focus on our strong local presence.

Over the next three years, we expect that the majority of our revenue growth will come from within North America and that this will occur through both organic growth and acquisitions. During this time, we will gradually increase our geographic reach in other markets suited for, and receptive to, our services.

Canada. At December 31, 2015, we had approximately 8,100 employees in Canada. We benefit from a mature market position within each region. We view our strategic opportunities as follows:

•	Continuing to strengthen our infrastructure presence in the Greater Toronto Area and British Columbia

•	Building on the platform we established in Quebec with the 2015 acquisition of certain assets and liabilities of Dessau Inc., and diversifying our operations into the private sector in our Community Development sector and Energy & Resources business operating unit

•	Diversifying our services offered in Atlantic Canada so they are less focused on the resource sector

•	Further increasing our market presence in specific sectors, possibly through acquisitions in our Power and Water sectors

•	Continuing to pursue wins in P3s and APD markets, particularly in our Transportation and Healthcare sectors

United States. At December 31, 2015, we had approximately 6,900 employees in the United States, where economic growth is improving. Due to acquisitions over the last number of years, we are achieving critical mass and diversity across many sectors in many geographies.

We will remain focused on strengthening our service capabilities and reaching maturity in the markets we serve. We view our strategic opportunities as follows:

•	Expanding our presence across all sectors, although our primary focus for acquisition growth includes the following:

¡	Buildings market—expand into new geographies, particularly the US West, and diversify from healthcare

¡	Oil and gas sector in Texas, the power sector across many areas of the United States, and front-end permitting environmental services activities, particularly in the US West

¡	Water and transportation sectors in the US West

¡	Community development sector—rebuild our presence in large US housing markets such as Phoenix and add our presence in urban centers that are projected to have strong growth (e.g., Texas, the Mid-Atlantic, the Southeast)

•	Establishing a top-tier urban design and buildings presence that is anchored in a major city

•	Evaluating our strategic options to increase our presence and capabilities in the US federal market

Management’s Discussion and Analysis
December 31, 2015	M-7	Stantec Inc.

International. At December 31, 2015, we had approximately 200 employees in our International operations. The majority of revenue comes from our Buildings business operating unit and our Mining sector. During 2015, growth was positively impacted by healthcare projects secured in the Middle East. However, the mining sector is cyclical and experienced retraction in revenue compared to 2014; this will likely continue over the medium term.

To offset this trend, we will focus on organic growth in other sectors by concentrating activities in areas where we already have a presence. Like we do in our other locations, we expect to leverage our local position to drive cross-selling opportunities to clients in the United Kingdom and the Middle East. We believe that the environment is right and that at this point in our evolution we can engage in exploratory discussions with potential suitable international acquisitions.

Business Operating Units

Business operating unit specialization is the second element of our business model. During 2015, we had three specialized business operating units: Buildings, Energy & Resources, and Infrastructure. In 2015, we earned 26% of our gross revenue in Buildings, 35% in Energy & Resources, and 39% in Infrastructure.

Within our three business operating units, we focus on the top 12 sectors that our clients operate in. By better understanding our clients’ goals, the market influences, and our business drivers, we can offer multidisciplinary solutions to meet their needs.

Buildings. Most revenue in our Buildings business operating unit is generated by providing pre-design, design, and construction administration services in planning, architecture, buildings engineering, and interior design services for vertical infrastructure. We earn a majority of our revenue from private sector and institutional clients. The remaining revenue is from public sector clients. We provide services in the following sectors:

•	Airports & Aviation
•	Commercial
•	Education
•	Healthcare
•	Industrial
•	Science & Technology

Energy & Resources. Most revenue in our Energy & Resources business operating unit is from industrial engineering services, project management, and construction management services, as well as from environmental services (these services are also provided to other business operating units), primarily for private sector clients. Services are provided in the following sectors:

•	Mining
•	Oil & Gas
•	Power

Infrastructure. The majority of revenue in our Infrastructure business operating unit is generated by providing front-end design and engineering services, with a small portion from project and construction management services. We provide services in the following sectors:

•	Community Development
•	Transportation (Bridges, Roadways, and Transit & Rail)
•	Water

For the most part, the Community Development sector serves private sector clients. Our Transportation and Water sectors primarily serve public sector clients, but a growth area is delivering these services in an APD format.

Management’s Discussion and Analysis
December 31, 2015	M-8	Stantec Inc.

Evolution of our Business Operating Units Specialization

We continually evolve our organizational structure by adapting it based on changes in the marketplace. We ensure that it meets our business needs and positions us for long-term success. With these goals in mind, in 2016, we realigned our organizational structure from three to four business operating units: Buildings, Energy & Resources, Environmental Services, and Infrastructure.

As a result of the realignment from three to four business operating units, our 2015 gross revenue earned was 26% in Buildings, 15% in Energy & Resources, 20% in Environmental Services, and 39% in Infrastructure. (Refer to the Results section of this report for additional details about the 2015 figures that have been restated for the four business operating units).

Life-Cycle Solutions

The third element of our business model is providing professional services in all phases of the project life cycle: planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (design and construction), plus deliver services during periods of redevelopment and operational spending activity (maintenance, integrity management, and remediation). We believe this strategy enables us to maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative, providing project management, construction management, surveying, and resident engineering services. We focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. During the maintenance phase that follows project completion, we provide ongoing professional services for integrity management, as well as for maintenance and rehabilitation projects such as facilities and infrastructure management, facilities operations, and performance engineering. In the final decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service.

Key Performance Drivers and Capabilities

Our key performance drivers are defined by external forces and by internal initiatives that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

KEY EXTERNAL DRIVERS

Our core business is driven by a number of external industry factors that affect the demand for our services.

Buildings. Our Buildings business operating unit consists of six market sector groups. This diversity means that Buildings is driven by a combination of factors such as economic outlook, public funding, population growth, demographic changes, security, and aging infrastructure. Drivers specific to our key market sectors include the following: passenger and air freight traffic (Airports & Aviation), healthcare reform and aging population

Management’s Discussion and Analysis
December 31, 2015	M-9	Stantec Inc.

(Healthcare), reshoring of manufacturing (Industrial), consumer demand and Internet commerce (Commercial), technology and scientific advancement (Science & Technology), and online education (Education).

Energy & Resources. Our Energy & Resources business operating unit is driven primarily by supply and demand for commodities in the global economy. Our Power, Oil & Gas, and Mining sectors are impacted by commodity prices, economics, technological advancement, and political and regulatory drivers. Other considerations include alternative fuels, aging infrastructure, and resiliency trends. These three sectors are highly cyclical and can experience rapid and dramatic fluctuations in price and supply and demand—as we experienced in 2015 with the significant drop in oil and mineral prices.

Our Power sector is more of an infrastructure business, but economic activity also affects power demand and therefore impacts this market. Also influencing activity in our Power sector are regulations, infrastructure age, the location of supply and demand for transmission and distribution, and the level of subsidization related to renewables.

Environmental Services. We will be reporting Environmental Services as a separate business operating unit effective January 2016. It performs services across all Company sectors, though most significantly for our Energy & Resources business. Therefore, Environmental Services drivers overlap with those of other business operating units. The most significant drivers follow:

•	Economic conditions, particularly capital expansion in the private sector and the resulting construction growth

•	Public emphasis on environmentally sustainable behaviors

•	Demand for emergency site remediation planning and cleanups

•	Disaster resiliency

•	Environmental regulations, especially in our Oil & Gas and Power sectors

Infrastructure. Our Infrastructure business operating unit is driven by a combination of economic, demographic, urbanization and housing, public funding, and regulatory factors. Additional drivers include employment rates, interest rates, water conservation efforts, active transport usage, technological advancements, aging infrastructure, and resiliency strategies. Increasingly, the private sector is influencing this market by engaging in APD methods, such as design-builds and P3s. Overall, this business operating unit relies heavily on local and regional clients and benefits from Stantec’s strong community presence.

KEY INTERNAL DRIVERS

We believe our actionable value statements best reflect what unites Stantec and compels our people to come to work and to do their best every day. Our performance depends on our ability to achieve excellence by putting people first, developing strong, long-lasting relationships with each other and our clients, doing what is right, and being driven to achieve at every level. Our value system provides a framework for the strategic initiatives that we implement to drive our performance and help obtain our overall business objective of being a top 10 global design firm.

We Put People First

We continue to evolve by attracting talent and developing our people. This entails assessing and guiding current employees, engaging and developing leadership, and ensuring we create an experience and a work environment that retains talent. The total number of employees at our Company at the end of 2014 was close to 14,200 and by

Management’s Discussion and Analysis
December 31, 2015	M-10	Stantec Inc.

the end of 2015 was approximately 15,200. At December 31, 2015, our workforce included approximately 9,500 professionals, 4,100 technical employees, and 1,600 support personnel.

Employees

Our people remain at the core of what we do. We strive to attract and retain the best employees in the field and to further develop their talents.

We are committed to supporting, fostering, and investing in each employee’s success through a culture of opportunity, equity, development, diversity, and innovation. Specific career streams provide employees with career development direction and growth opportunities based on their primary area of interest. We also have a formalized succession planning process and offer a leadership program. In 2015, we continued with our Human Resources realignment (initiated in 2013) to create a new service delivery model that will accommodate our current and future size based on forecasted growth.

Our Diversity and Inclusion Committee fosters a workplace that supports the unique differences of our clients and employees. In 2015, we completed a Diversity and Inclusion (D&I) employee survey and formed two D&I councils (for Canada and the United States). These councils will develop a three-year D&I plan in 2016.

We measure the success of our various initiatives through retention rates, employee surveys, 360-degree feedback, and exit interviews. The results help us develop future programs and initiatives.

Senior Leadership Team

Our leadership team has two levels:

•	Executive Vice President Team (EVPT) – consists of the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and executive vice presidents (EVPs). The EVPT oversees the Company’s overall performance, including developing and monitoring our business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. EVPs are specifically responsible for the performance of our regional operating units and business operating units.

•	Executive Leadership Team (ELT) – consists of senior vice presidents and certain vice presidents. The ELT’s numerous responsibilities include executing our business plan and managing the Company’s operating performance.

Our Company continues to grow in size and responsibilities, and the COO’s responsibilities have grown more complex. As a result, in 2016, we split the role of the COO in two—COO and chief business officer (CBO). We believe this change will better meet the needs of our diverse business model. The revised COO role will focus on Company operations, including health and safety, regional operations, and the Project Delivery Office. Our CBO will oversee all business operating units, account management, client development, and quality management. Both roles will report to the CEO and will be members of the EVPT.

Compensation

Our ability to align the activities of our senior leadership and other key employees with our short- and long-term financial and strategic goals is a key driver of our success. In addition to their fixed salaries, we provide short- and long-term compensation on a discretionary basis for their individual and corporate contributions to meeting our objectives.

For our senior leadership, senior managers, and other key employees, we provide a short-term incentive program (STIP) that is paid annually in cash. The total amount available in the STIP for any given year is calculated as a

Management’s Discussion and Analysis
December 31, 2015	M-11	Stantec Inc.

percentage of our annual pre-tax, pre-STIP net income, which encourages our senior managers to achieve profitable business results. To determine the STIP awards for the year, we evaluate each eligible employee’s personal contributions to our Company-wide profitability and performance. In our view, this compensation program creates a sense of shared responsibility for achieving outstanding business results and meeting our clients’ needs.

Our compensation program for our senior leadership team provides a long-term incentive plan (LTIP) using both share options and performance share units (PSUs), in addition to base salary and STIP participation. The mix of fixed, STIP, and LTIP varies, depending on the seniority of the executive within the organization. Our CEO, CBO, COO, CFO and EVPT target total compensation is more heavily weighted to long-term incentives. This ensures the most senior executives are incented to make decisions that are in the long-term interest of the shareholders.

Certain key employees who are not members of the senior leadership team are also granted options through our long-term incentive plan approved by shareholders in 2014, further aligning their interests with our shareholders’ interests, as well as encouraging them to remain with us over the long term.

The CEO’s STIP is evaluated by the board annually and is based on the achievement of corporate and individual performance metrics, and he is awarded annual long-term incentive grants of share options and PSUs. His total compensation is 25% fixed base salary, 25% short-term cash incentive opportunity, and 50% equity-based long-term incentives. The long-term incentives granted are one-third share options and two-thirds PSUs.

We require our CEO, CBO, COO, CFO, and EVPs to own a minimum number of shares in the Company. These executives must own a multiple of their base salary in shares. We believe our long-term incentive programs and the minimum ownership requirement provide the appropriate incentives for our EVPT to achieve growth in our share price, thereby aligning their compensation with the interests of shareholders.

We also have an executive compensation claw-back policy which shows our commitment to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned.

We Are Better Together

Strong, long-lasting relationships are at the center of everything we do, and each employee brings individual strengths to the Company, whether that is technical expertise, particular sector experience, or exceptional client relationships. When we combine those strengths, we believe we reach our full potential to build lasting relationships with our clients. Building and developing a consistently positive client-centered experience in various ways is essential for the continued growth and success of our organization.

Our ability to attract and retain top clients drives our business success. Currently, a majority of our business comes from repeat clients. In 2015, we continued evolving our organization and enhancing three key strategies: client development and account management, community engagement, and the creation of a practice technology framework.

Organizational Evolution

In 2015, we continued the process of realigning our internal structure to better serve our clients. We acknowledged that although Environmental Services and Energy & Resources share many similar clients, their businesses are, in fact, different. To provide them with a higher degree of leadership and better visibility within the Company for the services they perform, effective January 2016, we made the Environmental Services group into a fourth business operating unit. Our Mining, Oil & Gas, and Power sectors remain in the Energy & Resources business operating unit.

Management’s Discussion and Analysis
December 31, 2015	M-12	Stantec Inc.

Creativity and Innovation Program

Our Company supports and promotes creative and innovative thinking. We offer creative solutions that anticipate rather than respond to client needs. In 2016, we will formalize a program that recognizes and celebrates, internally and externally, the efforts of our employees to develop and apply ideas that benefit us, our clients, and our communities and enhance our reputation and competitive position.

Client Development and Account Management

We continue to pursue a client strategy that focuses on growing global accounts while augmenting the strength of our local client base and differentiating ourselves from our peers in the marketplace. The purpose of our account management system is to position Stantec for sustainable organic growth. To find and retain top clients, we develop targeted marketing and business development plans—by geographic area for regional and local clients and by sector for global and national clients. By better understanding our top clients, we improve our ability to provide services that enhance their success and, in turn, create organic growth for our Company.

In 2015, we continued to formalize our Account Management focus group—account managers across regions and sectors—so they can actively engage in program enhancements, including our business development framework. In 2016, we will develop a client-centric, cross-functional Client Services team which will concentrate on improving the growth of our accounts and the service to our clients. The team will support account managers and function as an extension of our Marketing group. In the next three years, we anticipate increased participation in APD and EPC for select projects, clients, and sectors (further described in the Core Business and Strategy section of this report).

Creation of a Practice Technology Framework

Globally, we are in the midst of a rapid and dramatic shift to the digitization of services. This shift is driven by the adoption of technology such as mobility, cloud, social media, and data analytics. Our Company embraces digital technologies that assist us in delivering professional services and help us improve services to our clients. In the next three years, we will develop a practice technology framework to identify strategic priorities, critical business needs, and opportunities. We will also evaluate and improve practice technology support, governance, and the resources required to meet our client and business needs.

We Do What Is Right

Doing what is right means paying attention to the impact that every decision has on the way we do business and holding ourselves to a high standard of ethics and integrity in everything we do. It also means committing to professional excellence in a manner that fosters an innovative and forward-looking culture of safety and sustainability.

Ethics and Integrity

Our reputation remains a significant asset; therefore, the focus continues to be on aligning our actions and decisions with our ethics and integrity policies. One way we ensure this is by conducting annual mandatory ethics, integrity, and anti-corruption compliance training for all employees. We are—and should be—held to a high standard of business practices. At Stantec, we articulate our high standard through our Project Management Framework, Code of Ethics, and policies and practices. In addition, we engage an outside agency to monitor, review, and report any issues identified through our Integrity Hotline.

Management’s Discussion and Analysis
December 31, 2015	M-13	Stantec Inc.

Health and Safety

We are committed to ensuring the health and safety of all employees and stakeholders involved in our professional work. We continue to promote a culture of safety across our organization by implementing numerous formal and informal initiatives. Our Health & Safety team has a clearly defined training component as well as an audit and compliance component to support OHSAS 18001:2007 certification for our Occupational Health & Safety (OHS) Management System. We continue to work on reducing our total recordable incident rate and total injury rate.

Quality Management

We use a number of methods to ensure high-quality project execution, including the following:

Project Management Framework. We are committed to efficient and high-quality project execution within a framework that incorporates ethics, safety, sustainability, innovation, and profitability. Our Project Management Framework helps us improve project planning, remain committed to quality assurance, and fulfill peer review requirements and is consistently executed across our Company.

We always strive to enhance our project execution and forecasting ability and to facilitate more efficient resource management. Currently, we use a diverse range of tools, including our Enterprise Management System, to execute projects effectively, and we will continue to invest in these tools in 2016.

Internal Practice Audits. We conduct internal practice audits to identify opportunities for quality enhancement across regions, disciplines, and sectors.

Integrated Management System. Our Integrated Management System clarifies expectations for project delivery and client service excellence and conveys the steps employees must take to achieve more consistent and successful project outcomes. The system is certified to the International Organization for Standardization (ISO) 9001:2008 (Quality Management), ISO 14001:2004 (Environmental Management), and ISO/IEC 20001-1:2011 (IT Service Management System) standards. We believe that benchmarking against internationally recognized management standards such as ISO provides transparent accountability that aligns with industry best practices—and we believe this ultimately improves client service delivery and satisfaction.

Project Delivery Office. Effective project management depends not only on tools but also on people. Project management is a career stream at Stantec. We have a Project Delivery Office that houses a peer group of senior project managers and project management specialists who can be deployed when needed on any project throughout Stantec. The Project Delivery Office addresses the project and commercial needs of major projects such as APD and P3s. It also provides a systematic way to manage and mitigate the risk profiles on major projects.

Regulatory Compliance. We operate in a diverse regulatory environment and are committed to complying with regulatory requirements. For instance, we comply with employment practices and financial reporting standards and controls. We also demonstrate our commitment to excellence through our documented policies and practices.

Sustainability

We believe that every service that Stantec provides contributes to a sustainable environment. From external services to our clients—that ensure we continue to design in a sustainable fashion—to our own internal impact on the environment while we deliver our services.

We are committed to finding ways to further enhance our services. In addition, we invest in LEED-accredited and Envision™ professionals through training and mentorship to ensure we are well positioned as leaders in the field of sustainable and integrated infrastructure solutions. EnvisionTM is a planning framework and evaluation system developed by the Institute for Sustainable Infrastructure and the Harvard Graduate School of Design.

Management’s Discussion and Analysis
December 31, 2015	M-14	Stantec Inc.

It provides a holistic framework for planning, designing, evaluating, and rating the community, environmental, and economic benefits of infrastructure projects and systems.

In 2015, Stantec joined the United Nations Global Compact, which brings together businesses that are committed to aligning their strategies and operations around 10 universally accepted principles focused on human rights, labor, environment, and anti-corruption. In this Global Compact, we join more than 10,000 businesses worldwide.

In our internal operations, we are committed to reducing our negative impact on the environment by progressing toward least-impact approaches to energy consumption, paper consumption, and waste disposal. We track and report our progress in our annual Sustainability Report, in the Carbon Disclosure Project (CDP), and through certification to ISO 14001:2004 (Environmental Management). In 2016, we will remain focused on meeting established targets to reduce our environmental impact.

Community Engagement

Our purpose is to create communities. At Stantec, we aim to be active members in our communities, making lasting connections with the people that we live with and work with. To help support their growth and development, we regularly partner with a number of charitable and community organizations to work on social projects, environmental projects, and charitable initiatives. In addition to the many community outreach activities we participate in throughout the year, in 2015, we held our third Company-wide Stantec in the Community Day—more than 7,300 employees spent the day volunteering in their communities.

In every region, we make decisions with local input. We recognize that local employees best understand how to match our resources and unique capabilities to our communities’ priorities and how to provide support to the organizations that make a difference. Corporately, we provide the framework that guides decision making, ensuring our community investments align with our organizational objectives and resonate with our employees and business leaders in the communities we serve. We target donating 1% of our annual pre-tax profits through direct cash contributions or services in kind to charitable and not-for-profit endeavors in the arts and in education, environment, and health and wellness.

We Are Driven to Achieve

Achievement at every level begins and ends with a firm commitment to being the best that we can be. To capitalize on market opportunities and core strengths, we identify and adapt to changing market conditions in our various sectors. We identify growth opportunities—both organically and by acquisition—where we are well positioned and able to effectively manage risk. We remain committed to growing our top and bottom lines by continuing to focus on design services and maintaining a low to moderate risk profile.

Growth Opportunities

Our aim is to achieve consistent growth and profitability. We will do this by sustaining a culture of excellence and remaining committed to our clients, our people, our communities, and our shareholders. We commit to maintaining our diversification strategy, ensuring an appropriate balance within our sector mix.

Achieving a high level of market presence in communities we serve is a key driver to our success. Our approach to regional growth is to effectively service our existing regional and local clients, develop new client relationships, and grow our reputation and business where opportunities exist. Our target is to be among the top-tier service providers in each region and sector. With this level of market presence, we are less likely to be affected by downturns in regional economies.

Management’s Discussion and Analysis
December 31, 2015	M-15	Stantec Inc.

Organic growth has been and continues to be an element of our strategy. To achieve growth, we leverage client relationships by cross-selling, following a sector-based approach, and delivering our account management programs. We refine internal strategies that promote a culture of revenue generation in all areas of the Company. In the next few years—for select projects, clients, and sectors—we will continue to review opportunities and assess the risks associated with different APD methods.

Acquisitions are key to our strategy, and increasing the depth of our capabilities and broadening our geographic coverage enables us to better service our clients and achieve growth. Historically, we have focused our acquisition strategy on growth in design-related services in North America. We plan to continue with our consistent and disciplined approach to sourcing firms in North America that align with our Company’s culture and strategy; however, over the next few years, we will engage in a more focused review of the international marketplace, undertake exploratory discussions, and identify right-fit opportunities.

Because we operate in a highly fragmented industry, we are confident that we can continue to take advantage of acquisition opportunities. According to internal analyses and Engineering News-Record’s 2015 report on the top design firms, the top 500 largest engineering and architecture companies (our principal competitors) operating in North America generate about US$100 billion in annual design fees.

To be better able to cross-sell our services and provide an integrated service to our clients, we execute a full integration acquisition strategy. When we acquire a firm, integration starts upon completing our due diligence as we work toward developing strategies to immediately enable the cross-selling of our combined services. Full integration usually takes between six months and two years to complete and involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices. This approach allows newly acquired employees to focus, with minimal interruption, on continuing to serve clients while taking advantage of our systems and combined expertise.

We measure our employee integration success using a post-integration survey. We assess the results to improve future integration activities. We also monitor leadership retention from acquisitions, key project submissions, and key client pursuits. In addition, we measure our growth success by monitoring our year-over-year increase in gross revenue attributable to organic and acquisition growth. Annually, we also report to our board of directors on all of our acquisitions to demonstrate the strategic reasons for bringing each firm into Stantec. This allows us to ensure we are acting on the rationale for acquiring a firm and are achieving the synergies we identified upon acquisition.

Financing

Our continued ability to finance our growth plan supports our success. Adequate financing gives us the flexibility to acquire firms that are appropriate for our vision and complement our business model.

Since the public trading of our shares began on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 18.1%. To fund acquisition growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions almost entirely using cash generated from operations, our revolver credit facility, and vendor notes.

We have entered into an agreement for a $350 million revolving credit facility expiring August 31, 2018. This facility also gives us access to $150 million in additional funds, subject to approval from our lenders. At December 31, 2015, we had $252.1 million of additional borrowing available under this facility. In 2011, we issued $70 million of 4.332% secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These were used to repay existing debt.

Management’s Discussion and Analysis
December 31, 2015	M-16	Stantec Inc.

Results

OVERALL ANNUAL PERFORMANCE

In 2015, by consistently executing our strategy, we continued to grow. We completed six acquisitions in the year, had strong organic growth in our Buildings and Infrastructure business operating units—which make up 65% of our Company’s gross revenue in 2015—and retracted in our Energy & Resources business operating unit. Our annual results continue to demonstrate the resiliency and effectiveness of our diversified business model to adapt to changes in market conditions. Our Oil & Gas sector represented approximately 25% of our Company’s gross revenue in 2014 and represented approximately 15% in 2015. To effectively manage our business during a rapid and significant retraction in the oil and gas industry, we practiced fiscal responsibility, adjusted staff levels, and maintained our client relationships, which positions us well for when this market recovers.

The following highlights other major financial achievements and strategic activities in 2015 that contributed to our financial performance and overall financial condition:

•	Continuous profitability. We ended 2015 with 13.7% growth in gross revenue and a 3.9% increase in EBITDA. Our net income was $156.4 million in 2015 compared to $164.5 million in 2014, and diluted earnings per share were $1.65 in 2015 compared to $1.74 in 2014. See pages M-19 and M-20 in this report for further EBITDA and net income highlights. (The terms “gross revenue” and “EBITDA” are defined in Definition of Additional IFRS Measures and Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section [together, the “Definitions section” of this report.])

•	Growth through acquisition. By successfully executing our acquisition and integration strategy, acquisitions completed in 2015 and 2014 contributed $306.0 million or 12.1% to the increase in our gross revenue year over year. In particular, we strengthened our Quebec and US presence as we continued to build a top-tier position in our sectors.

•	Effective and diversified business model. By consistently executing our business strategy and by capitalizing on opportunities to increase project activity in our Buildings and Infrastructure business operating units, we were able to partly offset the organic revenue retraction in our Energy & Resources business operating unit. In 2015, we achieved 5.6% organic growth in Buildings and 5.5% in Infrastructure, offset by 20.8% organic revenue retraction in Energy & Resources. Overall, in 2015, organic gross revenue retracted by 5.9%.

Management’s Discussion and Analysis
December 31, 2015	M-17	Stantec Inc.

•	Growth in backlog. Our contract backlog grew 22.2%—from $1.8 billion at December 31, 2014, to $2.2 billion at December 31, 2015. (“Backlog” is a non-IFRS measure and is further discussed in the Definitions section of this report.)

•	Strong balance sheet and liquidity. Our balance sheet remains strong with a net debt to EBITDA ratio of 0.94. Cash flows from operations in the year supported acquisition growth and continued dividends. As at December 31, 2015, $252.1 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes. (“Net debt to EBITDA” is a non-IFRS measure and is defined in the Definitions section of this report.)

•	Leadership succession. Rich Allen announced that he would be retiring from his position as COO in 2016. So as part of our continuing strong succession plan, we are splitting the role of COO into two—COO and CBO—effective January 1, 2016. We believe this change will better meet the needs of our diverse business model. Scott Murray, who was the executive vice president and regional operating unit leader for the United States, assumed the COO role. Valentino DiManno, who joined Stantec in 1989 and was the executive vice president and regional operating unit leader for Canada and business operating unit leader for Energy & Resources, assumed the CBO role.

•	Evolution of our business operating units. To provide a higher degree of leadership and better visibility within the Company for the services they perform, effective 2016, we are making the Environmental Services group into a fourth business operating unit. Our Mining, Oil & Gas, and Power sectors will remain in the Energy & Resources business operating unit.

Management’s Discussion and Analysis
December 31, 2015	M-18	Stantec Inc.

SELECTED ANNUAL INFORMATION

The following table highlights trending of certain annual information:

(In millions of Canadian dollars, except per share and share amounts)	2015	2015 vs. 2014 (%)	2014	2014 vs. 2013 (%)	2013

Gross revenue	2,877.2	13.7%	2,529.9	13.1%	2,236.4
Net revenue	2,373.7	14.4%	2,075.3	13.3%	1,832.4
EBITDA (note 1)	306.3	3.9%	294.7	12.8%	261.2
Net income	156.4	(4.9%)	164.5	12.5%	146.2
Earnings per share – basic (note 2)	1.66	(5.7%)	1.76	11.4%	1.58
Earnings per share – diluted (note 2)	1.65	(5.2%)	1.74	10.8%	1.57
Cash dividends declared per common share (note 2)	0.42	13.5%	0.37	12.1%	0.33

Total assets	2,341.9	19.5%	1,959.6	20.5%	1,668.2
Total long-term debt	365.4	18.1%	309.3	29.9%	238.1

Cash flows
From operating activities	205.5		207.2		272.1
Used in investing activities	(252.4)		(174.3)		(117.4)
Used in financing activities	(44.3)		(24.7)		(54.2)

Outstanding common shares as at
December 31 (note 2)	94,435,898		93,836,258		93,152,264
February 24, 2016	93,874,073
Outstanding share options as at
December 31 (note 2)	2,980,601		2,676,568		2,610,830
February 24, 2016	2,959,261

note1: EBITDA is calculated as net income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment (further discussed in the Definitions section of this report).

note 2: For 2013, earnings per share, dividends per share, common share, and share option amounts have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

2015 vs. 2014

We ended 2015 with 13.7% growth in gross revenue. Gross revenue increased 12.1% due to acquisitions completed in 2015 and 2014 and 7.5% from the weakening of the Canadian dollar. These increases were partly offset by organic revenue retraction of 5.9%. We experienced strong organic gross revenue growth in our Buildings and Infrastructure business operating units, which was offset by a retraction in our Energy & Resources business operating unit.

In 2015, EBITDA increased 3.9% over 2014. It was impacted by

•	A decrease in our gross margin as a percentage of net revenue—from 54.9% in 2014 to 54.5% in 2015—due primarily to the mix of projects, lower margins from projects acquired in our Dessau acquisition, P3 pursuits, and margin pressures in the energy and resource market

•	An increase in our administrative and marketing expenses—from 40.8% in 2014 to 41.6% in 2015— due in part to the following:

Management’s Discussion and Analysis
December 31, 2015	M-19	Stantec Inc.

¡	A $4.3 million increase in severance costs resulting from our staff rationalization due to the decline in the oil and gas and mining sectors

¡	An increase in acquisition and integration expenses, including French translation costs associated with our Quebec operations

¡	An overall reduction in utilization as a result of the impact of the decline in the above-noted sectors as well as the impact of the continued integration of acquisitions

¡	A $3.5 million increase in our share-based compensation expense

•	The recognition of a $4.1 million non-operating loss related to the sale of our India subsidiary in Q4 15

Our net income was $156.4 million in 2015 compared to $164.5 million in 2014, and diluted earnings per share was $1.65 in 2015 compared to $1.74 in 2014. Net Income was impacted by a $13.6 million increase in the amortization of intangible assets related to backlog and client relationships acquired from acquisitions completed in 2014 and 2015 and software additions during the year. As well, net interest expense increased year over year, mainly resulting from an increase in interest expense on our revolving credit facility and on our notes payable from acquisitions. These increases were partly offset by a slight reduction in our annual effective income tax rate to 26.1% from the 26.3% rate in 2014.

2014 vs. 2013

Gross revenue grew 13.1% in 2014 compared to 2013. Gross revenue increased 6.5% due to acquisitions completed in 2014 and 2013, 2.7% from the weakening of the Canadian dollar, and 3.9% from organic revenue growth in all business operating units and geographic regions. In Canada, growth was primarily caused by increased activity in our Oil & Gas, Water, and Community Development sectors. In the United States, organic gross revenue grew primarily in our Power, Transportation, and Water sectors. Internationally, we had organic gross revenue growth that occurred mainly in our Buildings business operating unit.

In 2014, EBITDA increased 12.8% over 2013. It was impacted by

•	An increase in gross margin—from 54.7% in 2013 to 54.9% in 2014; this increase was due in part to our revenue base growing in higher margin business operating units (Buildings and Infrastructure) and as a result of improvements in project management in our Buildings business operating unit and Transportation sector

•	An increase in administrative and marketing expenses—from 40.7% in 2013 to 40.8% in 2014—mainly due to a reduction in utilization, which was partly caused by increased integration activities from acquisitions

Our net income grew 12.5% from $146.2 million in 2013 to $164.5 million in 2014. Diluted earnings per share grew 10.8% from $1.57 in 2013 to $1.74 in 2014. In addition to the above-noted factors, net income was positively impacted by a slight reduction in our annual effective income tax rate to 26.3% from the 26.5% rate in 2013.

Management’s Discussion and Analysis
December 31, 2015	M-20	Stantec Inc.

RESULTS COMPARED TO 2015 TARGETS

In our 2014 Management’s Discussion and Analysis, we established various ranges of expected performance for 2015. The following table presents those results:

Measure	2015 Target Range	Results Achieved

Gross margin as % of net revenue	Between 54% and 56%	54.5%	✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	41.6%	✓
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	12.9%	x
Net income as % of net revenue	At or above 6%	6.6%	✓
Return on equity (notes 2 and 4)	At or above 14%	12.9%	x
Net debt to EBITDA (notes 1, 3, and 4)	Below 2.5	0.94	✓

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA divided by net revenue. EBITDA is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, and depreciation of property and equipment.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA as a percentage of net revenue, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of this report).

✓Met or performed better than target.

x Did not meet target.

At the end of 2015, we met all the above targets except EBITDA as a percentage of net revenue and return on equity, which were slightly below their targets.

EBITDA and return on equity were negatively impacted by a decrease in gross margin and an increase in administrative and marketing expenses, as well as a $4.1 million non-operating loss related to the sale of our India subsidiary in Q4 15 (further explained on pages M-19 and M-20 of this report). Excluding these impacts, EBITDA as a percentage of net revenue would have been within our targeted range. Return on equity was also impacted by an increase in shareholders’ equity because of a $62.7 million increase in exchange difference on the translation of our foreign operations. This increase was primarily due to the combination of an increase in the performance of our US operations and the weakening of the Canadian dollar—from US$0.86 at December 31, 2014, to US$0.72 at December 31, 2015.

In our 2014 Management’s Discussion and Analysis, we set expectations for our organic gross revenue growth in 2015 compared to 2014 and we updated these targets quarterly. In Q3 15, we anticipated an overall 5% organic gross revenue retraction, and we ended the year with a retraction of 5.9%. We also established annual organic gross revenue growth targets for each regional operating unit and business operating unit. The following table represents those results compared to our Q3 15 expectations.

Management’s Discussion and Analysis
December 31, 2015	M-21	Stantec Inc.

Organic Growth	Q3 15 Target	Results Achieved

Regional Operating Unit
Canada	Retraction	Retraction	✓
United States	Moderate	Moderate	✓
International	Stable	Retraction	x

Business Operating Unit
Buildings	Strong	Strong	✓
Energy & Resources	Retraction	Retraction	✓
Infrastructure	Strong	Strong	✓

✓ Met or performed better than target.

x Did not meet target.

We met all these regional and business operating unit targets, except we ended the year with retraction in our International operations. This retraction was due to a greater-than-anticipated slowdown that resulted from the macroeconomic conditions in the mining industry and the impact of curtailed spending in the oil and gas industry. (Further details regarding our organic gross revenue are provided in the Results section, Gross and Net Revenue subsection, of this report.)

ACQUISITIONS

Consideration for acquisitions completed was $207.1 million in 2015 and $186.9 million in 2014. We completed the following acquisitions in 2015:

•	On January 16, 2015, we acquired certain assets and liabilities of Dessau Inc., 9073-4195 Quebec Inc., and Azimut Services (Central) Inc. (collectively called Dessau), adding approximately 1,300 staff to our Company. We acquired the Canadian engineering operations of this Montreal-based firm, adding to our expertise in healthcare, water, power and energy, transportation, and community development, as well as introducing telecommunications and security services to our broader platform in Canada.

•	On February 28, 2015, we acquired Sparling, Inc. (Sparling), which added approximately 90 staff to our Company. Sparling provides expertise in electrical engineering and architectural lighting design. This addition further enhances our West Coast presence in the United States.

•	On July 10, 2015, we acquired certain assets and liabilities of VI Engineering, LLC (VI Engineering), adding approximately 30 staff to our Company. The addition of VI Engineering further enhances our Power business in the United States.

•	On August 28, 2015, we acquired certain assets and liabilities of VA Consulting, Inc. (VA Consulting); this added 60 staff to our Company. This addition expands the Company’s Infrastructure business operating unit in the United States.

•	On October 30, 2015, we acquired Fay, Spofford & Thorndike, Inc. (FST), increasing the number of staff in our Company by approximately 280. This addition enhances our expertise in transportation, water infrastructure, buildings design, and environmental solutions across the United States.

•	On December 31, 2015, we acquired certain assets and liabilities of the Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR), increasing our staff count by approximately 180. Adding KBR enhances our infrastructure design capabilities in the US Gulf region.

Management’s Discussion and Analysis
December 31, 2015	M-22	Stantec Inc.

DISCUSSION OF OPERATIONS

Our Company operates in one reportable segment: Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Year Ended Dec 31
			Percentage
	Percentage of		Increase
	Net Revenue		(Decrease) *
	2015	2014	2015 vs. 2014

Gross revenue	121.2%	121.9%	13.7%
Net revenue	100.0%	100.0%	14.4%
Direct payroll costs	45.5%	45.1%	15.4%
Gross margin	54.5%	54.9%	13.5%
Administrative and marketing expenses	41.6%	40.8%	16.8%
Depreciation of property and equipment	1.9%	1.9%	18.6%
Amortization of intangible assets	1.6%	1.2%	56.0%
Net interest expense	0.5%	0.4%	28.2%
Other net finance expense	0.2%	0.1%	n/m
Share of income from joint ventures and associates	(0.1%)	(0.1%)	(16.7%)
Foreign exchange gain	0.0%	0.0%	n/m
Other income	(0.1%)	(0.2%)	18.5%
Income before income taxes	8.9%	10.8%	(5.2%)
Income taxes	2.3%	2.9%	(6.0%)
Net income	6.6%	7.9%	(4.9%)

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The percentage increase in gross and net revenue in 2015 compared to 2014 was due to acquisition growth and the impact of foreign exchange rates on revenue earned in foreign subsidiaries (further explained in the Gross and Net Revenue section that follows). We were negatively impacted by a decrease in gross margin as a percentage of net revenue and an increase in administrative and marketing expenses, amortization of intangible assets, and net interest expense compared to 2014 (further explained in the respective sections of this report). Our net income for 2015 decreased by 4.9%.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

Management’s Discussion and Analysis
December 31, 2015	M-23	Stantec Inc.

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and, thereafter, as organic revenue.

Each business operating unit generates a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.78 in 2015 compared to US$0.91 in 2014—a 14.3% decrease. The weakening of the Canadian dollar for the year had a positive effect on revenue reported in 2015 compared to 2014.

Our contract backlog grew 22%—from $1.8 billion at December 31, 2014, to $2.2 billion at December 31, 2015. Backlog for our Buildings business operating unit grew 15%, and Infrastructure grew 49%, partly offset by a 14% retraction in Energy & Resources. The overall growth in backlog was the result of recent project wins, fluctuations in foreign exchange, and acquisitions completed in the year. We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract (Backlog is a non-IFRS measure further described in the Definitions section of this report.) Only approximately the first 12 to 18 months of the total value of secured work for a project is included in contract backlog.

The following tables summarize the impact of acquisition growth, organic retraction, and foreign exchange on our gross and net revenue for 2015 compared to 2014:

Gross Revenue
(In millions of Canadian dollars)	2015 vs. 2014

Increase due to
Acquisition growth	306.0
Organic retraction	(150.1)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	191.4

Total net increase in gross revenue	347.3

Net Revenue
(In millions of Canadian dollars)	2015 vs. 2014

Increase due to
Acquisition growth	259.9
Organic retraction	(109.9)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	148.4

Total net increase in net revenue	298.4

Management’s Discussion and Analysis
December 31, 2015	M-24	Stantec Inc.

The increase in acquisition gross and net revenue in 2015 compared to 2014 was due to the revenue earned in 2015 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Business Operating Unit sections that follow. We experienced strong increases in organic gross revenue in 2015 compared to 2014 in our Buildings and Infrastructure business operating units. These increases were offset by a retraction in organic gross revenue in our Energy & Resources business operating unit.

Gross Revenue by Region

The following charts and tables summarize gross revenue and gross revenue growth in our three regional operating units—Canada, United States, and International:

					Change Due
	Year Ended	Year Ended			to Organic	Change Due
	Dec 31,	Dec 31,	Total	Change Due to	Growth	to Foreign
(In millions of Canadian dollars)	2015	2014	Change	Acquisitions	(Retraction)	Exchange

Canada	1,317.0	1,346.6	(29.6)	139.0	(168.6)	n/a
United States	1,461.0	1,090.6	370.4	167.0	25.5	177.9
International	99.2	92.7	6.5	-	(7.0)	13.5

Total	2,877.2	2,529.9	347.3	306.0	(150.1)	191.4
n/a = not applicable

Total gross revenue was positively impacted by acquisitions completed in 2014 and 2015, and by foreign exchange due to the weakening of the Canadian dollar. This was partly offset by organic revenue retraction, primarily in Canada.

Following is a list of acquisitions completed in 2014 and 2015 that impacted specific regions during 2015:

Canada

•	Canadian engineering operations of Dessau Inc., 9073-4195 Quebec Inc., and Azimut Services (Central) Inc. (collectively Dessau) (January 2015)

United States

•	Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) (January 2014)

Management’s Discussion and Analysis
December 31, 2015	M-25	Stantec Inc.

•	Processes Unlimited International, Inc. (ProU) (March 2014)

•	JBR Environmental Consultants, Inc. (JBR) (May 2014)

•	Group Affiliates Inc. (SHW) (May 2014)

•	Wiley Engineering, Inc. (Wiley) (June 2014)

•	USKH Inc. (USKH) (June 2014)

•	ADD Inc. (September 2014)

•	Penfield & Smith Engineers, Inc. (Penfield & Smith) (October 2014)

•	Sparling, Inc. (Sparling) (February 2015)

•	VI Engineering, LLC (VI Engineering) (July 2015)

•	VA Consulting, Inc. (VA Consulting) (August 2015)

•	Fay, Spofford & Thorndike, Inc. (FST) (October 2015)

•	The Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR) (December 2015)

Canada. Gross revenue from our Canadian operations decreased 2.2% in 2015 compared to 2014. The decrease resulted from a retraction in our Energy & Resources business operating unit and was partly offset by acquisition growth and strong organic revenue growth in both our Buildings and Infrastructure business operating units. The $139.0 million in acquisition growth that related to the Dessau acquisition was split between our three business operating units: approximately 23% in Buildings, 31% in Energy & Resources, and 46% in Infrastructure.

In 2015 compared to 2014, all sectors in our Energy & Resources business operating unit in Canada experienced organic revenue retraction. This was primarily due to the weakening and volatility of commodity prices throughout the year, particularly in the oil and gas industry where clients significantly curtailed their capital spending. Nevertheless, by maintaining strong client relationships, we continued to win a stream of generally smaller projects, albeit at a slower rate as the sector faced increased competition and pricing pressures. The downturn in market conditions also affected our Environmental Services sector; however, the effect was less severe because approximately half of our Environmental Services work is outside of the oil and gas industry and that work continues to be stable. Power also retracted organically as a result of curbed spending by oil and gas clients. As well, investments were curtailed in thermal generation projects because of a flattened demand for power. Our Mining sector experienced challenges in the year due to macroeconomic conditions and the weakening of metal and commodity prices. This resulted in retraction, but that retraction was slightly offset by the recognition of fees in the first quarter of 2015 for obtaining certain performance metrics on a major project.

All sectors in our Infrastructure business operating unit experienced strong organic gross revenue growth except Community Development, which was stable. Our Water and Transportation sectors were supported by stable funding in the public sector. Activity in our Water sector was driven by municipal investments in water and wastewater infrastructure as well as by work associated with surface-water resources and flood control, mitigation, and restoration. Our work in Transportation was driven by public investments in roadways, bridges, and passenger rail. In 2015, despite being compared to a robust growth year in 2014, our Community Development sector had organic revenue growth, moderated by weakening residential development in Alberta late in the year as a result of a downturn in that province’s energy sector.

The P3 model remained active in Canada, particularly in Ontario and the western provinces. P3s continue to be considered at the municipal level and continue to branch into nontraditional sectors including water and wastewater, airports, solid water disposal, and social housing. In 2015, we remained active and continued to secure projects in P3s because of our experience and expertise with this delivery model.

Management’s Discussion and Analysis
December 31, 2015	M-26	Stantec Inc.

United States. Gross revenue in our US operations increased 34.0% in 2015 compared to 2014. This increase was a result of strategic acquisition growth, the impact of foreign exchange due to the US dollar strengthening compared to the Canadian dollar, and organic revenue growth as the US economy continued to gain momentum in 2015. Organic revenue grew 2.3% in 2015 compared to 2014. Our Infrastructure business operating unit had strong organic growth, Buildings was stable, and Energy & Resources retracted.

In the private sector, the housing market grew in 2015 compared to 2014, specifically in Florida and the western United States. As a result, we experienced increased activity in our urban planning and design services. Our Buildings business operating unit was supported by our expanded architectural presence due to recent acquisitions and work in the healthcare sector, as well as by increased activity in the biopharmaceutical sector. Expanding our existing client relationships and capitalizing on our expertise in environmental mitigation resulted in strong growth in our Environmental Services. This growth also occurred because we built on our remediation and recovery expertise during the year.

During 2015, the public sector was characterized by uncertainty in the political and regulatory environment, notably at the federal level. Partly in response to fiscal constraints, design-build opportunities increased in the United States. Although there was a backlog of work within the transportation market, public sector budgets were tight and federal funding was uncertain throughout the year until the passing of the five-year US$305-billion FAST Act in the fourth quarter of 2015; this may provide some stability going forward. Despite this uncertainty, organic revenue increased in our Transportation sector in 2015 compared to 2014. Environmental Protection Agency (EPA) regulations provided opportunities with our Power clients; transmission and distribution opportunities remained steady.

International. Gross revenue from our International operations increased by 7.0% in 2015 compared to 2014. This increase resulted from the strengthening of foreign currencies compared to the Canadian dollar and from organic growth in our Buildings business operating unit due primarily to healthcare projects secured in the Middle East. In 2015, this increase was offset by a retraction in organic gross revenue in our Mining sector, caused by global market conditions, and a retraction in our Community Development sector.

Gross Revenue by Business Operating Unit

The following charts and tables summarize gross revenue and gross revenue growth in our three business operating units—Buildings, Energy & Resources, and Infrastructure:

Management’s Discussion and Analysis
December 31, 2015	M-27	Stantec Inc.

Gross Revenue by Business Operating Unit

(In millions of Canadian dollars, except %)	2015	% of Consulting Services Gross Revenue	2014	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2015 vs. 2014

Buildings	763.7	26.5%	547.7	21.7%	39.4%
Energy & Resources	1,000.5	34.8%	1,103.9	43.6%	(9.4%)
Infrastructure	1,113.0	38.7%	878.3	34.7%	26.7%
Total	2,877.2	100.0%	2,529.9	100.0%	13.7%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

As indicated above, our gross revenue was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by business operating unit is summarized in the following table:

	2015 Compared to 2014

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	216.0	139.7	30.7	45.6
Energy & Resources	(103.4)	68.3	(229.1)	57.4
Infrastructure	234.7	98.0	48.3	88.4
Total	347.3	306.0	(150.1)	191.4

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The following summarizes the acquisitions completed in 2014 and 2015 that impacted specific business operating units during 2015:

• Buildings o SHW (May 2014) o USKH (June 2014) o ADD Inc. (September 2014) o Dessau (January 2015) o Sparling (February 2015) o FST (October 2015)	• Energy & Resources o WEG (January 2014) o ProU (March 2014) o JBR (May 2014) o Wiley (June 2014) o Dessau (January 2015) o VI Engineering (July 2015) o FST (October 2015)	• Infrastructure o USKH (June 2014) o Penfield & Smith (October 2014) o Dessau (January 2015) o VA Consulting (August 2015) o FST (October 2015) o KBR (December 2015)

Buildings. Gross revenue for our Buildings business operating unit increased 39.4% in 2015 compared to 2014. This increase was the result of acquisition growth, the impact of foreign exchange due to the US dollar strengthening compared to the Canadian dollar, and organic revenue growth. Organic revenue grew 5.6% in 2015 compared to 2014. We experienced strong growth in our Canadian and International operations, while organic revenue growth was stable in the United States. Organic gross revenue growth in Canada is primarily due to our mature geographic presence, our diversified market sector focus, and the cross-selling of our services. Compared to 2014, organic growth resulted from winning strategic pursuits and successfully carrying out our account management strategies, particularly in our Healthcare and Education sectors and with our municipal clients where our P3 win rate has increased year over year.

Management’s Discussion and Analysis
December 31, 2015	M-28	Stantec Inc.

The majority of revenue for our Buildings business operating unit is generated from three key sectors: Healthcare, Commercial, and Education. For these market sectors, opportunities remain steady in all of our key geographies. In addition, we see strong growth in some of our smaller sectors, such as Industrial Buildings, due to increased opportunities and strong market positioning with municipalities.

In Canada, we benefited from the strong activity in the healthcare, commercial, and education markets and steady activity in municipalities and the industrial sector. For example, because Dessau is well-recognized in the Quebec market, during 2015, we secured a contract to provide the mechanical and electrical engineering services for building a 15,800-square-metre (170,000-square-foot) mental health pavilion at Saint-Jérôme Regional Hospital and to expand the Montreal Sacré-Cœur Hospital to include a 14,500-square-metre (156,000-square-foot) integrated tertiary trauma center. In addition, due to our P3 and design-build expertise, we continued to secure major projects. For instance, in the year, by playing a significant role in a private sector team, our team was awarded the East Rail Maintenance Facility project in Whitby, Ontario. For this P3 project, the LEED Gold facility will provide additional train storage and maintenance capacity for GO Transit’s commuter rail service.

In the United States, gross revenue has significantly increased due to acquisitions completed in 2014 and 2015. We continued to see increasing opportunities in residential and hospitality work in the eastern United States and increased activity in our Education sector, particularly in Texas. For instance, in the last quarter of 2015, we secured the architectural services under the Temple Independent School District November Bond; this is a major capital program in Temple, Texas, for 13 schools (9 additions or renovations, 3 major modernizations, and 1 new school) throughout the district. We continued to secure major retail projects in our commercial sector. To illustrate, we were awarded a project for the Walgreens store conversions; we will provide architectural, interior design, and mechanical and electrical engineering services for 70 locations throughout the eastern United States.

By continuing to secure projects internationally, we have increased our Healthcare sector market position as well as our expertise in science and technology.

Energy & Resources. Gross revenue for our Energy & Resources business operating unit decreased $103.4 million in 2015 compared to 2014. Revenue was positively impacted by strategic acquisitions completed in 2014 and 2015 and by foreign exchange. Organic gross revenue retracted 20.8% in 2015 compared to 2014. The decline in the oil and gas sector in both Canada and the United States impacted our engineering services and Environmental Services business. We also experienced organic revenue retraction in our Power and Mining sectors. Throughout the significant and rapid decline in the oil and gas industry, we aligned our staffing levels with workload, managed our margins, and maintained our strong client relationships. In 2014, our Oil & Gas sector represented approximately 25% of our Company’s overall annual gross revenue; in 2015, this sector represented less than 15%. This change reduces the impact of our exposure to further potential declines in this industry.

Our Oil & Gas sector consists of engineering and environmental services (approximately half each). The retraction in our Oil & Gas sector during 2015 resulted from the decline and volatility in oil prices and curtailed capital spending in the sector. In our midstream business, new work was generally awarded for smaller projects compared to 2014 and has slowed due to the impact of uncertain market conditions. In the upstream sector, a smaller portion of our business, projects were deferred or canceled as clients adapted to lower commodity prices and market supply and demand changes.

Management’s Discussion and Analysis
December 31, 2015	M-29	Stantec Inc.

Environmental Services in Canada retracted, mainly due to the weakening western Canadian economy. In the United States, Environmental Services achieved overall strong growth in 2015. We continued to secure significant projects, including being awarded a national contract in the United States with a major defense aerospace contractor. The contract involves conducting environmental assessments and remediation at existing and former military and aerospace industrial complexes and providing support under the National Environmental Policy Act for permitting and compliance. We also entered into a North American collaborative agreement to do a study with The Nature Conservancy; this enables us to develop a long-term relationship with this client. Our agreement will provide a flexible way to expand the range of programmatic engagements that we can undertake to conserve and restore North American rivers, waterways, streams, and wetlands in both rural and urban environments, and to improve water quality and aquatic habitat.

In our Power sector, we continued securing projects as a result of environmental compliance requirements in the transmission and distribution market and in the power replacement market; however, organic gross revenue retracted in 2015 compared to 2014. Our Canadian Power operations were impacted by the slowdown in capital spending by oil and gas clients, resulting in deferred and canceled proposed gas generation projects. This offset the strong organic growth in the United States, driven by the renewable energy and transmission and distribution subsectors. In the fourth quarter of 2015, for example, we secured the Warnerville Substation upgrade project in Warnerville, California, to replace switches, circuit breakers, and transformers; upgrade bus and bus connections; and improve grounding.

In 2015 compared to 2014, our Mining sector had organic retraction, partly offset by the recognition of additional fees in the first quarter of 2015, that resulted from attaining certain performance metrics on a major project. Our Canadian and International mining operations retracted, primarily due to clients’ curtailed spending on major projects and the challenging macroeconomic conditions in the mining industry. As a result of this retraction, we aligned our staffing levels to match workload. Although there is a shortage of larger capital projects, we maintained our client relationships and were successful in winning midsized projects and studies in North America and various international locations. To illustrate, in 2015, we won additional work scope for our existing service shaft operation and maintenance start-up support at the Grasberg Block Cave Mine in Papua, Indonesia, assisting the client to transition from construction to start-up on the project and using a multidiscipline team of mechanical, electrical, and mining engineers to develop standard operating procedures.

Infrastructure. Gross revenue for our Infrastructure operating unit increased 26.7% in 2015 compared to 2014. Organic revenue growth was 5.5% in 2015 compared to 2014. All sectors in Infrastructure achieved strong organic gross revenue growth.

Over 70% of our Transportation revenue is generated in the United States. A rebounding US economy and our North American strategic market position led to an increased number of organic growth opportunities such as major light rail transit, roadway, and bridge projects. For example, in 2015, we were awarded the project for the full construction management services for the east section of the Honolulu Authority for Rapid Transportation transit project in Hawaii and the feasibility study of 11 potential grade separation locations along the Stouffville rail corridor for the Metrolinx (GO Transit) in the Greater Toronto Area in Ontario. We also have thousands of smaller projects which provide us diversity, thereby positioning us to compete in both large and small markets.

Our Water sector achieved strong organic gross revenue growth in 2015 compared to 2014 due to a continued demand for our services. This growth resulted from the rehabilitation required on aging infrastructure and an increased focus on flood protection and resiliency. We also benefit from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as the continued efforts of public agencies to improve the efficiency of their operations. Growth in Canada was partly due to the work we added in 2014 on the Bonnybrook wastewater treatment plant in Calgary, Alberta,

Management’s Discussion and Analysis
December 31, 2015	M-30	Stantec Inc.

and the Springbank Off-Stream Storage Protection project near Calgary. In addition, growth continued in Canada and the United States as we executed key projects, including the Regina wastewater treatment plant in Saskatchewan, ongoing work with the Tennessee Valley Authority in the United States, and the nationwide contract with the U.S. Federal Emergency Management Agency for its flood risk mapping and hazard mitigation programs.

Organic gross revenue growth for our Community Development sector was strong in 2015 compared to 2014; growth in Canada and the United States was partly offset by a retraction in our International operations, the result of completing our only Community Development project outside of North America. We perform approximately half of our Community Development work in Canada, half in the United States. The strong US growth was due to the general improvement in the US economy. Both countries experienced a continued demand for housing, a recovery of urban development and design markets, and an increase in mixed-use commercial projects. Plus, we secured additional US projects in urban design, further diversifying our strong Greenfield business, which is improving after a sluggish recovery from the recession. Major non-residential projects included designing streets, sidewalks, sewers, water mains, and streetscape and plaza areas to support the Coney Island redevelopment in Brooklyn, New York, in the area affected by Hurricane Sandy.

Gross Margin

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any year and on our project execution. These fluctuations reflect the basis of our business model: diversifying our operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Gross margin as a percentage of net revenue decreased to 54.5% in 2015 from 54.9% in 2014 and is within our targeted range of 54% to 56% (set out in our 2014 Annual Report). This decrease in our 2015 consolidated gross margin was due in part to lower margins from the Dessau acquisition, completed in 2015, and from ongoing pursuits for design-build and P3 projects.

The following table summarizes our gross margin percentages by region:

Gross Margin by Regional Operating Unit

	2015	2014

Canada	55.0%	55.9%
United States	54.0%	54.0%
International	53.4%	47.4%

In our Canadian operations, the decrease in gross margin in 2015 compared to 2014 resulted mostly from lower margins from the Dessau acquisition. The increase in margins in our International operations in 2015 compared to 2014 resulted mainly from the mix of projects.

Management’s Discussion and Analysis
December 31, 2015	M-31	Stantec Inc.

The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Business Operating Unit

	2015	2014

Buildings	55.2%	54.9%
Energy & Resources	53.6%	53.2%
Infrastructure	54.7%	56.9%
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

Our Infrastructure business operating unit had a lower gross margin in 2015 compared to 2014, mainly due to ongoing pursuits for design-build and P3 projects, in particular in our Transportation sector. During the pursuit phase of these types of projects, we perform work for reduced margins, which are subsequently increased if our team is successful in securing the project. In addition, the work from the Dessau acquisition has lower margins due to the nature of the market in Quebec. Overall, competition has increased in the transportation industry, placing downward pressure on margins.

Revenue and Gross Margin Realignment by Business Operating Unit

Effective 2016, we are realigning our organizational structure from three to four business operating units. (For further information regarding this realignment, see the Evolution of our Business Operating Units Specialization section of this report.) The following table realigns our gross revenue earned in 2014 and 2015 resulting from this change. As well, the table details our gross revenue growth analysis for acquisition and organic growth in 2015 for each of the four business operating units.

Management’s Discussion and Analysis
December 31, 2015	M-32	Stantec Inc.

Gross Revenue by Business Operating Unit

	Quarter Ended March 31, 2015 vs. 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	188.8	127.9	60.9	44.4	9.4	7.1	7.3%
Energy & Resources	131.9	129.3	2.6	18.3	(18.6)	2.9	(14.4%)
Enviromental Services	130.4	115.1	15.3	6.2	3.9	5.2	3.4%
Infrastructure	254.6	201.6	53.0	22.0	14.8	16.2	7.3%

Total	705.7	573.9	131.8	90.9	9.5	31.4	1.7%

	Quarter Ended June 30, 2015 vs. 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	194.1	127.3	66.8	51.9	7.3	7.6	5.7%
Energy & Resources	108.0	144.4	(36.4)	12.1	(53.4)	4.9	(37.0%)
Enviromental Services	133.7	142.9	(9.2)	4.4	(20.1)	6.5	(14.1%)
Infrastructure	274.5	219.2	55.3	25.4	12.6	17.3	5.7%

Total	710.3	633.8	76.5	93.8	(53.6)	36.3	(8.5%)

	Quarter Ended September 30, 2015 vs. 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	190.6	144.0	46.6	26.0	4.9	15.7	3.4%
Energy & Resources	103.1	137.5	(34.4)	10.7	(53.7)	8.6	(39.1%)
Enviromental Services	159.9	162.7	(2.8)	3.8	(18.7)	12.1	(11.5%)
Infrastructure	297.2	230.5	66.7	23.3	13.9	29.5	6.0%

Total	750.8	674.7	76.1	63.8	(53.6)	65.9	(7.9%)

	Quarter Ended December 31, 2015 vs. 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	190.2	148.5	41.7	17.4	9.1	15.2	6.1%
Energy & Resources	91.1	124.5	(33.4)	11.4	(51.5)	6.7	(41.4%)
Enviromental Services	142.4	147.5	(5.1)	1.4	(17.0)	10.5	(11.5%)
Infrastructure	286.7	227.0	59.7	27.3	7.0	25.4	3.1%

Total	710.4	647.5	62.9	57.5	(52.4)	57.8	(8.1%)

	2015 Compared to 2014

(In millions of Canadian dollars)	2015	2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange	% of Organic Growth

Buildings	763.7	547.7	216.0	139.7	30.7	45.6	5.6%
Energy & Resources	434.1	535.7	(101.6)	52.5	(177.2)	23.1	(33.1%)
Enviromental Services	566.4	568.2	(1.8)	15.8	(51.9)	34.3	(9.1%)
Infrastructure	1,113.0	878.3	234.7	98.0	48.3	88.4	5.5%

Total	2,877.2	2,529.9	347.3	306.0	(150.1)	191.4	(5.9%)

Management’s Discussion and Analysis
December 31, 2015	M-33	Stantec Inc.

The following tables detail our gross margins as a percentage of net revenue by the four business operating units for 2014 and 2015 and on a quarterly basis for 2014 and 2015.

Gross Margin by Business Operating Unit

	2015	2014

Buildings	55.2%	54.9%
Energy & Resources	48.5%	47.3%
Environmental Services	58.4%	59.9%
Infrastructure	54.7%	56.9%

		2015				2014

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31

Buildings	55.3%	55.0%	55.2%	55.3%	53.9%	55.5%	55.2%	55.2%
Energy & Resources	45.5%	48.6%	47.4%	51.3%	47.7%	46.8%	47.1%	47.8%
Environmental Services	59.0%	57.5%	57.9%	59.4%	61.0%	59.5%	60.3%	58.5%
Infrastructure	54.2%	54.9%	54.3%	55.5%	58.4%	56.4%	56.4%	56.2%

Administrative and Marketing Expenses

Administrative and marketing expenses increased $142.5 million from 2014 to 2015. As a percentage of net revenue, our administrative and marketing expenses increased from 40.8% in 2014 to 41.6% in 2015 while still falling within our expected range of 40% to 42% (set out in our 2014 Annual Report).

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, as well as by business development and acquisition integration activities.

In 2015, administrative and marketing expenses were higher compared to 2014, caused in part by a $4.3 million increase in severance costs mainly incurred to align staffing levels with workload in our Oil & Gas and Mining sectors. As well, there was a $3.5 million increase in our share-based compensation expense. Administrative and marketing expenses were also impacted by lower utilization as a result of the decline in the oil and gas and mining sectors and an increase in integration activities. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher because of integration activities, including orienting newly acquired staff. Compared to 2014, additional infrastructure and French translation costs related to the integration of Dessau operations were incurred in 2015. These increases in administrative and marketing expenses were partly offset by a $2.6 million increase in research and development tax credits recognized in the year, as well as by our overall focus on effectively managing our costs.

Depreciation of Property and Equipment

Depreciation increased $7.2 million year over year. As a percentage of net revenue, depreciation of property and equipment remained stable at 1.9% in both 2014 and 2015. During 2015, additions to property and equipment were $37.5 million compared to $44.8 million in 2014. This decrease was due to less spending on leasehold improvements and furniture.

As a professional services organization, we are not capital intensive. In the past, we made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. The budget for additions to property and equipment was $50.0 million for 2015. Our actual

Management’s Discussion and Analysis
December 31, 2015	M-34	Stantec Inc.

additions to property and equipment, however, were below budget at $37.5 million, primarily because we spent less on computer equipment than we had anticipated. We expect our total capital additions in 2016 to be approximately $60.0 million, excluding capital assets acquired from acquisitions. The increase in budgeted spending, compared to spending in 2015, relates in part to planned leasehold improvements and upgrades to various office locations. Our capital expenditures during 2015 were financed by cash flows from operations.

Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years. Contract backlog is amortized over an estimated useful life of generally 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. As at December 31, 2015, $6.9 million of the $138.1 million in intangible assets related to backlog.

Also included in intangible assets is purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets:

(In thousands of Canadian dollars)	2015	2014

Client relationships	14,985	8,432
Backlog (Note)	8,618	4,819
Software	12,956	11,270
Other	2,458	962
Lease disadvantage	(1,164)	(1,231)

Total amortization of intangible assets	37,853	24,252

Note: Backlog is a non-IFRS measure and is further discussed in the Definitions section of this report.

The $13.6 million increase in intangible asset amortization from 2014 to 2015 was mainly due to an increase in backlog and client relationships recognized from acquisitions completed in 2014 and 2015 and an increase in software additions in the year. During 2015, we added $69.8 million to intangible assets; of this amount, $43.8 million resulted from acquisitions and $26.0 million resulted mainly from the renewal of Autodesk and software licenses for our Enterprise Management System. Amortization also increased because a number of our intangible assets are denominated in US dollars; therefore, amortization expense was impacted by the strengthening of the US dollar compared to the Canadian dollar.

The $25.3 million addition to intangible software met our expectations; we set an amount of approximately $25.0 million at the beginning of 2015. We expect total software additions in 2016 to be approximately $33.0 million. Our plan is to continue investing in enhancements to our business information systems to optimize and streamline our business processes and prepare for continued growth.

Management’s Discussion and Analysis
December 31, 2015	M-35	Stantec Inc.

In accordance with our accounting policies, we review intangible assets at each reporting period to determine whether there is an indication of impairment. An asset may be impaired if (1) there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and (2) if that event has an impact on the estimated future cash flows of the asset.

To determine indicators of impairment of intangible assets, we consider external sources of information such as prevailing economic and market conditions. We also consider internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the asset’s recoverable amount is estimated. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. (For further discussion on the methodology used in testing long-lived assets and intangibles for impairment, refer to the Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report.)

Based on our review of intangible assets at each reporting period in 2015 and 2014, there have been no material indications of impairment.

Net Interest Expense

Net interest expense increased by $2.4 million in 2015 compared to 2014, mainly due to an increase in interest expense on our revolving credit facility and notes payable. In particular, the balance outstanding on our revolving credit facility was higher at $97.0 million at December 31, 2015, than the $65.0 million at December 31, 2014. As well, the interest rate for our revolving credit facility increased and was 1.72% at December 31, 2015, compared to 1.37% at December 31, 2014. The balance of our notes payable was higher at $124.5 million at December 31, 2015, than the $111.5 million at December 31, 2014. The weighted average interest rate on our notes payable was 3.63% (2014 – 3.65%). (The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.)

Based on our credit balance at December 31, 2015, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income by $358,000. A 0.5% decrease would have had an equal and opposite impact on net income. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our senior secured notes have fixed interest rates, so interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains

We reported a foreign exchange gain of $0.3 million in 2015, compared to a $0.4 million gain in 2014. These foreign exchange gains arose from the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars or British pounds in exchange for Canadian dollars. The foreign exchange gains in 2015 and 2014 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at December 31, 2015, we had no foreign-currency, forward-contract agreements.

We estimate that because of a slight net exposure at December 31, 2015, a $0.01 decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have decreased net income by $18,000. An increase of $0.01 would have caused an equal and opposite impact on net income.

Management’s Discussion and Analysis
December 31, 2015	M-36	Stantec Inc.

Income Taxes

Our 2015 effective income tax rate was 26.1% compared to 26.3% in 2014. Our effective income tax rate was lower in 2015 mainly due to more US research and development and other tax credits compared to 2014. This was partly offset by more income earned in higher tax jurisdictions and less income earned in lower jurisdictions in 2015 compared to 2014.

FOURTH QUARTER RESULTS

Overall Q4 15 Results

Gross revenue increased 9.7% to $710.4 million in Q4 15, compared to $647.5 million in Q4 14. Total gross revenue was positively impacted by acquisitions completed in 2014 and 2015 and by foreign exchange due to the weakening of the Canadian dollar, and it was partly offset by organic revenue retraction in our Energy & Resources business operating unit.

EBITDA decreased 21.0%—from $69.1 million in Q4 14 to $54.6 million in Q4 15. EBITDA was impacted by

•	A decrease in our gross margin as a percentage of net revenue—from 55.6% in Q4 14 to 54.1% in Q4 15 due primarily to the mix of projects, lower margins from our Dessau acquisition, ongoing P3 pursuits, and margin pressures in the energy and resource market

•	An increase in our administrative and marketing expenses—from 42.5% in Q4 14 to 43.7% in Q4 15—due in part to the following:

¡	Lower overall utilization as a result of the continued impact of the decline in the oil and gas and mining sectors and the continued integration of acquisitions
¡	A $4.7 million increase in our share-based compensation expense

•	The recognition of a $4.1 million non-operating loss related to the sale of our India subsidiary in Q4 15

Net income decreased 33.6%—from $38.1 million in Q4 14 to $25.3 million in Q4 15—and diluted earnings per share decreased 32.5%—from $0.40 in Q4 14 to $0.27 in Q4 15. Net income was impacted by an increase in the amortization of intangible assets resulting from acquisitions. This was offset by a decrease in our effective tax rate—from 26.3% at Q3 15 to 26.1% at Q4 15 (further explained on page M-40).

Management’s Discussion and Analysis
December 31, 2015	M-37	Stantec Inc.

The following table summarizes our key operating results for Q4 15 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

	Quarter Ended				% Increase
	December 31		% of Net Revenue		(Decrease)*
(In millions of Canadian dollars, except %)	2015	2014	2015	2014	2015 vs. 2014

Gross revenue	710.4	647.5	125.2%	124.6%	9.7%
Net revenue	567.4	519.6	100.0%	100.0%	9.2%
Direct payroll costs	260.5	230.6	45.9%	44.4%	13.0%
Gross margin	306.9	289.0	54.1%	55.6%	6.2%
Administrative and marketing expenses	248.1	220.6	43.7%	42.5%	12.5%
Depreciation of property and equipment	12.3	10.9	2.2%	2.1%	12.8%
Amortization of intangible assets	8.8	7.0	1.5%	1.3%	25.7%
Net interest expense	2.7	2.4	0.5%	0.5%	12.5%
Other net finance expense	0.8	0.9	0.2%	0.2%	n/m
Share of income from joint ventures and associates	(0.4)	(0.6)	(0.1%)	(0.1%)	(33.3%)
Foreign exchange gain (loss)	0.0	(0.3)	0.0%	(0.1%)	n/m
Other income (expense)	3.8	(0.7)	0.7%	(0.2%)	n/m
Income before income taxes	30.8	48.8	5.4%	9.4%	(36.9%)
Income taxes	5.5	10.7	0.9%	2.1%	(48.6%)
Net income	25.3	38.1	4.5%	7.3%	(33.6%)

n/m = not meaningful
* % increase (decrease) calculated based on the dollar change from the comparable period.

Gross Revenue

(In millions of Canadian dollars)	Q4 15 vs. Q4 14

Increase in gross revenue due to
Acquisition growth	57.5
Organic retraction	(52.4)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	57.8

Total net increase in gross revenue	62.9

During Q4 15, gross revenue increased by $62.9 million, or 9.7%, compared to the same period in 2014. This change occurred because of the impact of acquisitions completed in 2014 and 2015, as well as the weakening of the Canadian dollar. The average exchange rate for the Canadian dollar was US$0.75 during Q4 15, compared to US$0.88 during Q4 14.

Management’s Discussion and Analysis
December 31, 2015	M-38	Stantec Inc.

The following tables summarize the change in gross revenue by region and by business operating unit in the fourth quarter of 2015 compared to the same period in 2014:

Gross Revenue by

Regional Operating Unit

(In millions of Canadian dollars)	Quarter Ended Dec 31, 2015	Quarter Ended Dec 31, 2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	309.0	325.9	(16.9)	37.8	(54.7)	n/a
United States	376.4	299.7	76.7	19.7	3.3	53.7
International	25.0	21.9	3.1	-	(1.0)	4.1

Total	710.4	647.5	62.9	57.5	(52.4)	57.8

n/a = not applicable

Gross Revenue by

Business Operating Unit

(In millions of Canadian dollars)	Quarter Ended Dec 31, 2015	Quarter Ended Dec 31, 2014	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	190.2	148.5	41.7	17.4	9.1	15.2
Energy & Resources	233.5	272.0	(38.5)	12.8	(68.5)	17.2
Infrastructure	286.7	227.0	59.7	27.3	7.0	25.4

Total	710.4	647.5	62.9	57.5	(52.4)	57.8

Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

In our business operating units in Q4 15 compared to Q4 14, we had strong growth in Buildings, moderate growth in Infrastructure, and retraction in Energy & Resources. Buildings continued to grow organically with an increase of 6.1% in Q4 15 compared to Q4 14, primarily due to our mature geographic presence, our diversified market sector focus, and the cross-selling of our services. Our Infrastructure business operating unit grew organically by 3.1%, mostly because of our US Transportation sector, where we benefited from increased revenue earned on projects relating to passenger rail transit, roadways, and intelligent transportation systems. In Energy & Resources, the continued decline in the oil and gas sector in Canada and the United States impacted our engineering and Environmental Services. We also experienced organic revenue retraction in our Power and Mining sectors in Q4 15 compared to Q4 14.

Management’s Discussion and Analysis
December 31, 2015	M-39	Stantec Inc.

Gross Margin

In Q4 15, our gross margin decreased to 54.1%, from 55.6% in Q4 14. Our gross margins quarter over quarter in our regional operating units and our business operating units are summarized in the tables below:

Gross Margin by Regional Operating Unit	Quarter Ended Dec 31
	2015	2014

Canada	54.1%	57.6%
United States	53.9%	54.4%
International	57.0%	38.1%

Gross Margin by Business Operating Unit	Quarter Ended Dec 31
	2015	2014

Buildings	55.3%	53.9%
Energy & Resources	52.9%	54.1%
Infrastructure	54.2%	58.4%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The nature of our business model—based on diversifying operations across geographic regions, business operating units, and all phases of the infrastructure and facilities project life cycle—will continue to cause fluctuations in our gross margin percentage from quarter to quarter, depending on the mix of projects during any given quarter. In our Canadian and Infrastructure operations, the reduction in gross margin was primarily due to lower margins from our Dessau acquisition and ongoing pursuits for P3 projects, in particular in our Transportation sector. Energy & Resources gross margin also decreased, resulting from fee and margin pressures in an increasingly competitive and challenging market. These decreases were partly offset by an increase in Buildings and International gross margins since in Q4 14 gross margins were negatively impacted by project adjustments to estimated costs to complete.

Other

Administrative and marketing expenses as a percentage of net revenue increased to 43.7% in Q4 15, from 42.5% in Q4 14. This was mainly due to lower overall utilization as a result of the continued impact of the decline in the oil and gas and mining sectors and the continued integration of acquisitions. In addition, our share-based compensation expense increased by $4.7 million. These increases were partly offset by $2.6 million in additional research and development tax credits recognized in Q4 15 compared to Q4 14.

Depreciation and amortization as a percentage of net revenue increased due to an increase in property and equipment and intangible assets resulting from organic growth and acquisitions. Interest expense was higher in Q4 15 compared to Q4 14 due to an increase in interest expense on our revolving credit facility.

Our effective tax rate is based on statutory rates in jurisdictions where we operate. Our effective income tax rate decreased from 27.5% at Q3 15 to 26.1% at Q4 15 due to less income earned in higher tax rate jurisdictions. As well, the rate declined because of more-than-anticipated US research and development and other tax credits, a reduction in expected non-tax-deductible expenses, and because we used previously unrecognized tax losses.

Management’s Discussion and Analysis
December 31, 2015	M-40	Stantec Inc.

QUARTERLY TRENDS

The following is a summary of our quarterly operating results for the last two fiscal years, all prepared in accordance with IFRS:

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015

Gross revenue	710.4	750.8	710.3	705.7
Net revenue	567.4	620.1	593.9	592.3
Net income	25.3	49.9	43.2	38.0
EPS – basic	0.27	0.53	0.46	0.40
EPS – diluted	0.27	0.53	0.46	0.40

	Dec 31, 2014	Sept 30, 2014*	Jun 30, 2014*	Mar 31, 2014*

Gross revenue	647.5	674.7	633.8	573.9
Net revenue	519.6	544.2	530.2	481.3
Net income	38.1	48.6	44.3	33.5
EPS – basic	0.41	0.52	0.47	0.36
EPS – diluted	0.40	0.51	0.47	0.36

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly basis and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

*Earnings per share have been adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

The following items impact the comparability of our quarterly results:

Gross Revenue (In millions of Canadian dollars)	Q4 15 vs. Q4 14	Q3 15 vs. Q3 14	Q2 15 vs. Q2 14	Q1 15 vs. Q1 14

Increase in gross revenue due to
Acquisition growth	57.5	63.8	93.8	90.9
Organic growth (retraction)	(52.4)	(53.6)	(53.6)	9.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	57.8	65.9	36.3	31.4

Total net increase in gross revenue	62.9	76.1	76.5	131.8

Management’s Discussion and Analysis
December 31, 2015	M-41	Stantec Inc.

Q1 15 vs. Q1 14. During Q1 15, net income increased $4.5 million, or 13.4%, from Q1 14, and diluted earnings per share for Q1 15 increased $0.04, or 11.1%, compared to Q1 14. Net income for Q1 15 was positively impacted by foreign exchange, acquisitions completed in 2014 and 2015, and organic revenue growth in our Buildings and Infrastructure business operating units. This organic growth was partly offset by a retraction in our Energy & Resources business operating unit. Our US operations experienced strong organic gross revenue growth; however, organic gross revenue in our Canada and International operations retracted. Organic growth was particularly strong in our US Environmental Services and US Water and Community Development sectors. Also, Buildings experienced strong growth in all regional operating units. Net income was also positively impacted by an increase in gross margin—from 54.4% in Q1 14 to 55.2% in Q1 15. This was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 41.5% in Q1 14 to 42.5% in Q1 15—mainly from lower utilization due to an increase in integration activity from recent acquisitions and a retraction in our Oil & Gas business. In addition, our bottom line was impacted by an increase in the amortization of intangible assets and net interest expense.

Q2 15 vs. Q2 14. During Q2 15, net income decreased $1.2 million, or 2.7%, from Q2 14, and diluted earnings per share for Q2 15 decreased $0.01, or 2.1%, compared to Q2 14. Net income for Q2 15 was positively impacted by an increase in revenue due to acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. Organic revenue retracted 8.5% in Q2 15 compared to Q2 14. We had strong organic revenue growth in our Buildings and Infrastructure business operating units compared to Q2 14. This growth was offset by organic revenue retraction in our Energy & Resources business operating unit due to the challenging economic conditions in the oil and gas industry. Our gross margin decreased—from 54.7% in Q2 14 to 54.0% in Q2 15. This decrease was a result of downward pressure on margins in the oil and gas industry and lower margins from the Dessau acquisition. Our administrative and marketing expenses as a percentage of net revenue increased—from 39.9% in Q2 14 to 41.2% in Q2 15—mainly from lower utilization due to an increase in integration activity from recent acquisitions and a retraction in our Oil & Gas business. In addition, our net income was impacted by an increase in the amortization of intangible assets and net interest expense. These increases in expenses were partly offset by an increase in other income due to a gain on sale of land and buildings and investments held for self-insured liabilities.

Q3 15 vs. Q3 14. During Q3 15, net income increased by $1.4 million, or 2.9%, from Q3 14, and diluted earnings per share for Q3 15 increased by $0.02, or 3.9%, compared to Q3 14. Net income for Q3 15 was positively impacted by an increase in revenue because of acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. For our business operating units in Q3 15 compared to Q3 14, organic revenue had strong growth in Infrastructure, moderate growth in Buildings, and continued retraction in Energy & Resources. This retraction, which impacted both our Canadian and US operations, resulted mainly from the continued decline in our Oil & Gas sector. Our gross margin decreased slightly—from 54.7% in Q3 14 to 54.5% in Q3 15. Our administrative and marketing expenses as a percentage of net revenue increased slightly—from 39.3% in Q3 14 to 39.4% in Q3 15. Our net income in Q3 15 was impacted by an increase in the amortization of intangible assets, primarily due to additional intangible backlog and client relationships from some of the acquisitions completed in 2015 and 2014.

Management’s Discussion and Analysis
December 31, 2015	M-42	Stantec Inc.

BALANCE SHEET

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2014, to December 31, 2015:

(In millions of Canadian dollars)	Dec 31, 2015	Dec 31, 2014*	$ Change	% Change

Total current assets	951.4	844.4	107.0	12.7%
Property and equipment	158.1	152.7	5.4	3.5%
Goodwill	966.5	760.6	205.9	27.1%
Intangible assets	138.1	97.2	40.9	42.1%
Other financial assets	112.1	91.7	20.4	22.2%
All other assets	15.7	13.0	2.7	20.8%

Total assets	2,341.9	1,959.6	382.3	19.5%

Long-term debt	133.1	53.2	79.9	150.2%
Provisions	22.9	10.8	12.1	112.0%
All other current liabilities	476.1	411.1	65.0	15.8%
Total current liabilities	632.1	475.1	157.0	33.0%

Long-term debt	232.3	256.1	(23.8)	(9.3%	)
Provisions	62.6	51.6	11.0	21.3%
Other liabilities	67.7	64.3	3.4	5.3%
All other liabilities	23.9	26.3	(2.4)	(9.1%	)
Equity	1,323.3	1,086.2	237.1	21.8%

Total liabilities and equity	2,341.9	1,959.6	382.3	19.5%

*Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar—from US$0.86 at December 31, 2014, to US$0.72 at December 31, 2015. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment, goodwill, and intangible assets increased as a result of the Dessau, Sparling, VI Engineering, VA Consulting, FST, and KBR acquisitions. Intangible assets increased, mostly because of customer relationships, backlog, and lease advantages acquired from these acquisitions and the renewal of Autodesk and software licenses for our Enterprise Management System in 2015. Total current and long-term other financial assets increased, mainly due to an increase in investments held for self-insured liabilities and an increase in holdbacks from long-term contracts.

The increase in total current and long-term debt resulted primarily from an increase in our revolving credit facility and notes payable from acquisitions. As well, an increase in finance lease obligations was primarily due to the renewal of our Autodesk and software licenses on our Enterprise Management System. Total provisions increased because of an increase in our provision for self-insured liabilities, which was a result of the timing of the recognition of the liabilities and their ultimate settlement. Also, total current and long-term provisions increased due to provisions for project-related claims assumed from various acquisitions in the year and an

Management’s Discussion and Analysis
December 31, 2015	M-43	Stantec Inc.

increase in onerous contracts related to lease exit liabilities and sublease losses. The increase in other liabilities is due primarily to an increase in the fair value of our deferred share units.

Goodwill

In accordance with our accounting policies, described in note 4 of our audited consolidated financial statements, we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

We allocate goodwill to our cash generating units (CGUs), which are also our operating segments. CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. We defined our CGUs as Canada, the United States, and International. No goodwill is allocated to our International CGU. As a Company, we are constantly evolving and continuing to expand into different geographic locations. As we evolve, we regularly review our corporate and management structure to ensure our operations are organized into logical units, particularly for making operating decisions and assessing performance. If we determine that our corporate and management structure should change, we review our definitions of CGUs and reportable segments. We do not allocate goodwill to, or monitor it by, our business operating units.

On October 1, 2015, and October 1, 2014, we performed our annual goodwill impairment test. Based on the results of these tests, we concluded that the recoverable amount of each CGU exceeded its carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statement of financial position and recognized as a non-cash impairment charge in income. We estimate the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions.

We use cash flow projections from financial forecasts approved by senior management for a five-year period. For our last two impairment tests on October 1, 2015, and October 1, 2014, we discounted our CGU cash flows using after-tax discount rates ranging from 8.7% to 11.5%. To arrive at cash flow projections, we use estimates of economic and market information, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Note 11 in our 2015 audited consolidated financial statements provides more detail about our goodwill impairment test and is incorporated by reference in this report.

Management’s Discussion and Analysis
December 31, 2015	M-44	Stantec Inc.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual test dates. Moreover, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Sensitivity

The calculation of fair value less costs of disposal for all of our CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•	Discount rates—reflecting investors’ expectations when discounting future cash flows to a present value—that take into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

At October 1, 2015, the recoverable amounts of our Canadian and US CGUs exceeded their carrying amounts. For assessing fair value less costs of disposal, we believe that no reasonably possible change in any key assumption listed above would have caused the carrying amount of the Canadian or US CGU to materially exceed its recoverable amount.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Core Business and Strategy section of this report) reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital through the issuance of common shares. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Our investments held

Management’s Discussion and Analysis
December 31, 2015	M-45	Stantec Inc.

for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table shows summarized working capital information as at December 31, 2015, compared to December 31, 2014:

(In millions of Canadian dollars, except ratio)	2015	2014	$ Change

Current assets	951.4	844.4	107.0
Current liabilities	(632.1)	(475.1)	(157.0)
Working capital (Note)	319.3	369.3	(50.0)
Current ratio (Note)	1.51	1.78	n/a

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

Overall, the carrying amount of current assets and liabilities for our US subsidiaries on our consolidated balance sheets increased due to the weakening Canadian dollar—from US$0.86 at December 31, 2014, to US$0.72 at December 31, 2015. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased primarily because of a $175.5 million increase in trade and other receivables and in unbilled revenue as a result of growth during the year. Investment in trade and other receivables and unbilled revenue increased from 86 days at December 31, 2014, to 96 days at December 31, 2015, mainly in our Buildings and Infrastructure business operating units. This increase was impacted by system upgrades to our Enterprise Management System for implementing multilingual features, which slightly delayed our invoicing and collection process in Q4 15. In addition, cash in escrow increased $8.7 million, resulting from the Dessau and KBR acquisitions; prepaid expenses increased $5.6 million; and taxes recoverable increased $8.5 million due to the timing of income tax instalments for 2014 and 2015. These increases were partly offset by a decrease of $86.4 million in our cash and cash equivalents (further explained in the Cash Flows section of this report).

An increase in current liabilities was largely due to an increase in the current portion of long-term debt since $70 million of our senior secured notes come due May 10, 2016. The current portion of notes payable from acquisitions increased $6.8 million. In addition, trade and other payables increased $51.9 million resulting from increased activity, higher payroll accruals because of an increase in employee numbers, and balances assumed from acquisitions completed in Q4 15. Billings in excess of costs increased $13.1 million primarily from the acquisition of KBR on December 31, 2015. The current portion of provisions increased $12.1 million due to provisions for project-related claims assumed from various acquisitions in the year and an increase in onerous contracts relating to lease exit liabilities.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2015	2014	$ Change

Cash flows from operating activities	205.5	207.2	(1.7)
Cash flows used in investing activities	(252.4)	(174.3)	(78.1)
Cash flows used in financing activities	(44.3)	(24.7)	(19.6)

Management’s Discussion and Analysis
December 31, 2015	M-46	Stantec Inc.

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee bonuses. The decrease in cash flows from operating activities in 2015 compared to 2014 resulted from an increase in cash paid to employees, which, in turn, was caused by an increase in the number of employees and bonuses paid in 2015. As well, cash paid to suppliers increased because of growth and the timing of various payments. Interest paid increased since more interest was paid on notes payable for acquisitions in 2015 than in 2014. These increases in cash outflows were partly offset by an increase in cash receipts from clients due to growth. Furthermore, we had a $7.6 million increase in our Canadian income taxes recovered compared to 2014 mainly due to an overpayment of instalments and the recovery of taxes paid in prior years as a result of claiming a loss carryback. Also, cash paid for income taxes in 2015 compared to 2014 decreased by $2.5 million, resulting from a decrease in tax instalments.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased in 2015 compared to 2014 due to an increase in cash used for business acquisitions. During 2015, we used $203.5 million to pay cash consideration for current year acquisitions and notes payable for prior year acquisitions, compared to the $123.7 million used in 2014. We received $8.3 million less in cash inflows for lease inducements in 2015 compared to 2014. Also contributing to the increase in cash flows used was an $8.6 million deposit paid in escrow for the indemnification of potential claims on the Dessau and KBR acquisitions. These increases in cash flows used in investing activities were partly offset by a $12.1 million decrease in the purchase of investments held for self-insured liabilities and a $4.6 million decrease in the purchase of property and equipment.

Cash Flows Used in Financing Activities

Cash flows used in financing activities increased in 2015 compared to 2014, mainly due to an $8.2 million increase in the payment of finance lease obligations for software and a $4.7 million increase in the payment of dividends. We also had a net outflow in 2015 of $0.1 million to repay our revolving credit facility—compared to a net inflow in 2014 of $3.5 million from our revolving credit facility.

Capital Structure

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At December 31, 2015, our net debt to EBITDA ratio was 0.94. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

We have entered into an agreement for a $350 million revolving credit facility expiring on August 31, 2018, that allows us to access an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, LIBOR, or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. At December 31, 2015, $252.1 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are

Management’s Discussion and Analysis
December 31, 2015	M-47	Stantec Inc.

ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semiannually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. We may redeem them, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR (earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs) to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. (EBITDA and EBITDAR to debt service ratios are defined in Definition of Non-IFRS Measures in the Definitions section of this report.) We were in compliance with all these covenants as at and throughout the period ended December 31, 2015.

The Company has a bid bond facility expiring on August 31, 2018, in the amount of $15 million that allows us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2015, $10.8 million, expiring at various dates before December 2016, had been issued under this bid bond facility.

Shareholders’ Equity

Our shareholders’ equity increased by $237.1 million in 2015 and by $193.6 million in 2014. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2015	2014

Beginning shareholders’ equity	1,086.2	892.6

Net income for the year	156.4	164.5
Currency translation adjustments	109.0	46.3
Net unrealized gain on financial assets	0.1	2.9
Net realized gain on financial assets transferred to income	(4.5)	(0.7)
Realized exchange difference on a sale of a subsidiary	1.0	0.0
Recognition of fair value of share-based compensation	5.2	4.6
Share options exercised for cash	9.5	10.6
Dividends declared	(39.6)	(34.6)

Total change	237.1	193.6

Ending shareholders’ equity	1,323.3	1,086.2

Management’s Discussion and Analysis
December 31, 2015	M-48	Stantec Inc.

During 2015, we recorded a $109.0 million foreign exchange gain in our currency translation adjustments in other comprehensive income, compared to a $46.3 million gain in 2014. These unrealized gains arose when translating our foreign operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The gain recorded during 2015 was caused by the weakening of the Canadian dollar—from US$0.86 at December 31, 2014, to US$0.72 at December 31, 2015.

We hold investments for self-insured liabilities consisting of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. The unrealized gain on the fair value of these investments was $0.1 million in 2015 and $2.9 million in 2014.

Our board of directors grants share options as part of our incentive programs. In 2015, our board granted 965,064 share options (in 2014, 803,926) to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date. Share options exercised in 2015 generated $9.5 million in cash compared to $10.6 million in 2014.

Our board of directors has declared dividends to common shareholders: $39.6 million in dividends were declared in 2015 and $34.6 million were declared in 2014.

In Q4 15, we filed a Normal Course Issuer Bid with the Toronto Stock Exchange, which allows us to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. We believe that at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at these times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. No common shares were repurchased in 2015 for cancellation pursuant to this Normal Course Issuer Bid.

OTHER

Outstanding Share Data

At December 31, 2015, there were 94,435,898 common shares and 2,980,601 share options outstanding. From January 1, 2016, to February 24, 2016, 572,825 shares were repurchased and cancelled under our Normal Course Issuer Bid, no share options were granted, 11,000 share options were exercised, and 10,340 share options were forfeited. At February 24, 2016, there were 93,874,073 common shares and 2,959,261 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2015:

Management’s Discussion and Analysis
December 31, 2015	M-49	Stantec Inc.

	Payment Due by Period

		Less than			After
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	5 Years

Debt	346.4	124.5	220.2	1.2	0.5
Interest on debt	17.1	8.8	8.2	0.1	-
Operating leases	920.5	144.2	244.1	170.7	361.5
Finance lease obligation	19.2	8.6	8.9	1.7	-
Purchase and service obligations	41.0	16.0	20.9	4.1	-
Other obligations	32.1	2.2	10.9	-	19.0

Total contractual obligations	1,376.3	304.3	513.2	177.8	381.0

For further information regarding the nature and repayment terms of our long-term debt, operating leases, and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 16 and 19 in our audited consolidated financial statements for the year ended December 31, 2015, incorporated by reference in this report.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As at December 31, 2015, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $0.9 million that expire at various dates before January 2017. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. As part of the normal course of operations, we also have a surety facility to enable the issuance of bonds for certain types of project work. As at December 31, 2015, $5.1 million in bonds were issued under this agreement, and they expire at various dates before April 2020. In addition, we have a bid bond facility that allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2015, $10.8 million, expiring at various dates before December 2016, was issued under this bid bond facility.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These indemnifications are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Management’s Discussion and Analysis
December 31, 2015	M-50	Stantec Inc.

Financial Instruments and Market Risk

Fair value. As at December 31, 2015, we value and record our financial instruments as follows:

•	Cash and cash equivalents and cash in escrow are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of; at that time, the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in finance income; dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and recorded at fair value; subsequently, they are recorded at amortized cost using the effective interest rate (EIR) method, with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and then allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in net finance expense.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values.

Market risk. We are exposed to various market factors that can affect our performance, primarily our currency and interest rates.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that

•	US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations

Management’s Discussion and Analysis
December 31, 2015	M-51	Stantec Inc.

•	US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact on our income from operations

This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

2.	Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

3.	Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian operations and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar foreign currency assets with US-dollar foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. We estimate that, based on a slight net exposure at December 31, 2015, a $0.01 decrease in the exchange rates (with all other variables held constant) would have decreased net income by $18,000. A $0.01 increase would have an equal and opposite impact on net income.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility carries a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. We estimate that, based on our loan balance at December 31, 2015, a 0.5% increase in interest rates (with all other variables held constant) would have decreased net income by $358,000. A 0.5% decrease would have an equal and opposite impact on net income.

We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our $125 million in senior secured notes have fixed interest rates until they are due—$70 million at 4.332% due May 10, 2016, and $55 million at 4.757% due May 10, 2018. Since these have fixed rates, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. The effects of a 1.0% increase in equity prices (with all other variables held constant) would have increased comprehensive income by $284,000. A 1.0% decrease would have an equal and opposite impact on comprehensive income.

Management’s Discussion and Analysis
December 31, 2015	M-52	Stantec Inc.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these management agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a management fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint venture provides us with rights to the net assets of the arrangement. A joint operation provides us with rights to the individual assets and obligations.

We account for a joint operation by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and by combining them line by line with similar items in our consolidated financial statements. We use the equity method of accounting for our associated companies and joint ventures. In 2015, the total sales to our associates were $20.7 million and distributions paid by our associates were $0.7 million. At December 31, 2015, receivables from our associates were $4.0 million. Total sales to our joint ventures were $14.8 million and distributions paid by our joint ventures were $2.2 million in 2015. At December 31, 2015, receivables from our joint ventures were $5.4 million.

From time to time, we guarantee the obligations of subsidiaries or structured entities regarding lease agreements. We also, from time to time, guarantee subsidiaries’ or structured entities’ obligations to a third party pursuant to an acquisition agreement. (Transactions with subsidiaries, structured entities, associated companies, and joint ventures are further described in notes 13 and 31 of our 2015 audited consolidated financial statements and are incorporated by reference in this report.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, COO, CFO, and executive vice presidents. Total compensation to key management personnel and directors recognized as an expense was $16.1 million in 2015 compared to $12.9 million in 2014. The increase year over year is mainly due to the increase in the fair value of deferred share units and performance share units.

Management’s Discussion and Analysis
December 31, 2015	M-53	Stantec Inc.

Outlook

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section. The following table summarizes our expectations for the coming year:

Measure	2016 Target Range

Gross margin as % of net revenue	Between 53.5% and 55.5%
Administrative and marketing expenses as % of net revenue	Between 40% and 42%
EBITDA as % of net revenue	Between 13% and 15%
Net income as % of net revenue	At or above 6%
Return on equity	At or above 12%
Net debt to EBITDA	Below 2.5

We revised our target for gross margin as a percentage of net revenue from between 54% and 56% in 2015 to between 53.5% and 55.5% in 2016. Our gross margin was impacted by a change in our mix of projects and the locations where we earn revenue. We revised our target for return on equity from at or above 14% to at or above 12%. Our return on equity is impacted when the Canadian dollar weakens since the resulting unrealized gains on the translation of our US subsidiaries increases our shareholders’ equity. Our organic gross revenue growth targets for 2015 (see pages M-21 and M-22) are also revised. (Further detailed in the Geographic Outlook, Business Operating Unit Outlook, and Overall Outlook sections that follow.)

Actual performance will fluctuate depending on the mix of clients and projects, as well as the number of acquisitions completed in a year. Some targets, such as net debt to EBITDA, could potentially be exceeded by completing an opportune larger acquisition, which would temporarily increase our debt level above our target.

The diverse infrastructure and facilities market consists of many sectors and industries in both the public and private sectors. Clients within this market require services from multiple disciplines and areas of expertise for projects of varying complexities across the project life cycle. In North America, revenue for our principal area of operation—design-related services for the infrastructure and facilities market—is approximately US$100 billion. Market size is affected by many factors, including capital spending plans of private sector clients, government allocations to infrastructure, and the range of alternative project delivery methods in certain sectors. Our footprint in the Middle East, the United Kingdom, and the Caribbean provides an additional, although small, presence in international markets.

For 2016, our overall organic gross revenue outlook for professional services is to remain stable compared to 2015. We determined this based on the following expectations:

•	Continued economic improvement in the United States as we build a top-tier position and as growth in nonresidential construction remains strong

•	Increase in infrastructure spending by provincial and federal governments in Canada

•	Increase in public infrastructure spending in the United States as government tax revenues increase

•	No overall improvement in energy and resource development compared to 2015 as commodity prices remain low and companies reduce capital spending; we expect to see continued organic gross revenue retraction in the first half of 2016 when compared to the same period in 2015

Management’s Discussion and Analysis
December 31, 2015	M-54	Stantec Inc.

•	Continued support for APD methods, including P3s, in Canada, and new opportunities for APD in the United States

•	Continued support for infrastructure development in the regulatory and political environment in North America

•	Continued public awareness and regulatory focus on environmental issues; increased awareness can have numerous effects: moving toward responsible industrial development, pursuing sustainable design, improving water distribution and treatment, and reducing the ecological footprint of capital projects

We base our overall outlook on a variety of factors, including the material factors described below.

GEOGRAPHIC OUTLOOK

Our organic revenue outlooks for our regional operating units for 2016 are shown in the table below:

Canada	United States	International

Stable	Moderate	Retraction

Canada

We believe that organic gross revenue for our Canadian operations will be stable for 2016 as we benefit from sustained levels of government infrastructure spending and our Oil & Gas business stabilizes at lower levels than in recent years. Organic revenue growth in 2016 is expected to be positively impacted by increased activity in sectors and geographic regions that are not tied to the energy market.

Private sector: Oil and gas companies continue to be impacted by the precipitous drop in oil and natural gas prices in 2015, so most companies are making significant cuts to their budgeted capital expenditures. We believe these cuts will continue through 2016 and that our organic gross revenue will retract in the first half of 2016 when compared to the same period in 2015. The downturn in oil prices has not only affected exploration, production, and distribution companies but has also affected the numerous manufacturers, suppliers, and services companies that are exposed to oil and gas activity.

We expect weakness in the oil and gas sector to be somewhat offset by increased strength in Canada’s non-energy export sector, as exporters take advantage of strong US private domestic growth and the low Canadian dollar. We anticipate the non-energy sector to benefit from the weak Canadian dollar and improved household spending; these will continue to be supported by low interest rates and modest job growth. We believe the 2016 Canadian housing construction market will experience a modest decline compared to 2015 given deteriorating affordability and high debt-to-income levels, which will be partly offset by the support of historically low interest rates. Much of the strength will be in Ontario, British Columbia, Quebec, and the Maritimes; however, a slowdown is anticipated in provinces such as Alberta, Saskatchewan, and Newfoundland, which are dependent on natural resources.

Public sector: The fiscal health of the federal government and some provincial governments is improving, and projects are being released. Even so, due to low energy prices, energy-reliant provinces may continue to face challenges. We believe, the New Building Canada Plan and provincial infrastructure initiatives will establish long-term stability for funding in infrastructure.

Management’s Discussion and Analysis
December 31, 2015	M-55	Stantec Inc.

Signs of optimism include the Ontario government announcing a $130-billion, 10-year infrastructure spending plan—$35 billion of that is earmarked for public transit and transportation—and the newly elected federal government promising to spend an additional $60 billion on infrastructure over the next 10 years. The Alberta government has committed to increase its Capital Plan to $34 billion over 5 years, a 15% increase over the amount indicated in the March 2015 budget; and the Quebec government introduced its Road Investment Plan (2015–2017), which commits $4.9 billion to maintain infrastructure quality and improve safety; this includes $830 million for road preservation, $556 million for road network development, and $500 million for road network improvement. The injection of federal infrastructure funding should accelerate the implementation of capital projects by municipalities and provinces, although there will be a lag between passages in parliament and legislatures and the start of projects.

Provincially and federally, support for the P3 model remains strong. Because of this and the trend toward larger, more complex projects to meet infrastructure demands, we anticipate P3 activity levels to remain consistent with levels seen in the past few years. Plus, more projects are expected to emerge at the municipal level, especially in the transportation sector and in nontraditional sectors like water and airports. Overall, we expect that public spending will slightly improve.

Other factors: Overall, the following factors support our outlook of stable organic gross revenue:

•	GDP growth is projected to be 1.6% in 2016, according to the Bank of Canada

•	Overnight interest rate target, currently at 0.50%, is expected to remain at or below this level in 2016, according to the Bank of Canada

•	Unemployment rate, which was 7.1% at the end of 2015, is not expected to change significantly in 2016

•	Overall weakness in metal prices is expected to persist in 2016, according to the World Bank

•	Price of oil is expected to increase from existing price levels in 2016, and US crude oil production is expected to decrease through the third quarter of 2016 before growth resumes in the fourth quarter, according to the Energy Information Administration (also impacting the US outlook outlined below)

•	Canadian dollar, recently depreciated to levels around US$0.70, is expected to remain weak throughout 2016, given the low price of oil and the anticipated increase in US interest rates

•	Total housing starts are expected to remain stable with single family housing starts expected to range from 153,000 to 203,000 units in 2016, down modestly from 2015, as suggested by The Canadian Mortgage and Housing Corporation

United States

We believe that our US operations will achieve moderate organic gross revenue growth in 2016. The US economy continued to gain momentum in 2015, and this is expected to carry on throughout 2016. Even though growth improved in the public sector during 2015, we believe the outlook for the private sector is more favorable than for the public sector in 2016. We expect to benefit from improved economic growth and construction spending using our diverse service mix and our maturing market presence.

Private sector: Our positive outlook is reinforced by acceleration in both the housing market and consumer spending, as well as by continued strength in the job market. Growth may be hindered by the appreciating American dollar, which has eroded the global competitiveness of American goods, and by persistently slow wage growth, which could dampen domestic demand.

Management’s Discussion and Analysis
December 31, 2015	M-56	Stantec Inc.

We expect increased residential and nonresidential construction spending. In particular, we expect investment in commercial and office buildings and in manufacturing. Multifamily housing and single-family housing starts are expected to remain strong due to low housing inventory, an improving job market, and low interest rates.

The upstream oil and gas business is forecasted to be weak as exploration and production companies continue to cut capital spending in response to low oil prices. Notwithstanding the low prices, US oil and gas production remains at near historical highs, which we anticipate will drive investment in midstream infrastructure, thereby bringing product to market and positively impact our Environmental Services business operating unit. We anticipate downstream remediation work to be stable.

Our outlook for the power sector is optimistic as companies retrofit or replace aging coal generation infrastructure to comply with federal environmental regulations and increase investment in transmission and distribution assets to connect stranded renewable energy resources, replace aging infrastructure, and accommodate expanding industrial and commercial markets.

Public sector: Federal government spending has been relatively flat, but improved state and municipal finances are contributing to a more positive fiscal situation. Public spending on nonresidential construction is expected to improve in 2016.

We believe transportation funding will be positive in 2016. The recently enacted five-year US$305-billion Fixing America’s Surface Transportation (FAST) Act is designed to improve the United States’ surface transportation infrastructure, including roads, bridges, transit systems, and the rail transportation network. This represents a 5% increase in highway funding and 8% growth in public transit. We anticipate opportunities in our Water sector to increase because of new and additional regulations for water treatment, as well as renewed state and municipal government focus on flood protection, water resource management, and natural disaster risk mitigation.

We foresee that the movement toward alternative project delivery as a solution to US infrastructure build-out will continue into 2016. In particular, increases are likely to occur in design-build water projects and P3 transportation projects. With our expanding local presence and relationships, as well as a portfolio of relevant experience, we are well positioned for this market.

In general, public sector budgets are not yet back to pre-recession levels but are recovering well in most regions of the United States as government revenues increase in response to the improved housing market and economy. Therefore, the public sector market is expected to remain competitive in the near term until the volume of projects increases to sustainable levels.

Other factors: The United States remains a very large market, and our presence continues to gain critical mass and diversity across sectors. We expect our market share and performance to gradually improve throughout 2016.

The following factors support our outlook of moderate organic gross revenue growth:

•	Real GDP growth is projected to increase to 2.7% in 2016, according to the US Congressional Budget Office

•	The Federal Reserve is expected to gradually increase the federal funds rate in 2016

•	Unemployment rate, 5.0% at the end of 2015, is expected to remain at this level throughout 2016

•

In recent months, the Architecture Billings Index (ABI) from the American Institute of Architects has remained around 50.0, suggesting stable demand for design services; we anticipate that the ABI will

Management’s Discussion and Analysis
December 31, 2015	M-57	Stantec Inc.

largely remain above 50.0 throughout 2016 as nonresidential construction continues to climb back towards its pre-recession levels

•	Oil production in the United States is projected to decline over the first three quarters of 2016 and increase again in the fourth quarter of 2016, according to the Energy Information Administration; US oil production is expected to remain near historically high levels in 2016, supporting activity in the midstream oil and gas sector

•	Housing activity is expected to remain robust in 2016, with the seasonally adjusted annual rate of total housing starts expected to increase to 1,257,000 from 1,108,000 total housing starts in 2015

International

We believe that our International operations will have a slight retraction in organic gross revenue in 2016. Currently, these operations—mainly within our Buildings business operating unit and Mining sector—make up a small percentage of our business. Economic conditions and business operations in our International regions are mixed. Like in Canada and the United States, we expect to leverage our local position to drive cross-selling opportunities. In our International operations, we expect to do this with clients in the United Kingdom and the Middle East.

In 2016, a decline in performance is expected in the mining sector as decreasing commodity prices drag down capital expenditures. Over the medium term, we expect the mining sector to recover, although the timing is difficult to predict due to the cyclical nature of this business. We are experiencing improved markets in the United Kingdom and an increase in healthcare projects in the Middle East, and we expect to grow organically in other sectors in International locations where we currently have a presence.

The following factors support our outlook of a slight retraction in organic gross revenue growth:

•	Capital expenditure in the mining sector is expected to continue to decline in 2016, albeit at a slower rate, given continued weakness in commodity prices

•	The World Bank forecasted GDP growth of 3.3% globally for 2016, 3.7% for the Middle East and North Africa, and 2.6% for the United Kingdom

•	Our Middle East operations are expected to continue winning infrastructure projects in 2016, and we will continue to introduce more services to existing clients

BUSINESS OPERATING UNIT OUTLOOK

Our organic revenue outlook for our business operating units for 2016 is shown in the table below:

Buildings	Energy & Resources	Environmental Services	Infrastructure

Moderate	Retraction	Stable	Moderate

Buildings

We believe that our Buildings business operating unit will experience moderate organic gross revenue growth for 2016. Overall, we anticipate that the buildings industry will continue to grow in 2016, and because of our top-tier positioning and global expertise—especially in healthcare, commercial, education, and airports—we believe we are well positioned to capitalize on this growth.

Management’s Discussion and Analysis
December 31, 2015	M-58	Stantec Inc.

We established our outlook based on our expectations, which are listed below:

•	In Canada, we expect P3 projects will continue to be released in the healthcare sector and that we will secure our share of these projects in a highly competitive environment. We believe the acquisition of Dessau in 2015 will open up our Healthcare sector to new opportunities in Quebec. In the United States, the move toward integrated project delivery continues in the healthcare sector. We anticipate increasing international opportunities in the Middle East and the United Kingdom, particularly in the healthcare and education sectors.

•	Construction spending growth is expected to be moderate in the US healthcare sector as the aging population and increased access to health insurance under the Affordable Care Act drives increased demand for healthcare services.

•	In the commercial sector, we are a recognized brand in workplace, commercial development, and retail. We anticipate leveraging our expertise to increase our market share in eastern Canada. In the United States, we anticipate that trends like investing in corporate real estate, workplaces, and multiuse buildings will continue, given improved economic fundamentals and lower office-vacancy rates.

•	In Canada, modest organic growth in our Education sector is expected over the near term. Deterioration of certain provincial government balance sheets could dampen spending for institutional building construction going forward. In the United States, colleges and universities are expected to modestly increase capital expenditures as enrolment rates grow and competition for better students, more distinguished faculty, and more research dollars drives campuses to upgrade facilities.

•	In Canada and the United States, we anticipate that the highly competitive landscape for our Industrial Buildings sector will remain stable, but the market will improve in Canada as industrial and manufacturing clients increase investment to position themselves to benefit from the low Canadian dollar.

•	In Canada, airports have recently completed major programs and are unlikely to embark on significant new investment in infrastructure, given the current economic circumstances. In the United States, we believe the airport sector will grow in 2016, and we are well positioned to secure opportunities.

Energy & Resources

We believe that our Energy & Resources business operating unit will further retract but will stabilize in the second half of 2016. We expect our Mining and Oil & Gas sectors to decline and our Power sector to remain stable.

We established our outlook based on our expectations, which are listed below:

•	In Canada, we believe the upstream oil and gas market will begin to stabilize, although at levels below those seen in recent years. As LNG projects advance and production from the oil sands increases, we expect the pace of midstream activity in the Canadian oil and gas sector to remain stable, albeit at levels well below those in recent years. In the United States, our upstream opportunities are expected to weaken in 2016 as companies continue to cut capital spending.

•	We anticipate mining activity to continue to slow as companies adjust their spending to lower commodity price levels. Our Canadian mining operation is exposed to activity in potash, a commodity with a very strong long-term outlook, and we are well positioned for opportunities in this market.

•	In Canada, we expect that transmission and distribution infrastructure growth will continue, albeit at a modest rate. In the United States, we anticipate a recovering power sector with aging infrastructure, coal-to-gas switching, the tying-in of renewable projects, transmission of power from Canada to the United States, and energy security all acting as drivers of new electrical infrastructure projects.

Management’s Discussion and Analysis
December 31, 2015	M-59	Stantec Inc.

Environmental Services

In 2016, we expect stable organic gross revenue growth in the Environmental Services business operating unit. Environmental Services operates in all sectors but primarily in the Oil & Gas, Power, Mining, Commercial, and Transportation sectors—therefore, is impacted by all of the expectations outlined for our other business operating units.

In addition to these expectations, we also based our outlook on the following:

•	In Canada, environmental scrutiny is expected to continue to increase in the oil and gas and mining sectors, especially since Canada’s newly elected federal government and Alberta’s new provincial government are both signaling their increased focus on environmental issues

•	In the United States, our Environmental Services business operating unit is forecasting growth in the power and transportation markets and stability in the commercial sector; we also expect the midstream oil and gas market to be stable

Infrastructure

In 2016, we expect moderate organic gross revenue growth in the Infrastructure business operating unit. We expect that a gradual continuation of long-term trends—particularly for population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, community development, and transportation services.

We established our outlook based on our expectations, which are listed below:

•	In Canada and the United States, we expect public infrastructure funding to increase. Geographies with higher relative population growth and economic growth will experience greater infrastructure demands in the transportation, community development, and water sectors.

•	We believe that the community development sector, primarily dependent on residential housing activity, will be strong in the United States and remain stable in Canada. Downward pressure in western Canada may occur due to the decline in commodity prices, but we anticipate continued growth in Ontario and British Columbia. In the United States, a strong job market, low interest rates, and growth in household formation all support increased strength in residential housing. Urbanization and redevelopment trends continue with a focus on increasing brownfield and transit-oriented development and a strong emphasis on community planning.

•	In transportation, we expect state, provincial, and municipal budgets to provide a stable level of funding and P3 opportunities to remain moderate in 2016 in a competitive environment. In the United States, the recently enacted FAST Act will support our transportation business. Investment in the US rail market is expected to be strong as the increased demand for freight transportation and multimodal connections spurs expenditures.

•	In Canada and the United States, we anticipate that capital spending in the water market will experience moderate growth because of new and additional regulations, aging infrastructure, and population growth. We will likely see growth that is driven by increasing demand for mitigating natural disaster risk, flood management, water resource management, and industrial treatment services in mining, oil and gas, and power.

Management’s Discussion and Analysis
December 31, 2015	M-60	Stantec Inc.

OVERALL OUTLOOK

We believe that we will achieve organic revenue growth in 2016 of approximately 2.0% when compared to 2015. This revenue will be generated mainly in regions and sectors where we have a strong community presence as a top-tier service provider.

Because of our diversity of operations, mix of clients, and flexible business model, as well as our ability to position our Company to work effectively in local communities and on national opportunities, we believe that we will continue to operate our business efficiently, to adapt our business to changing economic conditions, and to position ourselves for growth in a very large infrastructure and facilities market.

Going forward, we expect to achieve a long-term average annual compound growth rate for gross revenue of 15%—a target we have met or exceeded since our initial public offering in 1994. This continued growth results from successfully executing our strategy by allowing us to enhance the depth of our expertise, broaden our service offerings, increase our geographic presence in communities across North America, provide expanded opportunities for our employees, and leverage our integrated management systems. Further maximizing the critical mass and maturity we have achieved in certain sectors and geographic locations also enables us to increase our business with key clients and sell our services across local markets.

Our ability to expand 15% annually depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We do not expect to encounter constraints in 2016 when looking for available acquisition candidates, given our past success and the trend in our industry—smaller firms wanting to join larger and more stable organizations. At any particular time, we discuss consolidation opportunities with many firms. Since we want an appropriate cultural fit and complementary services that can provide an accretive transaction, the acquisition process can extend over months, even years.

To establish our budgets for 2016, we

•	Assumed that the average value of the Canadian dollar would be US$0.74 in 2016

•	Assumed that the average interest rate would remain relatively stable in 2016 compared to 2015

•	Considered the tax rates substantially enacted at December 31, 2015, for the countries we operate in (primarily Canada and the United States) to establish our effective income tax rate

•	Expected to support our targeted level of growth using a combination of cash flows from operations and borrowings

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2015, consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this report.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

•	Revenue and cost recognition on contracts
•	Allowance for doubtful accounts

Management’s Discussion and Analysis
December 31, 2015	M-61	Stantec Inc.

•	Provision for self-insured liabilities

•	Share-based transactions

•	Fair values on business combinations

•	Assessment of impairment of non-financial assets

•	Fair value of financial instruments

•	Taxes

•	Categorizing interests in other entities

Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors and Cautionary Note Regarding Forward-Looking Statements sections of this report.

ACCOUNTING DEVELOPMENTS

Recently adopted

Effective January 1, 2015, we adopted the following amendments:

•	Annual Improvements (2010-2012 Cycle)

•	Annual Improvements (2011-2013 Cycle)

The adoption of these new standards and amendments did not have an impact on the financial position or performance of our Company. Note 6 to our December 31, 2015, consolidated financial statements describes these amendments and is incorporated by reference in this report.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

•	IFRS 15 Revenue from Contracts with Customers

•	Effective Date of IFRS 15 (Amendment to IFRS 15 Revenue from Contracts)

•	Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

•	IFRS 9 Financial Instruments

•	Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures)

•	Effective Date of Amendments to IFRS 10 and IAS 28

•	Annual Improvements (2012-2014 Cycle)

•	Disclosure Initiative (Amendments to IAS 1)

•	IFRS 16 Leases

Management’s Discussion and Analysis
December 31, 2015	M-62	Stantec Inc.

•	Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

•	Disclosure Initiative (Amendments to IAS 7)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2015, consolidated financial statements and are incorporated by reference in this report.

MATERIALITY

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

Return on Equity. As part of our overall assessment of value added for shareholders, we monitor our return on equity. Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable IFRS measure for return on equity.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, and amortization of intangible assets. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

EBITDAR. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as an amount equal to EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR.

Debt to EBITDA Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies, divided by EBITDA. There is no directly comparable IFRS measure for debt to EBITDA ratio.

Management’s Discussion and Analysis
December 31, 2015	M-63	Stantec Inc.

Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as EBITDAR, divided by permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR to debt service ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that

•	Is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing, or

•	Has been awarded to us through an executed binding or nonbinding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract.

Only the first 12 to 18 months of the total value of secured work of a project are included in work backlog.

Backlog is not a recognized performance measure under IFRS and does not have any standardized meaning prescribed by IFRS. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable IFRS measure for backlog.

Risk Factors

ENTERPRISE RISK MANAGEMENT PROGRAM

To preserve and enhance stakeholder value, we approach risk management strategically through our Enterprise Risk Management (ERM) program. We have adopted the integrated framework designed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework).

THE TEAM

The team involved with risk management is made up of our board of directors, the Audit and Risk Committee, the CEO, and, the Risk Management team. Our Risk Management team includes representatives from legal, insurance, and claims management. Our Executive Leadership, Functional Services, Integrity Management, and Practice and Quality Management teams also perform key roles.

Stantec’s board of directors provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. The committee is not involved in day-to-day risk management activities; rather, it ensures that the Company has an appropriate risk management system, one that allows management to bring the Company’s principal risks to the board’s attention.

Management’s Discussion and Analysis
December 31, 2015	M-64	Stantec Inc.

The Audit and Risk Committee’s oversight responsibilities follow:

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent to our business and strategic direction

•	Ensure that our systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

Within the Company, our CEO is directly accountable to the board of directors for all risk-taking activities and risk management practices. The Risk Management team supports the CEO and mandates the ERM process.

Our Executive Leadership and Functional Services teams are responsible for identifying and mitigating principal risks. The Company’s Integrity Management team conducts fraud risk assessments for the Company’s operations and is a key control function for Stantec.

Our Internal Audit team also supports the Company’s overall risk management program by assisting the Audit and Risk Committee in the discharge of its responsibilities relating to financial controls and control deviations. As well, Internal Audit conducts internal audits in various areas of the Company and works within the ERM program framework, ensuring that the Company’s principal risks have been appropriately identified. One goal of the ERM program is to continue leveraging the expertise of Internal Audit to design better control and monitoring activities.

Finally, our Practice and Quality Management team performs a vital role: conducting internal practice audits of one-third of our offices each year to assess compliance with the ISO 90001:2008 registered Quality Management System and identifying emerging risks and areas for further improvement.

Although management remains confident about our ability to successfully carry out long-term objectives, we are exposed to a number of risks and uncertainties, just like other professional infrastructure and facilities services firms. When appropriate, we realign our risk disclosures as part of the continuous monitoring and annual assessment of our risks. In 2015, we expanded our focus on IT-related risks to capture enterprise business continuity; external IT risks, such as information risk (cybersecurity); and internal IT risks (competence, infrastructure, and IT projects).

The most significant risks are listed below (from most to least serious) based on an assessment of the impact on our Company and the probability that the risks will occur. Readers of this report should consider carefully the risks and uncertainties described below, together with all other information in this report.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of or that we currently believe are not material—may also become important factors that adversely affect our business. If any of the following risks actually occur, the effects described below in respect of each risk are not the only ones we face, and our business, financial condition, results of operations, and future prospects could be materially and adversely affected in ways we do not currently anticipate.

Management’s Discussion and Analysis
December 31, 2015	M-65	Stantec Inc.

STRATEGIC RISKS

Strategic Positioning

Stantec focuses on achieving a strong and mature level of market presence in the geographic locations we serve, which, at this time, is principally North America. Our goal is to achieve a presence that delivers a diverse range of services to our clients. However, the Mining, Oil & Gas, and Power sectors in our Energy & Resources business operating unit are cyclical in nature and tied to commodities. A downturn in commodity prices affects our clients’ ability to fund projects, which could have a material adverse effect on our revenue and profitability.

Our Buildings, Infrastructure, and Environmental Services business operating units are more closely tied to public funding, and changes in overall economic factors do not affect these businesses as quickly as commodity pricing affects our Energy & Resources business operating unit. During economic downturns in North America, the ability of both private and government entities to fund expenditures may decline significantly, which could have a material adverse effect on revenue and profitability.

If we are unable to adjust our workforce or service mix in a timely manner because of a downturn in a particular region, industry, or sector, the downturn could have a material adverse effect on our overall business, including the results of operations and liquidity. We cannot be certain that the North American economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we serve.

Sourcing, Executing, and Integrating Acquisitions

We may not be able to locate suitable acquisitions or find potential acquisitions with terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to find and may be available only at prices or under terms that are less favorable than they once were.

When we do acquire a company, we face a complex task: integrating that company’s operations into our own. Integrations can be time consuming and challenging and can result in management focusing on the integration effort. Difficulties encountered while combining operations could adversely affect the combined companies’ businesses. This might prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that were the main reasons for acquiring the company in the first place. Employees of the acquired company could depart because of uncertainties and difficulties in completing the acquisition and integration or because they do not want to remain with the combined company. Accordingly, we may be unable to retain key acquired employees to the extent projected at the time of acquisition.

Organic Growth

We may not be able to increase the size of our operations organically. Organic growth is achieved when we meet our clients’ expectations by effectively delivering quality projects and expanding the services provided to both our existing and new clients. If we are unable to effectively compete for projects, expand services to existing and new clients, and attract qualified staff, we will have difficulty increasing market share and achieving growth plans.

Organic growth is also affected by factors such as economic conditions that are beyond our control. During economic downturns, the ability of both private and government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on our organic growth.

Management’s Discussion and Analysis
December 31, 2015	M-66	Stantec Inc.

OPERATIONAL RISKS

Operational Effectiveness

Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, our internal processes must support effective professional practice standards, including having strong project managers and project management tools, an appropriate insurance program, and a simple and effective way to bill and collect from clients. If we fail to manage projects effectively, we may incur additional costs, which may in turn result in projects not being as profitable as we expected. In addition, projects that are not completed on schedule further reduce profitability: our staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

Further, because of the nature of our contracts, we commit resources to projects before we receive payments in amounts sufficient to cover our expenditures. Delays in billings and customer payments may require us to make a working capital investment. In our experience, clients who withhold payment are more likely to be dissatisfied with our services and are more likely to bring claims against us.

Information Risk (Cybersecurity)

Individuals and organizations are now vulnerable to cyber threats. We must therefore continue to evolve and enhance our security to protect and defend our corporate network, systems, and information against cyberattacks. If we are unable to enhance our cybersecurity to prevent or contain network and data breaches or other unauthorized access to our corporate systems, we run the risk that our service delivery and revenue generation capabilities could be interrupted, delayed, or destroyed. In addition, adversaries may seek information about critical infrastructure projects that we are engaged in; consequently, we have a critical requirement to protect sensitive project information, including as-built and future design documents.

Talent Management

We derive revenue almost exclusively from services performed by our employees. Therefore, one crucial driver of our business is our ability to attract, retain, and develop highly qualified people. There is significant competition—from major consulting, boutique consulting, engineering, public agency, research, and other professional services firms—for talented resources with the skills necessary to provide our services. Our ability to identify talent gaps and strengthen our talent pool will enhance our strategic position among our competition. Inversely, our inability to attract and retain highly qualified staff could impede our ability to secure and complete engagements and maintain or expand client relationships. If our high-performing, high-potential employees are not engaged or, worse, are disengaged, unable, or unwilling to continue employment with us—and we do not have a well-developed succession plan in place before their departure—our business, operations, and prospects may be adversely affected.

Major Project Delivery

As our Company grows, we have the opportunity to work on larger and more complex projects. Historically, our business has been fee-for-service. Now, some clients are demanding alternative project delivery methods, such as bundled services for engineering, procurement, and construction (EPC), design-builds, and public-private partnerships (P3s). If we fail to respond to these market demands, clients may award these projects to our competitors. For us, this could mean lost revenue. Also, poor project management on these more complex projects could result in cost overruns and liabilities.

Management’s Discussion and Analysis
December 31, 2015	M-67	Stantec Inc.

Workplace Health, Safety & Environment

Our Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business. These risks could result in personal injury, loss of life, or environmental or other damage to our property or the property of others. If we have inadequate health and safety policies and practices, we could be exposed to civil or statutory liability arising from injuries or deaths. If we cannot insure or elect not to insure because of high premium costs or other reasons, we could become liable for damages arising from these events. If we require additional time to complete projects or we lose employee time because of injury on projects that have sustained environmental, health, and safety incidents, we risk incurring additional costs. Further, we risk losing existing projects if our Health, Safety & Environment program and metrics fail to meet our clients’ expectations.

Reputational Harm

Reputational harm is not a stand-alone risk exposure but is often the outcome of or is interdependent with numerous other risk events. To manage our reputation, we must understand the extent to which stakeholders believe we are meeting their expectations. Our stakeholders—such as investors, employees, and clients—respond quickly to negative news about the Company, especially when we have failed to meet our commitments.

IT Competence, Infrastructure, and Project Risk

We rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications to sustain business operations and remain competitive. If we are unable to scale this core infrastructure and constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain our key information technology personnel, then our service delivery and revenues could be interrupted or delayed. If we do not have strong leadership in the IT field, we run the risk of failing to adequately plan and respond to our organization’s IT infrastructure needs; this could severely impair our ability to meet our clients’ needs.

Similarly, we must adequately plan for and successfully implement each initiative for the IT projects we wish to deploy. Failure to do so could cause system interruptions and loss of critical data, could delay or prevent operations, and could adversely affect our operating results, liquidity, or financial position. The adverse financial impacts of these events could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

Enterprise Business Continuity

Our offices, computer and communications systems, and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, or other similar events. If we fail to maintain clear crisis communication plans, effective emergency response plans, and effective pandemic response plans, we put our employees and clients at risk. Failure to quickly respond to crises could adversely affect our ability to start or complete work for our clients, which in turn could lead to client dissatisfaction and claims.

REPORTING AND COMPLIANCE RISKS

Controls and Disclosure

Inadequate internal or disclosure controls over financial reporting could result in material misstatements in our financial statements and related public disclosures. This could lead to a loss of market confidence and a decrease in market value.

Inadequate controls could also result in other risks: fraud, system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, or the inability to continue our business operations.

Management’s Discussion and Analysis
December 31, 2015	M-68	Stantec Inc.

Regulatory and Legal Risk

We are subject to a variety of regulations and standards. Our business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. Our primary regulatory and legal risks include the following:

•	Compliance with additional regulations and standards could materially increase our costs

•	Noncompliance with laws and regulations could have a significant impact on our results

•	Litigation and legal matters that we may be involved in during the normal course of business are subject to many uncertainties, and the outcome of an individual matter may be unpredictable

Market Risk

Several capital market risks affect our business. For us, two key drivers are currency risk and interest rate risk.

Currency risk: Although we report financial results in Canadian dollars, a substantial portion of revenue is generated and expenses are incurred in non-Canadian dollars. If the Canadian dollar strengthened relative to the US dollar and other currencies, the net income from our non-Canadian dollar business could decrease. This could have a material adverse effect on our business, financial condition, and results of operations.

Interest rate risk: Changes in interest rates present a risk to our performance. Our revolving credit facility carries a floating rate of interest, and we are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government bonds, corporate bonds, and term deposits.

Tax Risk

Uncertainties exist when interpreting complex tax regulations and assessing the amount and timing of deferred taxable income. Stantec is also exposed to transfer pricing risk in the following three areas: providing management services, insuring and financing operations, and cross-border labor sharing and charging for services provided to external clients. Stantec has the largest exposure when providing these services between Canada and the United States.

MANAGING OUR RISKS

Business Model

As a professional services firm, we focus on design. We typically do not take on construction risk or contribute equity in projects. We mitigate our operating, market, growth, and acquisition and integration risks through our business strategy and other measures. We focus our business on two client types: regional and local, and global and national.

Our matrix-based model—based on geographic, business operating unit, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing our organization on key client sectors. We believe this reduces our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our Company from competitors by entering into both large and small contracts with a variety of fee amounts. A broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue and we work on thousands of projects for hundreds of clients. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Management’s Discussion and Analysis
December 31, 2015	M-69	Stantec Inc.

Effective Processes and Systems

Our integrated management system (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance across the Company. The scope of the system includes all critical business processes and is certified to the following four internationally recognized consensus ISO standards:

•	ISO 9001:2008 (Quality Management)
•	ISO 14001:2004 (Environmental Management)
•	OHSAS 18001:2007 (Occupational Health & Safety Management)
•	ISO/IEC 20001-1:2011 (IT Service Management)

At the heart of the IMS is our 10-point Project Management (PM) Framework that—along with the more detailed practice frameworks that exist in our business operating units—clearly conveys the steps employees must take to achieve more consistent and successful project outcomes. The PM Framework creates consistent principles relating to project execution and helps to ensure that employees from every office are aligned with those principles. To improve PM Framework compliance in specific offices and regions, we adopt regional operating unit improvement plans. These address specific corrective actions, responsibilities, and deadlines for completion.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We or our clients also obtain project-specific insurance for certain projects when required.

In addition, we invest resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements. This reduces the risk of nonpayment for our services.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to address the risk of being unsuccessful when integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team supports and is responsible for

•	Identifying and valuing acquisition candidates
•	Undertaking and coordinating due diligence
•	Negotiating and closing transactions
•	Integrating employees and systems immediately following an acquisition

As Stantec continues to expand internationally, we are developing a disciplined approach for operating outside of North America. We consider differences in accounting systems, legal structures, languages, and cultures. We also have an integration plan that involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices.

We are able to meet our liquidity needs and expansion strategy through various sources that include cash generated from operations, short- and long-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares.

Management’s Discussion and Analysis
December 31, 2015	M-70	Stantec Inc.

Executive Compensation

Our executive compensation philosophy remains the same: we seek to align our compensation practices with our risk mitigation strategies. We target executive compensation at approximately the fiftieth percentile (P50) of the market, while providing the opportunity to earn above P50—through variable pay in our short- and long-term incentive plans (STIP and LTIP)—when Stantec achieves its stated objectives.

We continue to provide our executives with a mix of fixed, variable, and at-risk compensation. Our annual STIP rewards near-term performance contributions to encourage executives to achieve profitable business results. Each executive has a target STIP amount, and the actual payment can range from 0% to a maximum of 200% of the target. This maximum STIP payout mitigates the risk of unreasonably high short-term compensation.

Our annual LTIP, granted to executives, includes a mix of one-third share options and two-thirds performance share units (PSUs). These incentives reward long-term performance by aligning the interests of our executives with increased shareholder returns. Additionally, the PSUs vest based on the achievement of three-year performance hurdles related to net income growth and return on equity. Our share options vest over a three-year period as well. This deferred vesting for our LTIP further encourages long-term alignment with the interests of our shareholders.

In addition to our compensation programs, we have adopted share ownership requirements for our executives to further demonstrate their commitment to creating shareholder value. Our CEO is also required to maintain his share ownership requirements for at least a year following his retirement from Stantec. In addition, our executives are prohibited from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in value of equity securities of the Company.

We also have an executive compensation claw-back policy which shows our commitment to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015 (as defined in rules adopted by the SEC in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2015 consolidated financial statements.

Management’s Discussion and Analysis
December 31, 2015	M-71	Stantec Inc.

There has been no change in our internal control over financial reporting during the year ended December 31, 2015, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Corporate Governance

DISCLOSURE COMMITTEE

Stantec has a Disclosure Committee, consisting of a cross-section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

BOARD OF DIRECTORS

Stantec’s board of directors currently includes nine members—eight are independent under Canadian securities laws and under the rules of the SEC and the NYSE and are free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders. Bob Gomes is not independent by virtue of his service as the Company’s chief executive officer. The chair of Stantec’s board of directors, Aram Keith, is an independent director.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfills its mandate by

•	Overseeing the Company’s strategic planning process

•	Satisfying itself as to the integrity of the CEO and other executive officers

•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public

•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks

•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management

•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2015, Stantec’s board included two committees: the Audit and Risk Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of independent directors.

Management’s Discussion and Analysis
December 31, 2015	M-72	Stantec Inc.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management matters. The chair provides regular reports at the Company’s board meetings. The board has determined that each member is financially literate and independent, and three of the four members are “financial experts” as the term is defined under the rules of the SEC and NYSE.

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting corporate governance and board and executive compensation. Governance matters include, but are not limited to, board size, director nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, director and executive management compensation, performance review, and succession planning. The committee reviews and approves the CEO’s objectives and monitors these objectives quarterly. The chair provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our website (www.stantec.com) and additional information will be available in the Management Information Circular prepared for our May 12, 2016, Annual General Meeting of Shareholders. As well, the following documents are posted on our website:

•	Corporate Governance Guidelines

•	Audit and Risk Committee Terms of Reference

•	Corporate Governance and Compensation Committee Terms of Reference

•	Code of Ethics Policy

•	Integrity Policy

The documents listed above are not and should not be deemed to be incorporated by reference. Copies of these documents will be made available in print form to any shareholder who requests them.

Subsequent Events

From January 1, 2016, to February 24, 2016, pursuant to our Normal Course Issuer Bid, we repurchased 572,825 and cancelled shares at an average price of $31.76 per share for an aggregate price of $18.2 million.

On February 24, 2016, the Company declared a cash dividend of $0.1125 per share, payable on April 14, 2016, to shareholders of record on March 31, 2016, an increase of 7.1% from last year.

Management’s Discussion and Analysis
December 31, 2015	M-73	Stantec Inc.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section, of our expectations regarding our key performance drivers in the Key Performance Drivers and Capabilities section, and of our targets and expectations for our regions, business operating units, and overall business outlook in the Outlook section, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2016 and beyond, our strategies or future actions, our targets, our expectations for our financial condition, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Executive Summary (under Core Business and Strategy , under Outlook, and under Risks), the Core Business and Strategy section, the Key Performance Drivers and Capabilities section, and the Results (under the Depreciation of Property and Equipment and the Liquidity and Capital Resources subsections) and Outlook sections of this report. This forward-looking information describes the management expectations and targets by which we measure our success and assists our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors, among others listed under the Key Performance Drivers and Capabilities section, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities

•	Fluctuations in interest rates or currency values

•	Fluctuations in commodity prices

•	Effects of war or terrorist activities

•	Effects of disease or illness on local, national, or international economies

•	Effects of disruptions to public infrastructure such as transportation, communications, power, or water

•	Global economic or political conditions

•	Regulatory or statutory developments

•	Effects of competition in the geographic or business areas in which we operate

•	Actions of management

•	Technological changes

Management’s Discussion and Analysis
December 31, 2015	M-74	Stantec Inc.

Many of these factors are beyond our control and have effects which are difficult to predict. Future outcomes relating to forward-looking statements may be influenced by these and other factors, including, but not limited to, material and known risks, which are further described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2016 and their effect on our business. The assumptions we made in determining the outlook for each of our business operating units, our geographic areas, our annual targets, and our outlook for 2016 are listed in the Outlook section of this report.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 24, 2016, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2016, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis
December 31, 2015	M-75	Stantec Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2015, and 2014

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Professional Accountants. The Independent Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2015.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2015, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Dessau Inc.; VI Engineering, LLC; VA Consulting, Inc.; Fay, Spofford & Thorndike, Inc.; and the Infrastructure Americas Division of Kellogg Brown & Root Services, Inc., acquisitions which are included in the Company’s 2015 consolidated financial statements. The aggregate assets acquired were $129.2 million, representing 5.5% of the Company’s total assets as at December 31, 2015. The gross revenue earned from their dates of acquisition to December 31, 2015, constituted 5.2% of the Company’s gross revenue for the year ended December 31, 2015.

Bob Gomes, P.Eng.	Dan Lefaivre, FCMA
President & CEO	Executive Vice President & CFO
February 24, 2016	February 24, 2016

F-1	Stantec Inc.

Independent Auditors’ Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited the accompanying consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stantec Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years ended December 31, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.’s internal control over financial reporting as at December 31, 2015, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2016, expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Professional Accountants

Edmonton, Canada

February 24, 2016

F-2	Stantec Inc.

Independent Auditors’ Report on Internal Control over Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited Stantec Inc.’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Dessau Inc.; VI Engineering, LLC; VA Consulting, Inc.; Fay, Spofford & Thorndike, Inc.; and the Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. which are included in the 2015 consolidated financial statements of Stantec Inc. The total assets acquired from these specified acquisitions represented 5.5% of Stantec Inc.’s consolidated total assets at December 31, 2015 and 5.2% of Stantec Inc.’s consolidated gross revenue for the year then ended not subject to management’s assessment of and conclusion on the effectiveness of internal control over financial reporting. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of these specified acquisitions.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as at December 31, 2015 and 2014, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2015 and 2014, and our report dated February 24, 2016, expressed an unqualified opinion thereon.

Chartered Professional Accountants

Edmonton, Canada

February 24, 2016

F-3	Stantec Inc.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	Notes	December 31 2015 $	December 31 2014 $

ASSETS	16
Current
Cash and cash equivalents	8	67,342	153,704
Cash in escrow	8	8,646	-
Trade and other receivables	9	570,577	431,751
Unbilled revenue	33	228,970	192,310
Income taxes recoverable		19,727	11,171
Prepaid expenses		29,022	23,425
Other financial assets	14	27,108	32,056

Total current assets		951,392	844,417
Non-current
Property and equipment	10	158,085	152,707
Goodwill	11	966,480	760,631
Intangible assets	12	138,079	97,243
Investments in joint ventures and associates	13	4,467	4,975
Deferred tax assets	25	11,254	7,972
Other financial assets	14	112,122	91,696

Total assets		2,341,879	1,959,641
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	15	352,199	300,293
Billings in excess of costs	33	109,159	96,082
Long-term debt	16	133,055	53,172
Provisions	17	22,878	10,796
Other financial liabilities		2,601	2,773
Other liabilities	18	12,162	11,953

Total current liabilities		632,054	475,069
Non-current
Long-term debt	16	232,301	256,093
Provisions	17	62,572	51,596
Deferred tax liabilities	25	21,256	23,773
Other financial liabilities		2,748	2,547
Other liabilities	18	67,688	64,318

Total liabilities		1,018,619	873,396

Shareholders’ equity
Share capital	21	289,118	276,698
Contributed surplus	21	15,788	13,490
Retained earnings		852,725	735,917
Accumulated other comprehensive income		165,629	60,140

Total shareholders’ equity		1,323,260	1,086,245

Total liabilities and shareholders’ equity		2,341,879	1,959,641

See accompanying notes

On behalf of Stantec Inc.’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

F-4	Stantec Inc.

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	Notes	2015 $	2014 $

Gross revenue		2,877,245	2,529,918
Less subconsultant and other direct expenses		503,562	454,607

Net revenue		2,373,683	2,075,311
Direct payroll costs	27	1,081,088	936,918

Gross margin		1,292,595	1,138,393
Administrative and marketing expenses	7,21,27	988,571	846,148
Depreciation of property and equipment	10	45,880	38,698
Amortization of intangible assets	12	37,853	24,252
Net interest expense	26	10,929	8,515
Other net finance expense	26	3,308	3,083
Share of income from joint ventures and associates	13	(2,048)	(2,419)
Foreign exchange gain		(273)	(425)
Other income	28	(3,232)	(2,659)

Income before income taxes		211,607	223,200

Income taxes	25
Current		61,527	59,728
Deferred		(6,298)	(1,026)

Total income taxes		55,229	58,702

Net income for the year		156,378	164,498

Earnings per share
Basic	29	1.66	1.76

Diluted	29	1.65	1.74

See accompanying notes

F-5	Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31	2015	2014
(In thousands of Canadian dollars)	$	$

Net income for the year	156,378	164,498

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	108,965	46,266
Net unrealized gain on available-for-sale financial assets	31	2,913
Net realized gain on available-for-sale financial assets transferred to income	(4,466)	(635)
Realized exchange difference on sale of a subsidiary	882	-
Income tax effect on available-for-sale financial assets	77	(40)

Other comprehensive income for the year, net of tax	105,489	48,504

Total comprehensive income for the year, net of tax	261,867	213,002

See accompanying notes

F-6	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

	Shares Outstanding (note 21)	Share Capital (note 21)	Contributed Surplus (note 21)	Retained Earnings	Accumulated Other Comprehensive Income	Total

(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2014	93,152,264	262,573	12,369	606,056	11,636	892,634

Net income				164,498		164,498
Other comprehensive income					48,504	48,504

Total comprehensive income				164,498	48,504	213,002
Share options exercised for cash	683,994	10,587				10,587
Share-based compensation expense			4,659			4,659
Reclassification of fair value of share options previously expensed		3,538	(3,538)			-
Dividends declared				(34,637)		(34,637)

Balance, December 31, 2014	93,836,258	276,698	13,490	735,917	60,140	1,086,245

Net income				156,378		156,378
Other comprehensive income					105,489	105,489

Total comprehensive income				156,378	105,489	261,867
Share options exercised for cash	599,640	9,480				9,480
Share-based compensation expense			5,238			5,238
Reclassification of fair value of share options previously expensed		2,940	(2,940)			-
Dividends declared (note 21)				(39,570)		(39,570)

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

See accompanying notes

F-7	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31 (In thousands of Canadian dollars)	Notes	2015 $	2014 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		2,967,720	2,599,190
Cash paid to suppliers		(1,023,416)	(871,696)
Cash paid to employees		(1,664,563)	(1,438,417)
Interest received		2,377	2,422
Interest paid		(11,048)	(8,662)
Finance costs paid		(2,651)	(2,654)
Income taxes paid		(73,211)	(75,667)
Income taxes recovered		10,311	2,705

Cash flows from operating activities	30	205,519	207,221

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(203,461)	(123,713)
Cash held in escrow	8	(8,646)	-
Dividend distributions from investments in joint ventures and associates	13	2,931	2,472
Purchase of investments held for self-insured liabilities		(7,487)	(19,597)
Decrease in investments and other assets		4,922	3,531
Proceeds from lease inducements		560	8,884
Purchase of intangible assets		(3,591)	(3,365)
Purchase of property and equipment		(38,084)	(42,706)
Proceeds on disposition of property and equipment		462	176

Cash flows used in investing activities		(252,394)	(174,318)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(135,854)	(136,823)
Proceeds from bank debt		135,758	140,320
Repayment of acquired bank indebtedness	7	(1,986)	-
Payment of finance lease obligations		(13,360)	(5,174)
Proceeds from issue of share capital		9,480	10,587
Payment of dividends to shareholders	21	(38,334)	(33,641)

Cash flows used in financing activities		(44,296)	(24,731)

Foreign exchange gain on cash held in foreign currency		4,809	2,502

Net (decrease) increase in cash and cash equivalents		(86,362)	10,674
Cash and cash equivalents, beginning of the year		153,704	143,030

Cash and cash equivalents, end of the year	8	67,342	153,704

See accompanying notes

F-8	Stantec Inc.

Index to the Notes of the Consolidated Financial Statements

Note		Page

1	Corporate Information	F-10

2	Basis of Preparation	F-10

3	Basis of Consolidation	F-10

4	Summary of Significant Accounting Policies	F-10

5	Significant Accounting Judgments, Estimates, and Assumptions	F-18

6	Recent Accounting Pronouncements and Changes to Accounting Policies	F-20

7	Business Acquisitions	F-22

8	Cash and Cash Equivalents	F-25

9	Trade and Other Receivables	F-25

10	Property and Equipment	F-26

11	Goodwill	F-27

12	Intangible Assets	F-29

13	Investments in Joint Ventures and Associates	F-30

14	Other Financial Assets	F-30

15	Trade and Other Payables	F-31

16	Long-Term Debt	F-32

17	Provisions	F-33

18	Other Liabilities	F-35

19	Commitments	F-35

20	Contingencies and Guarantees	F-36

21	Share Capital	F-36

22	Fair Value Measurements	F-39

23	Financial Instruments	F-40

24	Capital Management	F-42

25	Income Taxes	F-43

26	Net Interest Expense	F-45

27	Employee Costs	F-46

28	Other Income	F-46

29	Earnings per Share	F-47

30	Cash Flows from Operating Activities	F-47

31	Related-Party Disclosures	F-48

32	Segmented Information	F-50

33	Amounts Due from Customers	F-52

34	Investment Tax Credits	F-52

35	Events after the Reporting Period	F-52

36	Comparative Figures	F-52

Notes to the Consolidated Financial Statements
December 31, 2015	F-9	Stantec Inc.

Notes to the Consolidated Financial Statements

1. CORPORATE INFORMATION

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2015, were authorized for issue in accordance with a resolution of the Company’s board of directors on February 24, 2016. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2. BASIS OF PREPARATION

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2015.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000).

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2015.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at December 31, 2015. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments. Such investments are carried at fair value.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements
December 31, 2015	F-10	Stantec Inc.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20% to 30%	Declining balance
Office equipment	20% to 30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of
15 years or the improvement’s economic life
Other	10% to 30%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any impairment losses.

The Company’s intangible assets have finite lives that are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally 1 to 2 years. Advantageous leasehold commitments are amortized over estimated lives of 1 to 10 years. The Company assigns value to acquired contract backlog and client relationships using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as workforce, working capital, and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—Software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

Following the initial recognition of the development expenditure as an asset, it is carried at cost less any accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from three to seven years.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the

Notes to the Consolidated Financial Statements
December 31, 2015	F-11	Stantec Inc.

lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of either its estimated useful life or the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20%-to-30% declining balance basis. The Company also has finance leases for software, which are depreciated on a straight-line basis over periods ranging from three to seven years.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

e) Investments in joint arrangements and associates

Each joint arrangement of the Company is classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint arrangement that provides the Company with rights to the net assets of the arrangement is classified as a joint venture, and a joint arrangement that provides the Company with rights to the individual assets and obligations arising from the arrangement is classified as a joint operation.

The Company accounts for a joint venture using the equity method, as described below. The Company accounts for a joint operation by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

Investments in associated companies, over which the Company is able to exercise significant influence but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is recorded in the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of the associates or joint arrangements are prepared for a date that is different from the Company’s date, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. Where necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value, with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds, equity securities, and term deposits.

g) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific

Notes to the Consolidated Financial Statements
December 31, 2015	F-12	Stantec Inc.

to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insurance, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the preceding general description of provisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the preceding general description of provisions.

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. For lease exit liabilities, the Company accrues charges when it ceases to use an office space under an operating lease arrangement or it signs a new lease where an existing space will become vacant. Included in the liability is the present value of the remaining lease payments offset by the present value of estimated future rental income.

From time to time, the Company may sublet a portion of office space that is under an operating lease arrangement. The Company accrues a liability, a sublease loss, if the costs to be incurred under an operating lease will exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments offset by the present value of the future rental income.

h) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. For example, the functional currency of the Company’s US-based subsidiaries is the US dollar.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•	On the statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (equity investments) classified as available for sale, which are included in other comprehensive income.

•	Revenue and expense items are translated at the exchange rate on the transaction date, except for depreciation and amortization, which are translated at historical exchange rates.

Notes to the Consolidated Financial Statements
December 31, 2015	F-13	Stantec Inc.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows:

•	Assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date

•	Revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month

The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income.

i) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents and cash in escrow are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of; at this time, the realized gains and losses are recognized in other income for equity securities and in finance income for bonds and term deposits. Interest income is recorded in finance income, and dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method. Realized gains and losses are reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method. EIR amortization and realized gains and losses are reported in net finance expense.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Notes to the Consolidated Financial Statements
December 31, 2015	F-14	Stantec Inc.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in US dollars and British pounds. The Company’s policy is not to use these derivatives for trading or speculative purposes. In addition, the Company enters into software licensing agreements that have foreign currency–embedded derivatives. During 2015 and 2014, these derivatives did not have a material impact on the Company’s financial position or performance.

j) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. When an indication of impairment exists or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based in part on the age of the outstanding receivables and the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s-length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in those expense categories that are consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Impairment is determined by assessing the recoverable amount of each CGU to which the goodwill relates. Where the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognized. The Company’s CGUs for goodwill impairment testing are Canada, the United States, and International.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.

Notes to the Consolidated Financial Statements
December 31, 2015	F-15	Stantec Inc.

Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments (such as bonds) classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss, measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset applying the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If the fair value of a debt instrument increases in a subsequent year and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed in the consolidated statements of income.

k) Revenue recognition

While providing services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by referring to the stage of completion using the revenue cost approach. Stage of completion is measured using labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but has not yet been invoiced to clients. Billings in excess of costs represent amounts that have been invoiced to clients but not yet recognized as revenue.

l) Employee benefits plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

m) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Notes to the Consolidated Financial Statements
December 31, 2015	F-16	Stantec Inc.

Current income tax that relates to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax

Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized in equity is also recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

n) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the directors of the board of the Company may receive deferred share units (DSUs) equal to one common share. Before 2014, the chief executive officer could also receive DSUs. For the restricted share unit plan, senior vice presidents may be granted share units that are to be settled after a two-year period. Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer, are granted performance share units (PSUs) that vest and are to be settled after a three-year period. The DSUs, restricted share units (RSUs), and PSUs are share appreciation rights that can be settled only in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to

Notes to the Consolidated Financial Statements
December 31, 2015	F-17	Stantec Inc.

which the vesting period has expired and reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

o) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

p) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU (Canada, United States, or International) that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

q) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. The Company also provides for estimated losses on

Notes to the Consolidated Financial Statements
December 31, 2015	F-18	Stantec Inc.

incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts. The estimates are based on the age of the outstanding receivables and on the Company’s historical collection and loss experience. Future collections of receivables that differ from the Company’s current estimates would affect the results of our operations in future periods as well as the Company’s trade receivables and administrative and marketing expenses.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability, automobile liability, and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the grant date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions.

Estimating fair value also requires determining the most appropriate inputs to the valuation model—including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise—and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience to determine the compensation expense arising from the share-based awards. Changes to estimates are recorded in the period in which they are made and would affect the Company’s administrative and marketing expenses, contributed surplus, and other liabilities.

e) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, expected operating income, and discount rates. During a measurement period, not to exceed one year, adjustments of the initial estimates may be required to finalize the fair value of assets acquired and liabilities assumed. After the measurement period, a revision of fair value may impact the Company’s net income.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs of disposal is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of this data, other valuation techniques can be used to estimate fair value less costs of disposal. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

When based on a discounted cash flow methodology, the recoverable amount is most sensitive to the expected future cash inflows, the growth rate used for extrapolation purposes, and the discount rate. To arrive at cash flow

Notes to the Consolidated Financial Statements
December 31, 2015	F-19	Stantec Inc.

projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets if possible, but when this is not feasible, a degree of judgment is required to establish fair values. The judgments include considering inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

h) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. On a regular basis, management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

i) Interests in other entities

The Company determines whether it has control over another entity by making judgments about what the relevant activities of that entity are and which party or parties have power to direct those activities, as well as whether the Company is exposed to variable returns of the entity. The Company assesses whether it has control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, the Company makes judgments to determine if the arrangement is a joint venture or joint operation, including whether it has rights to the individual assets or liabilities or to the net assets of the entity and whether unanimous consent is required to make decisions about relevant activities.

6. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2015. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In December 2013, the IASB issued Annual Improvements (2010-2012 Cycle) to make necessary but non-urgent amendments to IFRS 2 Share-based Payments; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments (IFRS 8); IFRS 13 Fair Value Measurement (IFRS 13); IAS 16 Property, Plant, and Equipment; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets.

•	In December 2013, the IASB issued Annual Improvements (2011-2013 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of IFRS; IFRS 3; IFRS 13; and IAS 40 Investment Properties.

Notes to the Consolidated Financial Statements
December 31, 2015	F-20	Stantec Inc.

Future adoptions

The listing below includes standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment, and intangible assets. IFRS 15 sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. This standard may be adopted using a full retrospective or modified retrospective approach. In September 2015, the IASB issued Effective Date of IFRS 15 (Amendment to IFRS 15 Revenue from Contracts) which changed the mandatory effective date of IFRS 15 from January 1, 2017, to January 1, 2018.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3. The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations. This amendment is effective January 1, 2016, on a prospective basis.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for the recognition and measurement of financial assets, financial liabilities, and some contracts to buy or sell non-financial items. In addition, it includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective January 1, 2018, on a retrospective basis subject to certain exceptions.

•	In September 2014, the IASB issued Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures). The amendments clarify how to recognize gains or losses when a sale of a business or assets from a subsidiary to a joint venture or associate results in the loss of control of the subsidiary. These amendments are effective January 1, 2016, on a prospective basis. In December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 which changed the mandatory effective date to a date to be determined by the IASB.

•	In September 2014, the IASB issued Annual Improvements (2012-2014 Cycle) to make necessary but non-urgent amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations; IFRS 7 Financial Instrument: Disclosures (IFRS 7); IAS 19 Employee Benefits (IAS 19); and IAS 34 Interim Financial Reporting (IAS 34). These amendments are effective January 1, 2016, on a retrospective basis, except for IAS 34, which is effective on a prospective basis.

•	In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). It provides amended guidance about materiality and the order of the notes to the financial statements. These amendments are effective January 1, 2016.

•	In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs.

Notes to the Consolidated Financial Statements
December 31, 2015	F-21	Stantec Inc.

•	In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments clarify the requirements regarding the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective January 1, 2017, on a retrospective basis subject to certain exceptions.

•	In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7). These amendments clarify IAS 7 in order to improve information provided to users of financial statements about an entity’s financing activities. These amendments are effective January 1, 2017.

7. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2015

On January 16, 2015, the Company acquired certain assets and liabilities, and the business of Dessau Inc. and all the shares and business of 9073-4195 Quebec Inc. and Azimut Services (Central) Inc. (collectively called Dessau) for cash consideration. The Company acquired the Canadian engineering operations of this Montreal-based firm, which has offices throughout Quebec and in Mississauga and Ottawa, Ontario. Dessau adds to the Company’s expertise in healthcare, water, power and energy, transportation, and community development, as well as introduces telecommunications and security services to the Company’s broader platform.

On February 28, 2015, the Company acquired all the shares and business of Sparling, Inc. (Sparling) for cash consideration and notes payable. Sparling is based in Seattle, Washington, and has additional offices in San Diego, California, and in Portland, Oregon. Sparling provides expertise in electrical engineering and architectural lighting design. This addition further enhances the Company’s West Coast presence in the United States.

On July 10, 2015, the Company acquired certain assets and liabilities, and the business of VI Engineering, LLC (VI Engineering) for cash consideration and promissory notes. VI Engineering is a power and electrical engineering firm based in Houston, Texas. VI Engineering provides specialized engineering, design, analysis, and project management of high-voltage substations, transmission lines, and electric power systems. This addition further enhances the Company’s power expertise in the United States.

On August 28, 2015, the Company acquired certain assets and liabilities, and the business of VA Consulting, Inc. (VA Consulting) for cash consideration and notes payable. VA Consulting is a community development, transportation, and water engineering firm headquartered in Irvine, California, with operations throughout southern

Notes to the Consolidated Financial Statements
December 31, 2015	F-22	Stantec Inc.

California and in parts of Arizona. VA Consulting provides services in architecture, engineering, planning, and environmental consulting. This addition expands the Company’s Infrastructure business operating unit in the United States.

On October 30, 2015, the Company acquired all the shares and business of Fay, Spofford & Thorndike, Inc. (FST) for cash consideration and notes payable. FST is an engineering, transportation planning, and environmental consulting firm based in Burlington, Massachusetts, with operations statewide and throughout the US Northeast, including in New Hampshire, Maine, Connecticut, and New York. FST provides transportation and water infrastructure, buildings design, and environment solutions. This addition enhances the Company’s Infrastructure business operating unit in the United States.

On December 31, 2015, the Company acquired certain assets and liabilities, and the business of the Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR) for cash consideration and notes payable. This division has offices in Houston, Austin, and Dallas, Texas, as well as Mobile, Alabama. KBR has experience in transportation, water and wastewater, and aviation projects. This addition expands the Company’s presence in Texas while enhancing its infrastructure design capabilities in the Gulf region.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	Notes	Total 2015 $

Cash consideration		165,028
Notes payable		42,034

Consideration		207,062

Assets and liabilities acquired
Cash acquired		9,941
Bank indebtedness assumed		(1,986)
Non-cash working capital		58,876
Property and equipment	10	7,453
Investments in associates	13	262
Intangible assets	12
Client relationships		28,261
Contract backlog		8,842
Lease advantages and disadvantages		6,048
Other		999
Provisions	17	(10,196)
Long-term debt		(10,852)
Deferred income taxes	25	851

Total identifiable net assets at fair value		98,499
Goodwill arising on acquisitions	11	108,563

Consideration		207,062

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. In 2015, trade receivables acquired had a fair value of $82,913,000 and gross value of $86,701,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2015, $76,967,000 is deductible for income tax purposes.

Notes to the Consolidated Financial Statements
December 31, 2015	F-23	Stantec Inc.

The fair value of provisions is determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. During 2015, the Company assumed $8,746,000 in provisions for claims relating to current year acquisitions (2014 – $672,000). At the reporting date, provisions for claims outstanding were reassessed and determined to be

$11,295,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14).

For business combinations that occurred in 2015, the Company estimates that gross revenue earned in 2015, since the acquired entities’ acquisition dates, is $177,408,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2015 had taken place at the beginning of 2015, gross revenue from continuing operations for 2015 would have been $3,020,530,000 and the profit from continuing operations would have been $157,890,000.

In 2015, directly attributable acquisition-related costs of $755,000 have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Cash consideration (net of cash acquired)	155,087	88,795
Payments on notes payable from previous acquisitions	48,374	34,918

Total net cash paid	203,461	123,713
Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Balance, beginning of the year	108,928	52,632
Additions for acquisitions in the year	42,034	88,908
Other adjustments	298	(5,476)
Payments	(48,374)	(34,918)
Interest	1,834	1,295
Impact of foreign exchange	17,994	6,487

Total notes payable	122,714	108,928

Notes to the Consolidated Financial Statements
December 31, 2015	F-24	Stantec Inc.

8. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

Cash	66,232	152,406
Unrestricted investments	1,110	1,298

Cash and cash equivalents	67,342	153,704

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

Pursuant to acquisition agreements, $6,000,000 was placed in an escrow account for the Dessau acquisition and $2,646,000 (US$1,900,000) for the KBR acquisition. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was also recorded on acquisition and is included in notes payable.

9. TRADE AND OTHER RECEIVABLES

	December 31	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

Trade receivables, net of allowance	558,844	420,408
Holdbacks, current	6,908	4,351
Other	4,825	6,992

Trade and other receivables	570,577	431,751

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

	December 31	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

Balance, beginning of the year	18,152	19,316
Provision for doubtful accounts	7,590	2,664
Deductions	(7,800)	(4,908)
Impact of foreign exchange	2,916	1,080

Balance, end of the year	20,858	18,152

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
(In thousands of Canadian dollars)	$	$	$	$	$	$

December 31, 2015	579,702	311,215	133,796	43,703	30,922	60,066
December 31, 2014	438,560	225,556	99,334	57,279	20,943	35,448

Notes to the Consolidated Financial Statements
December 31, 2015	F-25	Stantec Inc.

10. PROPERTY AND EQUIPMENT

				Assets
				under
	Engineering	Office	Leasehold	Finance
	Equipment	Equipment	Improvements	Leases	Other	Total
(In thousands of Canadian dollars)	$	$	$	$	$	$

Cost
December 31, 2013	100,123	56,697	93,420	2,342	19,670	272,252
Additions	13,281	5,322	20,545	463	5,209	44,820
Additions arising on acquisitions	2,747	1,373	3,452	288	600	8,460
Disposals	(9,546)	(4,356)	(2,105)	(536)	(836)	(17,379)
Transfers	(702)	821	-	(362)	3,423	3,180
Impact of foreign exchange	3,744	1,474	2,586	123	1,207	9,134

December 31, 2014	109,647	61,331	117,898	2,318	29,273	320,467
Additions	14,580	6,072	12,915	48	3,927	37,542
Additions arising on acquisitions	1,212	1,156	4,295	227	563	7,453
Disposals	(6,597)	(1,535)	(10,672)	(408)	(4,506)	(23,718)
Transfers	945	(17)	-	(140)	(788)	-
Impact of foreign exchange	9,212	3,671	6,490	201	3,257	22,831

December 31, 2015	128,999	70,678	130,926	2,246	31,726	364,575

Accumulated depreciation
December 31, 2013	59,163	33,678	34,954	677	10,246	138,718
Current year depreciation	14,575	5,535	14,644	472	3,472	38,698
Disposals	(8,982)	(3,312)	(1,796)	(312)	(709)	(15,111)
Transfers	50	262	-	(316)	869	865
Impact of foreign exchange	2,113	874	960	39	604	4,590

December 31, 2014	66,919	37,037	48,762	560	14,482	167,760
Current year depreciation	15,982	6,693	19,401	524	3,280	45,880
Disposals	(6,148)	(813)	(9,766)	(179)	(2,502)	(19,408)
Transfers	83	(9)	-	(35)	(39)	-
Impact of foreign exchange	5,433	2,210	2,841	71	1,703	12,258

December 31, 2015	82,269	45,118	61,238	941	16,924	206,490

Net book value
December 31, 2014	42,728	24,294	69,136	1,758	14,791	152,707

December 31, 2015	46,730	25,560	69,688	1,305	14,802	158,085

Included in Leasehold Improvements is construction work in progress for $4,055,000 (2014 – $870,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

Included in the Other category are automotive equipment, buildings, land, and fractional ownership of an aircraft.

Notes to the Consolidated Financial Statements
December 31, 2015	F-26	Stantec Inc.

11. GOODWILL

	December 31	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

Net goodwill, beginning of the year	760,631	594,826
Current year acquisitions	108,563	129,468
Impact of foreign exchange	97,286	36,337

Net goodwill, end of the year	966,480	760,631

Gross goodwill, end of the year	1,144,480	938,631
Accumulated impairment losses	(178,000)	(178,000)

Net goodwill, end of the year	966,480	760,631

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company allocates goodwill to its CGUs, which are also its operating segments. The Company’s CGUs are Canada, the United States, and International. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. The Company does not monitor goodwill at, or allocate goodwill to, its business operating units.

On October 1, 2015, and October 1, 2014, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2015 and 2014 tests, the Company concluded that the recoverable amount of each CGU exceeded its carrying amount and, therefore, goodwill was not impaired.

The Company has allocated its goodwill to its CGUs as follows:

	December 31	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

Canada	330,240	290,011
United States	636,240	470,620

Allocated	966,480	760,631

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many factors used to determine whether goodwill is impaired are outside of management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated.

Valuation techniques

When performing the goodwill impairment test, the Company compares the recoverable amount for each CGU to its carrying amount. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

Notes to the Consolidated Financial Statements
December 31, 2015	F-27	Stantec Inc.

The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering a five-year period from financial forecasts approved by senior management. For its October 1, 2015, and October 1, 2014, impairment tests, the Company discounted the cash flows for each CGU using an after-tax discount rate ranging from 8.7% to 11.5%. To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs with its market capitalization to determine if the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs, the Company reviews and adjusts, if appropriate, the discount rate of a CGU and considers whether the implied acquisition premium is reasonable in light of current market conditions. The fair value measurement was categorized as a level 3 fair value based on the significant inputs in the valuation technique used (note 22).

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual test dates. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company’s CGUs could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs of disposal for all CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•	Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU when future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

Sensitivity to changes in assumptions

As at October 1, 2015, the recoverable amount of the Company’s Canadian and US CGUs exceeded their carrying amount. For the assessment of fair value less costs of disposal, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian or US CGU to exceed its recoverable amount.

Notes to the Consolidated Financial Statements
December 31, 2015	F-28	Stantec Inc.

12. INTANGIBLE ASSETS

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 18) $

Cost
December 31, 2013	91,815	5,285	46,769	1,761	145,630	(6,764)
Additions	-	-	9,614	-	9,614	-
Additions – internal development	-	-	711	-	711	-
Additions arising on acquisitions	18,967	8,731	244	1,869	29,811	(2,214)
Disposals	-	-	(515)	-	(515)	-
Removal of fully amortized assets	(782)	(5,765)	(14,523)	171	(20,899)	1,963
Impact of foreign exchange	5,934	982	60	127	7,103	(758)

December 31, 2014	115,934	9,233	42,360	3,928	171,455	(7,773)
Additions	-	-	25,290	-	25,290	-
Additions – internal development	-	-	685	-	685	-
Additions arising on acquisitions	28,261	8,842	-	6,682	43,785	365
Disposals	-	-	(167)	-	(167)	-
Removal of fully amortized assets	(14,309)	(7,198)	(5,161)	(1,374)	(28,042)	721
Impact of foreign exchange	16,421	2,059	42	623	19,145	(1,395)

December 31, 2015	146,307	12,936	63,049	9,859	232,151	(8,082)

Accumulated amortization
December 31, 2013	41,012	3,812	21,288	661	66,773	(3,357)
Current year amortization	8,432	4,819	11,270	962	25,483	(1,231)
Disposals	-	-	(405)	-	(405)	-
Removal of fully amortized assets	(782)	(5,765)	(14,523)	171	(20,899)	1,963
Impact of foreign exchange	2,619	569	39	33	3,260	(364)

December 31, 2014	51,281	3,435	17,669	1,827	74,212	(2,989)
Current year amortization	14,985	8,618	12,956	2,458	39,017	(1,164)
Disposals	-	-	(80)	-	(80)	-
Removal of fully amortized assets	(14,309)	(7,198)	(5,161)	(1,374)	(28,042)	721
Impact of foreign exchange	7,380	1,193	32	360	8,965	(656)

December 31, 2015	59,337	6,048	25,416	3,271	94,072	(4,088)

Net book value
December 31, 2014	64,653	5,798	24,691	2,101	97,243	(4,784)

December 31, 2015	86,970	6,888	37,633	6,588	138,079	(3,994)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are finance leases with a net book value of $22,560,000 (2014 – $11,001,000) and $1,099,000 (2014 – $414,000) in internally generated software that is not ready for use and, therefore, is not being amortized.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines

Notes to the Consolidated Financial Statements
December 31, 2015	F-29	Stantec Inc.

recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal methods. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2015, the Company concluded that there were no material indicators of impairment to intangible assets.

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Company has interests in a number of individually immaterial joint ventures and associates. The Company’s joint ventures and associates are private entities that are not listed on any public exchange. All operations are continuing. The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2015, and December 31, 2014.

Movement in investments in joint ventures and associates

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Balance, beginning of the year	4,975	4,996
Additions arising on acquisitions	262	-
Share of total comprehensive income	2,048	2,419
Dividends/distributions received	(2,931)	(2,472)
Impact of foreign exchange	113	32

Balance, end of the year	4,467	4,975

To support the activities of certain joint ventures and associates, the Company and the other investors in the joint ventures have agreed to make additional contributions in proportion to their interests to make up any losses, if required. In addition, for certain joint ventures and associates, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

14. OTHER FINANCIAL ASSETS

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Investments held for self-insured liabilities	126,489	112,020
Investments	329	1,645
Holdbacks on long-term contracts	8,814	7,649
Indemnifications	757	442
Other	2,841	1,996

	139,230	123,752
Less current portion	27,108	32,056

Long-term portion	112,122	91,696

Notes to the Consolidated Financial Statements
December 31, 2015	F-30	Stantec Inc.

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income. Their fair value and amortized cost are as follows:

	December 31		December 31
	2015		2014
	$		$

	Fair Value	Amortized	Fair Value	Amortized
(In thousands of Canadian dollars)		Cost/Cost		Cost/Cost

Bonds	88,081	87,522	73,209	72,960
Equity securities	38,408	36,758	35,113	27,299
Term deposits	-	-	3,698	3,698

Total	126,489	124,280	112,020	103,957

The bonds bear interest at rates ranging from 0.38% to 5.10% per annum (2014 – 0.50% to 5.10%).

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Within one year	26,321	27,340
After one year but not more than five years	61,760	45,869

Total	88,081	73,209

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 17). During 2015, the Company increased provisions and indemnification assets relating to prior acquisitions by $230,000 (2014 – decreased by $1,073,000) due to new information obtained in the year.

15. TRADE AND OTHER PAYABLES

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Trade accounts payable	123,402	104,086
Employee and payroll liabilities	188,182	166,629
Accrued liabilities	40,615	29,578

Trade and other payables	352,199	300,293

Notes to the Consolidated Financial Statements
December 31, 2015	F-31	Stantec Inc.

16. LONG-TERM DEBT

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Notes payable	124,454	111,473
Bank loan	96,968	64,966
Senior secured notes	124,792	124,594
Finance lease obligations	19,142	8,232

	365,356	309,265
Less current portion	133,055	53,172

Long-term portion	232,301	256,093

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average rate of interest on the notes payable is 3.63% (2014 – 3.65%). The notes may be supported by promissory notes and are due at various times from 2016 to 2019. The aggregate maturity value of the notes is $126,840,000 (2014 – $113,726,000). At December 31, 2015, $117,282,000 (US$84,741,000) (2014 – $100,207,000 (US$86,378,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

The Company has entered into an agreement for a $350 million revolving credit facility expiring August 2018. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit.

At December 31, 2015, $71,968,000 (US$52,000,000) of the bank loan was payable in US funds and $25,000,000 was payable in Canadian funds. At December 31, 2014, $64,966,000 (US$56,000,000) of the bank loan was payable in US funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 24). The average interest rate applicable at December 31, 2015, was 1.72% (2014 – 1.37%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At December 31, 2015, the Company had issued and outstanding letters of credit, expiring at various dates before January 2017, totaling $135,000 (2014 – $2,287,000), payable in Canadian funds, and $784,000 (US$566,000) (2014 – $872,000 (US$752,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2015, $252,113,000 (2014 – $281,875,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2015, the Company had issued bonds under this surety facility totaling $387,000 (2014 – $36,000) in Canadian funds and $4,726,000 (US$3,415,000) (2014 – $3,268,000 (US$2,817,000)) in US funds. These bonds expire at various dates before April 2020.

The Company has a bid bond facility expiring on August 31, 2018, in the amount of $15 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders.

Notes to the Consolidated Financial Statements
December 31, 2015	F-32	Stantec Inc.

This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in foreign currencies. At December 31, 2015, $10,828,000 (2014 – $8,525,000) was issued under this bid bond facility, is payable in various international currencies, and will expire at various dates before December 2016.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier of payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 24).

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At December 31, 2015, finance lease obligations included finance leases bearing interest at rates ranging from 0.66% to 9.08% (2014 – 0.66% to 12.98%). These finance leases expire at various dates before November 2020.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Within one year	8,807	5,888
After one year but not more than five years	10,611	2,604

Total minimum lease payments	19,418	8,492

Present value of minimum lease payments	19,142	8,232

17. PROVISIONS

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Provision for self-insured liabilities	61,480	50,074
Provisions for claims	13,277	4,506
Onerous contracts	10,693	7,812

	85,450	62,392
Less current portion	22,878	10,796

Long-term portion	62,572	51,596

Notes to the Consolidated Financial Statements
December 31, 2015	F-33	Stantec Inc.

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Provision, beginning of the year	50,074	47,628
Current-year provision	12,125	4,893
Payment for claims settlement	(7,056)	(5,180)
Impact of foreign exchange	6,337	2,733

Provision, end of the year	61,480	50,074

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At December 31, 2015, the long-term portion was $56,722,000 (2014 – $46,521,000).

Provisions for claims

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Provisions, beginning of the year	4,506	6,946
Current-year provisions	2,087	1,528
Claims from acquisitions	8,746	672
Claims paid or otherwise settled	(4,255)	(4,810)
Impact of foreign exchange	2,193	170

Provisions, end of the year	13,277	4,506

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 7 and 14).

Notes to the Consolidated Financial Statements
December 31, 2015	F-34	Stantec Inc.

Onerous contracts

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Liability, beginning of the year	7,812	7,012
Current-year provisions	3,724	1,637
Resulting from acquisitions	1,450	816
Costs paid or otherwise settled	(3,290)	(2,098)
Impact of foreign exchange	997	445

Liability, end of the year	10,693	7,812

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until December 2024.

18. OTHER LIABILITIES

(In thousands of Canadian dollars)	Note	December 31 2015 $	December 31 2014 $

Deferred gain on sale leaseback		1,790	2,506
Lease inducement benefits		44,967	44,411
Lease disadvantages	12	3,994	4,784
Deferred share units payable	21	16,550	13,157
Other cash-settled share-based compensation	21	5,882	4,960
Liability for uncertain tax positions		6,667	6,453

		79,850	76,271
Less current portion		12,162	11,953

Long-term portion		67,688	64,318

19. COMMITMENTS

The Company has various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also has purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under noncancellable operating leases and purchase obligations as at December 31, 2015, are as follows:

(In thousands of Canadian dollars)	$

Within one year	160,205
After one year but not more than five years	439,762
More than five years	361,528

961,495

The premises rental expense for the year ended December 31, 2015, was $134,035,000 (2014 – $106,885,000).

Notes to the Consolidated Financial Statements
December 31, 2015	F-35	Stantec Inc.

Sublease rental income for the year ended December 31, 2015, was $7,489,000 (2014 – $4,358,000). Future minimum sublease payments expected to be received under noncancellable sublease agreements as at December 31, 2015, are $16,142,000 (2014 – $10,442,000).

20. CONTINGENCIES AND GUARANTEES

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 17. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications.

21. SHARE CAPITAL

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2015, the Company filed a Normal Course Issuer Bid with the Toronto Stock Exchange, which enables it to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. No common shares were repurchased for cancellation in 2015 pursuant to this Normal Course Issuer Bid.

During 2015, the Company recognized a share-based compensation expense of $11,200,000 (2014 – $7,659,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $5,238,000 (2014 – $4,659,000) related to the fair value of options granted and $5,962,000 (2014 – $3,000,000) related to the cash-settled share-based compensation (deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs)).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Notes to the Consolidated Financial Statements
December 31, 2015	F-36	Stantec Inc.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2015.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
February 25, 2015	March 31, 2015	April 16, 2015	0.1050	9,862,000
May 13, 2015	June 30, 2015	July 16, 2015	0.1050	9,885,000
August 5, 2015	September 30, 2015	October 15, 2015	0.1050	9,907,000
November 4, 2015	December 31, 2015	January 14, 2016	0.1050	-

At December 31, 2015, trade and other payables included $9,916,000 related to the dividends declared on November 4, 2015.

Share-based payment transactions

In 2015, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 2,980,601 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and March 3, 2022.

	December 31 2015		December 31 2014
	Weighted		Weighted
	Average Exercise		Average Exercise
	Shares	Price	Shares	Price
	#	$	#	$

Share options, beginning of the year	2,676,568	21.82	2,610,830	16.80
Granted	965,064	32.01	803,926	32.90
Exercised	(599,640)	15.81	(683,994)	15.48
Forfeited	(61,391)	29.48	(54,194)	24.61

Share options, end of the year	2,980,601	26.17	2,676,568	21.82

The options held by officers and employees at December 31, 2015, were as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

14.33 –14.88	599,728	2.72	14.65	599,728	2.72	14.65
20.88	688,704	4.16	20.88	411,280	4.16	20.88
32.01 – 32.90	1,692,169	5.73	32.41	247,356	5.18	32.90

14.33 – 32.90	2,980,601	4.76	26.17	1,258,364	3.67	20.27

Notes to the Consolidated Financial Statements
December 31, 2015	F-37	Stantec Inc.

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions.

In 2015, the Company granted 965,064 (2014 – 803,926) share options. The estimated fair value of options granted at the share market price on the grant date was $5.86 (2014 – $6.93) and was determined using the weighted average assumptions indicated below:

	2015	2014

Volatility in the price of the Company’s shares (%)	24.73	26.07
Risk-free interest rate (%)	0.59	1.34
Expected hold period to exercise (years)	4.50	4.50
Dividend yield (%)	1.310	1.125
Exercise price ($)	32.01	32.90

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share options. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the options. The options have a contractual life of seven years.

A summary of the status of the Company’s non-vested options as of December 31, 2015, and of changes in the year are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	1,577,150	6.28
Granted	965,064	5.86
Vested	(769,036)	5.63
Forfeited	(50,941)	6.38

Non-vested share options, end of the year	1,722,237	6.33

As at December 31, 2015, 1,722,237 (2014 – 1,577,150) options remained unvested. As at December 31, 2015, a total compensation cost of $3,501,000 (2014 – $3,497,000) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 0.86 years (2014 – 0.84 years).

b) Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents (SVPs) may receive RSUs. An RSU is equal to one common share. The SVPs may be granted an allotment of these units annually; after two years, they receive a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The RSUs vest on their grant date since the SVPs are not required to complete a specified period of service. The units are recorded at fair value. RSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During 2015, 494 RSUs were issued (2014 – 38,523) and 50,535 RSUs were paid at an intrinsic value of $1,647,000 (2014 – 57,415 units were paid at an intrinsic value of $1,914,000). At December 31, 2015, 38,450 RSUs were outstanding at the fair value of $1,335,000 (2014 – 88,491 units were outstanding at the fair value of $2,774,000).

Notes to the Consolidated Financial Statements
December 31, 2015	F-38	Stantec Inc.

c) Performance share units

Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During 2015, 197,370 PSUs were issued (2014 – 156,800). In addition, during 2015, 5,064 units were forfeited (2014 – 1,063). At December 31, 2015, 348,043 PSUs were outstanding at the fair value of $9,962,000 (2014 – 155,737 units were outstanding at the fair value of $7,795,000).

d) Deferred share units

The Company also has a DSU plan; directors of the board may receive DSUs. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value and are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During 2015, 57,073 DSUs were issued (2014 – 55,698). At December 31, 2015, 476,777 DSUs were outstanding at the fair value of $16,550,000 (2014 – 419,704 units were outstanding at the fair value of $13,157,000).

22. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly

•	Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2015, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the year ended December 31, 2015, no transfers were made between levels 1 and 2 fair value measurements.

Notes to the Consolidated Financial Statements
December 31, 2015	F-39	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at December 31, 2015:

(In thousands of Canadian dollars)	Note	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	14	126,489	-	126,489	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but were disclosed at fair value on a recurring basis as at December 31, 2015:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	16	124,985	-	124,985	-
Senior secured notes	16	128,719	-	128,719	-

		253,704	-	253,704	-

The fair values of notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

23. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, other financial assets, and trade and other receivables.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $785,795,000 at December 31, 2015 (2014 – $709,207,000).

Notes to the Consolidated Financial Statements
December 31, 2015	F-40	Stantec Inc.

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which at December 31, 2015, was 68 days (2014 – 59 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2015, was $252,113,000 (2014 – $281,875,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 24).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2014
Trade and other payables	300,293	300,293	-	-
Long-term debt	327,385	58,533	267,647	1,205
Other financial liabilities	5,320	2,773	356	2,191

Total contractual obligations	632,998	361,599	268,003	3,396

December 31, 2015
Trade and other payables	352,199	352,199	-	-
Long-term debt	368,226	133,557	233,523	1,146
Other financial liabilities	5,349	2,601	247	2,501

Total contractual obligations	725,774	488,357	233,770	3,647

In addition to the financial liabilities listed in the table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 16.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government bonds, corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at December 31, 2015, was 0.5% higher, with all other variables held constant, net income would have decreased by $358,000. If it was 0.5% lower, an equal and opposite impact on net income would have occurred. The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Notes to the Consolidated Financial Statements
December 31, 2015	F-41	Stantec Inc.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If exchange rates were $0.01 lower at December 31, 2015, with all other variables held constant, net income would have decreased by $18,000. If they were $0.01 higher, an equal and opposite impact on net income would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. A 1.0% increase in equity prices would have increased the Company’s comprehensive income by $284,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

24. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5

•	Return on equity (ROE) at or above 14%

These targets are established annually and monitored quarterly. Targets for 2015 are the same as for 2014.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.94 at December 31, 2015 (2014 – 0.53), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 12.9% for the year ended December 31, 2015 (2014 – 16.8%). The Company did not meet its ROE target since 2015 net income did not increase at historical levels because of challenges in the energy and resource industry and shareholders’ equity was impacted by an increase in the exchange difference on the translation of the Company’s foreign operations.

Notes to the Consolidated Financial Statements
December 31, 2015	F-42	Stantec Inc.

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured quarterly. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2015.

25. INCOME TAXES

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31

	2015%	2014%

Income tax expense at statutory Canadian rates	26.5	26.0
Increase (decrease) resulting from:
Rate differential on foreign income	2.0	0.4
Non-deductible meals and entertainment	0.6	0.5
Non-taxable foreign income net of non-creditable withholding taxes	(1.7)	(1.1)
Research and development and other tax credits	(1.7)	(0.2)
Income from associated companies	(0.2)	(0.1)
Other	0.6	0.8

	26.1	26.3

The major components of deferred income tax recovery are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2015 $	2014 $

Origination and reversal of timing differences	(10,067)	(1,031)
Carryback of tax losses	3,335	-
Change of tax rates	434	5

Total deferred income tax recovery	(6,298)	(1,026)

Notes to the Consolidated Financial Statements
December 31, 2015	F-43	Stantec Inc.

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows:

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Deferred income tax assets (liabilities)
Differences in timing of taxability of revenue and deductibility of expenses	46,257	27,320
Loss carryforwards	9,168	6,455
Carrying value of property and equipment less than (in excess of) tax cost	543	(2,577)
Carrying value of intangible assets in excess of tax cost	(53,006)	(42,056)
Cash to accrual adjustment on acquisition of US subsidiaries	(10,731)	(3,551)
Other	(2,233)	(1,392)

	(10,002)	(15,801)

The following is a reconciliation of net deferred tax assets (liabilities):

(In thousands of Canadian dollars)	December 31 2015 $	December 31 2014 $

Balance, beginning of the year	(15,801)	(12,699)
Tax recovery during the year recognized in net income	6,298	1,026
Tax effect on other comprehensive income	77	(40)
Deferred taxes acquired through business combinations	851	(5,064)
Impact of foreign exchange	(985)	338
Other	(442)	638

Balance, end of the year	(10,002)	(15,801)

At December 31, 2015, except as noted below, all loss carryforwards available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements. The Company has unrecognized federal loss carryforwards of approximately $8,044,000 (US$5,812,000) (2014 – $1,027,000 (US$885,000)) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years. The Company also has unrecognized loss carryforwards of approximately $8,840,000 (2014 – $8,946,000) and no recognized loss carryforwards that are available to reduce the taxable income of certain other foreign subsidiaries.

Comparative figures for deferred tax assets and liabilities have been reclassified to confirm to the presentation adopted for the current year. They were offset if a legally enforceable right exists to offset and the deferred taxes relate to the same taxable entity and same taxation authority.

Notes to the Consolidated Financial Statements
December 31, 2015	F-44	Stantec Inc.

26. NET INTEREST EXPENSE

	For the year ended December 31

(In thousands of Canadian dollars)	2015 $	2014 $

Interest on notes payable	4,327	3,441
Interest on bank loan	2,365	1,404
Interest on senior secured notes	5,649	5,649
Interest on finance leases	288	312
Other	676	131

Total interest expense	13,305	10,937

Interest income on available-for-sale investment debt securities	(1,738)	(1,498)
Other	(638)	(924)

Total interest income	(2,376)	(2,422)

Net interest expense	10,929	8,515

Other net finance expense

	For the year ended December 31

(In thousands of Canadian dollars)	2015 $	2014 $

Amortization on available-for-sale investment debt securities	682	515
Bank charges	2,651	2,654

Total other finance expense	3,333	3,169

Realized gain on sale of available-for-sale investment debt securities	(25)	(86)

Other net finance expense	3,308	3,083

Notes to the Consolidated Financial Statements
December 31, 2015	F-45	Stantec Inc.

27. EMPLOYEE COSTS

		For the year ended December 31

(In thousands of Canadian dollars)	Note	2015 $	2014 $

Wages, salaries, and benefits		1,666,251	1,447,750
Pension costs		46,608	37,903
Share-based compensation	21	11,200	7,659

Total employee costs		1,724,059	1,493,312

Direct labor		1,081,088	936,918
Indirect labor		642,971	556,394

Total employee costs		1,724,059	1,493,312

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

28. OTHER INCOME

	For the year ended December 31

(In thousands of Canadian dollars)	2015 $	2014 $

Gain on sale of property and equipment	(1,888)	-
Realized gain on available-for-sale equity securities	(4,466)	(635)
Loss on sale of a subsidiary	4,096	-
Other	(974)	(2,024)

Total other income	(3,232)	(2,659)

Notes to the Consolidated Financial Statements
December 31, 2015	F-46	Stantec Inc.

29.EARNINGS PER SHARE

The number of basic and diluted common shares outstanding, calculated on a weighted average basis, is as follows:

	December 31 2015 #	December 31 2014 #

Basic shares outstanding	94,143,455	93,540,206
Share options (dilutive effect of 2,980,601 options; 2014 – 1,896,154 options)	450,480	787,853

Diluted shares outstanding	94,593,935	94,328,059

At December 31, 2015, no options were antidilutive. At December 31, 2014, 780,414 options were antidilutive and therefore were not considered in computing diluted earnings per share.

30. CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2015 $	2014 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net income for the year	156,378	164,498
Add (deduct) items not affecting cash:
Depreciation of property and equipment	45,880	38,698
Amortization of intangible assets	37,853	24,252
Deferred income taxes	(6,298)	(1,026)
Gain on sale of property and equipment	(1,888)	-
Realized gain on available-for-sale equity securities	(4,466)	(635)
Loss on sale of a subsidiary	4,096	-
Share-based compensation	11,200	7,659
Provision for self-insured liabilities and claims	14,212	6,421
Other non-cash items	(9,434)	(2,134)
Share of income from joint ventures and associates	(2,048)	(2,419)

	245,485	235,314

Trade and other receivables	(7,897)	12,509
Unbilled revenue	12,736	(42,519)
Prepaid expenses	(665)	444
Trade and other payables	(21,103)	2,322
Billings in excess of costs	(16,431)	11,731
Income taxes recoverable	(6,606)	(12,580)

	(39,966)	(28,093)

Cash flows from operating activities	205,519	207,221

Notes to the Consolidated Financial Statements
December 31, 2015	F-47	Stantec Inc.

31. RELATED-PARTY DISCLOSURES

Subsidiaries

As at December 31, 2015, the Company has subsidiaries that are controlled by the Company and consolidated in its financial statements. Control is established when the Company is exposed to variable returns of the entity and can use its power to influence the variable returns.

The Company owns 100% of the voting and restricted securities of the entities below, except for AIVEK Stantec Limited Partnership (AIVEK), Stassinu Stantec Limited Partnership (Stassinu), and Houston Airport Alliance.

The Company holds 50% or less of the voting rights in each of these entities: AIVEK, Stassinu, and Houston Airport Alliance. However, the Company holds the ultimate decision-making rights of these entities, including power to influence the variable returns of the entities through control over their relevant activities. Based on these facts and circumstances, management determined that the Company controls these entities and that the remaining non-controlling interests are immaterial.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
9073-4195 Quebec Inc.	Quebec, Canada
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada
Azimut Services (Central) Inc.	Canada
FST Engineers, Inc.	New York, United States
Houston Airport Alliance	Unincorporated
International Insurance Group Inc.	Barbados
Jacques Whitford Holdco Ltd.	Cayman Islands
Processess Unlimited Bahrain, LLC	Alberta, Canada
Processess Unlimited International, LLC	Delaware, United States
Stantec Aircraft Holdings Ltd.	Alberta, Canada
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting Mexico, S. de R.L. de C.V.	Mexico
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec Energy & Resources Inc.	Delaware, United States
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Limited	England & Wales
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
Stassinu Stantec Limited Partnership	Newfoundland and Labrador, Canada
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil

There are no significant restrictions on the Company’s ability to access or use assets, or to settle liabilities of its subsidiaries. The financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Notes to the Consolidated Financial Statements
December 31, 2015	F-48	Stantec Inc.

Structured entities

As at December 31, 2015, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities, and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following is a list of the structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation

Architecture Stantec Québec Ltée	Canada
SHW Architects, P.C.	New York, United States
SHW Group LLC	Michigan, United States
Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Joint ventures and associates

The Company enters into transactions through its investments in joint ventures and associates. These transactions involve providing or receiving services, and these transactions were entered into in the normal course of business and on an arm’s-length basis.

The following table provides the total dollar amount for transactions that have been entered into with related parties for the year ended December 31, 2015:

			Amounts
			Owed by
	Sales to	Distributions	Related
	Related Parties	Paid	Parties
(In thousands of Canadian dollars)	$	$	$

Joint ventures	14,753	2,225	5,352
Associates	20,735	706	3,985

Notes to the Consolidated Financial Statements
December 31, 2015	F-49	Stantec Inc.

The following table provides the total dollar amount for transactions that have been entered into with related parties for the year ended December 31, 2014:

			Amounts
	Sales to		Owed by
	Related	Distributions	Related
	Parties	Paid	Parties
(In thousands of Canadian dollars)	$	$	$

Joint ventures	18,635	2,282	6,064
Associates	19,712	190	4,463

Compensation of key management personnel and directors of the Company

		For the year ended
		December 31

		2015	2014
(In thousands of Canadian dollars)	Note	$	$

Salaries and other short-term employment benefits		10,062	9,802
Directors’ fees		240	260
Share-based compensation	21	5,825	2,803

Total compensation		16,127	12,865

In 2015, the Company’s key management personnel include its CEO, chief operating officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

32. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment. Canada and the United States are combined into a single reportable segment because each segment provides comparable services and uses similar methods to provide the services. Also, these operating segments have similar long-term economic performance, nature and type of labor, customer industries, and nature of the regulatory environment. As well, they have similar economic characteristics, such as historical and long-term gross margins and operating, financing, and underlying currency risks. The International operating segment does not meet the size quantitative thresholds of IFRS 8, and therefore is not reported separately. The International operating segment was combined into consulting services because it is not material.

Notes to the Consolidated Financial Statements
December 31, 2015	F-50	Stantec Inc.

Geographic information: Non-current assets

	December 31	December 31
	2015	2014
(In thousands of Canadian dollars)	$	$

Canada	476,392	431,055
United States	784,993	578,015
International	1,259	1,511

	1,262,644	1,010,581

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.

Geographic information: Gross revenue

	For the year ended
	December 31

	2015	2014
(In thousands of Canadian dollars)	$	$

Canada	1,317,022	1,346,628
United States	1,460,975	1,090,543
International	99,248	92,747

	2,877,245	2,529,918

Gross revenue is attributed to countries based on the location of the project.

Business operating unit information: Gross revenue

	For the year ended
	December 31

	2015	2014
(In thousands of Canadian dollars)	$	$

Buildings	763,678	547,701
Energy & Resources	1,000,585	1,103,940
Infrastructure	1,112,982	878,277

	2,877,245	2,529,918

The allocation of gross revenue to business operating units has been reclassified for comparative figures due to a realignment of certain business lines between business operating units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

Notes to the Consolidated Financial Statements
December 31, 2015	F-51	Stantec Inc.

33. AMOUNTS DUE FROM CUSTOMERS

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date is as follows:

	December 31 2015	December 31 2014
(In thousands of Canadian dollars)	$	$

Gross amount due from customers (unbilled revenue)	228,970	192,310
Gross amount due to customers (billings in excess of costs)	(109,159)	(96,082)

Net amount due from customers	119,811	96,228

As at December 31, 2015, the current portion of holdbacks held by customers included in trade and other receivables was $6,908,000 (2014 – $4,351,000).

34. INVESTMENT TAX CREDITS

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2015, investment tax credits of $3,938,000 (2014 – $1,309,000) were recorded and reduced administrative and marketing expenses.

35. EVENTS AFTER THE REPORTING PERIOD

From January 1, 2016, to February 24, 2016, pursuant to our Normal Course Issuer Bid, we repurchased and cancelled 572,825 common shares at an average price of $31.76 per share for an aggregate price of $18.2 million.

On February 24, 2016, the Company declared a dividend of $0.1125 per share, payable on April 14, 2016, to shareholders of record on March 31, 2016.

36. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

Notes to the Consolidated Financial Statements
December 31, 2015	F-52	Stantec Inc.

Locations
Canada
Calgary, Alberta
Edmonton, Alberta
Fort McMurray, Alberta
Grande Prairie, Alberta
Lethbridge, Alberta
Medicine Hat, Alberta
Red Deer, Alberta
Burnaby, British Columbia
Kamloops, British Columbia
Kelowna, British Columbia
Quesnel, British Columbia
Sidney, British Columbia
Surrey, British Columbia
Terrace, British Columbia
Vancouver, British Columbia
Victoria, British Columbia
Winnipeg, Manitoba
Fredericton, New Brunswick
Moncton, New Brunswick
Saint John, New Brunswick
Corner Brook,
Newfoundland and Labrador
Happy Valley-Goose Bay,
Newfoundland and Labrador
St. John’s,
Newfoundland and Labrador
Yellowknife, Northwest Territories
Halifax, Nova Scotia
Sydney, Nova Scotia
Iqaluit, Nunavut
Barrie, Ontario
Guelph, Ontario
Hamilton, Ontario
London, Ontario
Markham, Ontario
Mississauga, Ontario
North Bay, Ontario
Ottawa, Ontario
Sudbury, Ontario
Toronto, Ontario
Waterloo, Ontario
Windsor, Ontario
Charlottetown,
Prince Edward Island
Amos, Québec
Gatineau, Québec
Laval, Québec
Longueuil, Québec
Montréal, Québec
Québec City, Québec
Rimouski, Québec
Rouyn-Noranda, Québec
Saint-Félicien, Québec
Saint-Laurent, Québec
Sainte-Anne-des-Monts, Québec
Trois-Rivières, Québec
Val-d’Or, Québec
Regina, Saskatchewan
Saskatoon, Saskatchewan
Whitehorse, Yukon
United States
Birmingham, Alabama
Anchorage, Alaska
Fairbanks, Alaska
Juneau, Alaska
Wasilla, Alaska
Phoenix, Arizona
Tempe, Arizona
Tucson, Arizona
Bakersfield, California
Camarillo, California
Fresno, California
Irvine, California
Long Beach, California
Los Gatos, California
Pasadena, California
Petaluma, California
Redlands, California
Rocklin, California
Sacramento, California
San Diego, California
San Francisco, California
San Luis Obispo, California
Santa Barbara, California
Santa Maria, California
Thousand Oaks, California
Van Nuys, California
Walnut Creek, California
Boulder, Colorado
Denver, Colorado
Fort Collins, Colorado
Hartford, Connecticut
New Haven, Connecticut
Washington, District of Columbia
Bonifay, Florida
Coral Gables, Florida
Deerfield Beach, Florida
Fort Myers, Florida
Jacksonville, Florida
Miami, Florida
Naples, Florida
Orlando, Florida
Panama City, Florida
Sarasota, Florida
Tallahassee, Florida
Tampa, Florida
West Palm Beach, Florida
Atlanta, Georgia
Macon, Georgia
Honolulu, Hawaii
Boise, Idaho
Chicago, Illinois
Lombard, Illinois
Springfield, Illinois
Indianapolis, Indiana
Waterloo, Iowa
Kansas City, Kansas
Lexington, Kentucky
Louisville, Kentucky
Baton Rouge, Louisiana
New Orleans, Louisiana
Scarborough, Maine
Topsham, Maine
Baltimore, Maryland
Germantown, Maryland
Laurel, Maryland
Boston, Massachusetts
Burlington, Massachusetts
Hyannis, Massachusetts
Northampton, Massachusetts
Quincy, Massachusetts
Ann Arbor, Michigan
Berkley, Michigan
Detroit, Michigan
Lansing, Michigan
Rochester, Minnesota
St. Cloud, Minnesota
St. Paul, Minnesota
Jackson, Mississippi
Vicksburg, Mississippi
St. Louis, Missouri
Butte, Montana
Elko, Nevada
Las Vegas, Nevada
Reno, Nevada
Auburn, New Hampshire
Bedford, New Hampshire
Mount Laurel, New Jersey
Rochelle Park, New Jersey
Wall Township, New Jersey
Albany, New York
Binghamton, New York
Buffalo, New York
Hauppauge, New York
New York, New York
Rochester, New York
Charlotte, North Carolina
Raleigh, North Carolina
Winston-Salem, North Carolina
Bismarck, North Dakota
Fargo, North Dakota
Cincinnati, Ohio
Cleveland, Ohio
Columbus, Ohio
Logan, Ohio
Sylvania, Ohio
Toledo, Ohio
Grants Pass, Oregon
Portland, Oregon
Butler, Pennsylvania
Canonsburg, Pennsylvania
Mechanicsburg, Pennsylvania
Philadelphia, Pennsylvania
Pittsburgh, Pennsylvania
Plymouth Meeting, Pennsylvania
State College, Pennsylvania
West Chester, Pennsylvania
Wyomissing, Pennsylvania
Charleston, South Carolina
Columbia, South Carolina
Chattanooga, Tennessee
Nashville, Tennessee
Arlington, Texas
Austin, Texas
Dallas, Texas
Houston, Texas
Plano, Texas
San Antonio, Texas
Salt Lake City, Utah
Sandy, Utah
St. George, Utah
South Burlington, Vermont
Charlottesville, Virginia
Fairfax, Virginia
Fredericksburg, Virginia
Glen Allen, Virginia
Reston, Virginia
Richmond, Virginia
Roanoke, Virginia
Williamsburg, Virginia
Bellevue, Washington
Seattle, Washington
Spokane, Washington
Charleston, West Virginia
Fairmont, West Virginia
Green Bay, Wisconsin
Madison, Wisconsin
Milwaukee, Wisconsin
International
St. Michael, Barbados
Doha, Qatar
Dammam, Saudi Arabia
Abu Dhabi, United Arab Emirates
Dubai, United Arab Emirates
London, United Kingdom
Stantec Inc. 159

Shareholder Information
Head Office
200, 10160 - 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com
Transfer Agent
Computershare
Calgary, Alberta
Auditor
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta
Principal Bank
Canadian Imperial Bank of Commerce
Securities Exchange Listing
Stantec shares are listed on the
Toronto Stock Exchange and the
New York Stock Exchange under
the symbol STN.
Printed in Canada
Stantec